Form 10-K405, Exhibit 13
period 1997-03-29
PLANTRONICS INC /CA/
filed 1997-06-27
CIK 914025

                                                                     EXHIBIT 13



         PLANTRONICS, INC. INTRODUCED THE FIRST LIGHTWEIGHT COMMUNICATIONS HEADSET IN 1962 AND IS TODAY THE WORLD'S LEADING DESIGNER, MANUFACTURER AND MARKETER OF HEADSET PRODUCTS. IN ADDITION, THE COMPANY PRODUCES PRODUCTS FOR THE COMPUTER AND MOBILE MARKET SEGMENTS, SPECIALTY TELEPHONE PRODUCTS, SUCH AS AMPLIFIED TELEPHONE HANDSETS, TELEPHONES FOR HEARING-IMPAIRED USERS AND NOISE-CANCELLING HEADSETS AND HANDSETS FOR USE IN HIGH-NOISE ENVIRONMENTS. PLANTRONICS SELLS ITS AUDIO-INTERFACE TECHNOLOGY IN ALL REGIONS OF THE WORLD THROUGH A GLOBAL NETWORK THAT INCLUDES THE INDUSTRY'S LEADING DISTRIBUTORS, TELEPHONE COMPANIES, RETAILERS AND COMMUNICATIONS SYSTEMS OEMS. THE COMPANY IS HEADQUARTERED IN SANTA CRUZ, CALIFORNIA, WITH OFFICES IN FOURTEEN COUNTRIES, INCLUDING MAJOR FACILITIES IN TIJUANA, MEXICO; RINGGOLD, GEORGIA; WOOTTON BASSETT, ENGLAND AND HOOFDDORP, NETHERLANDS.

AIRSET(TM) CORDLESS ADAPTER It's what our customers asked for: a cordless telephone adapter with a lightweight, stylish remote unit. Add a Plantronics headset for true hands-free mobility in the office. Based on infrared technology, the AirSet Cordless Adapter is ideal for busy professionals in an enclosed office environment.

Our VISION has made Plantronics the world's leading provider of lightweight communications headsets, enabling us to anticipate -- and meet -- customers' ever-changing requirements.

Our comprehensive research and understanding of ERGONOMICS are reflected in Plantronics products, which are designed for maximum comfort, effectiveness and reliability.

A focus on continually improving the ACOUSTIC quality of our products keeps Plantronics on the cutting-edge of communications headset technology.

Providing a wide range of hands-free communication solutions, Plantronics is leading the way with innovative products for an increasingly WIRELESS world.

As the long-standing global leader in lightweight communications headsets, Plantronics continued to push the boundaries in 1997 with new offerings for office, call center, mobile and home environments. Our new AirSet Cordless Adapter, for example, sets new standards for cordless communications in the office. The Company's first cordless adapter, the AirSet Cordless Adapter features a sleek, clip-on design and innovative infrared technology. The AirSet Cordless Adapter instantly boosts office productivity by allowing users to talk on the phone while performing other tasks away from their desks. Also new for the office, the Headset Switcher(TM) Adapter provides advanced computer telephony integration capabilities that let users effortlessly toggle between telephone and computer audio applications, further increasing productivity. Designed for carbon-based telephone systems in large call centers, the new E10 Headset Adapter is extremely lightweight yet fully featured. Its built-in "Rep Not Available" capability automatically routes calls to available personnel, significantly improving call center efficiency.

We also delivered innovative offerings for mobile users this year. Our new CHS132(TM) cellular headset features outstanding sound clarity and award-winning design. Now the growing number of people who are increasingly on the move can bring with them the hands-free safety of Plantronics quality, performance and reliability. For home use, the new Personal Paging System(TM) product is a personal notification system that alerts people to important sounds -- such as the telephone, doorbell or crying baby -- within their home environment. Plantronics' industry-leading lightweight communications headsets combine advanced technology and innovative design, enabling our customers to better look, listen, speak and touch. We provide superior acoustics and ergonomics for personal computer, call center and home environments, as well as for burgeoning wireless and mobile applications. Plantronics continues to deliver a wide range of leading-edge products that are improving productivity -- and creating exciting new possibilities -- for millions of people around the world.

Dear Shareholder:

FOCUS ON GROWTH In fiscal 1997 we grew sales 6.7% to $195.3 million while earnings outpaced this, growing 16.5% to $29.7 million, our fifth consecutive record year. The good news is that our major market segments are growing and should provide a platform for continuing growth well into the future. We have seen the continued expansion of call centers in the U.S., many of which are upgrading to our newer products, accelerating international demand, and increasing requirements from office professionals, the small office/home office market segment, and the mobile professional market segment. These latter emerging markets are potentially larger than our core call center business.

THE NEW MARKETS VALUE MOBILITY Therefore, we are focusing our growing R&D effort on wireless products to serve these market segments. In June we announced the AirSet(TM) Cordless Adapter - a wireless headset for the office market segment - which we believe represents a major advancement in acoustics, convenience and affordability and early market reaction is encouraging. During the past year we also introduced our first headsets for mobile phones.

PERFORMANCE To grow a successful profitable business, we must deliver value to our customers. In fiscal 97, a survey of our channel partners ranked Plantronics #1 in 46 of 51 major business areas, 2nd in the other 5, and 1st overall. In addition, we were honored by the decisions of Deutsche Telekom and Telstra, the giant German and Australian telecommunication providers, both of whom selected Plantronics as their main headset supplier for the first time.

Internal performance is improving as well with gross margin increasing from 52.5% to 53.6% and return on sales increasing from 13.9% to 15.2%. Productivity, as measured by both revenue per person and operating income per person, also improved. Based on higher operating income and a 10% improvement in accounts receivable turnover, Plantronics generated $34.6 million of cash flow from operations, of which $12.8 million was used to repurchase stock. In total, our cash position increased by over $15 million to $42.3 million.

For shareholders, both absolute and relative performance are crucial metrics. Since Plantronics' IPO in January of 1994, the stock price has increased at a 46.5% compound annual rate, exceeding our peer groups. We realize your focus is the return we have to generate tomorrow and this is ours as well. To spread this incentive throughout the team, we have implemented an incentive stock purchase plan for all of our associates worldwide.

Internal growth is not our only avenue for expansion. We recently brought on board a Senior Vice President of Corporate Development and a new CFO to help us evaluate other avenues for growth and added capability to achieve our goal of being a thriving global competitor in the next century. We turn to fiscal 1998 stronger than we were a year ago and are very appreciative of the continuing support of our customers, distribution partners, suppliers, shareholders, and associates.

 /s/ Robert S. Cecil
 Robert S. Cecil
Chairman and Chief Executive Officer

SELECTED FINANCIAL DATA

                                                                       fiscal year ended march 31,
(in thousands, except per share data)                 1997             1996          1995             1994           1993
STATEMENT OF OPERATIONS DATA

Net sale                                          $195,307         $182,959      $169,923         $133,996       $112,267
Cost of sales                                       90,567           86,887        84,268           67,293         62,328
Gross profit                                       104,740           96,072        85,655           66,703         49,939
Nonrecurring write-offs of
  intangible assets                                    --               --            --            39,329            811
Costs of restructuring and
  relocation activities                                --               --            --             9,337          1,247
Operating expenses                                  54,401           48,563        42,542           33,987         29,161
Operating income (loss)                             50,339           47,509        43,113         (15,950)         18,720
Interest expense                                     7,104            7,140         7,987           22,403         23,369
Interest income and other
  income, net (income)                             (1,722)          (1,385)         (146)            (621)           (47)
Income (loss) before income taxes                   44,957           41,754        35,272         (37,732)        (4,602)
Income tax expense                                  15,286           16,284        14,464            2,964            552
Income (loss) from continuing
  operations                                        29,671           25,470        20,808         (40,696)        (5,154)
Net loss from discontinued
  operations                                           --               --            --               --         (1,500)
Mandatorily redeemable preferred
  stock dividends                                      --               --            --           (1,298)        (1,388)
Net income (loss) attributable
  to holders of common stock                      $ 29,671         $ 25,470      $ 20,808       $ (41,994)      $ (8,042)
Income (loss) from continuing
  operations per common
  share(1)                                        $   3.34         $   2.84      $   2.38       $   (6.55)      $  (1.10)
Loss from discontinued operations
  per common share(1)                                  --               --            --               --          (0.25)
Net income (loss) per common
  share attributable to
  holders of common stock(1)                      $   3.34         $   2.84      $   2.38       $   (6.55)      $  (1.35)
Shares used in per share
  calculations                                       8,896            8,982         8,756            6,415          5,976



                                                          fiscal year ended march 31,
(in thousands, except number
       of employees)                                  1997             1996          1995             1994           1993
BALANCE SHEET DATA

Total assets                                      $127,241         $108,661      $ 74,855         $ 67,026       $125,278
Long-term debt                                      65,050           65,050        65,050           85,000        143,932
Mandatorily redeemable stock                           --               --            --               --           9,904
Other data:
   Number of employees                               1,515            1,365        1,106             1,396          1,093

(1) See Note 2 of the Notes to Consolidated Financial Statements.

Sales
(dollars in millions)
         93       94       95       96      97
         112      134      170      183     195

Market Capitalization
(dollars in millions)

Market Capitalization =
share price x number shares outstanding
         93       94       95       96      97
        103      125      227      317     367

Operating Income Less
Nonrecurring Expenses
(dollars in millions)
         93       94       95       96      97
         21       33       43       48      50

Investment in Research
& Development
(dollars in millions)
         93       94       95       96      97
         4.3      6.9      11.6     13.7    14.5

BOARD OF DIRECTORS                         CORPORATE INFORMATION

Robert S. Cecil                            Corporate Headquarters
Chairman of the Board,                     337 Encinal Street
President and Chief Executive Officer      Santa Cruz, California 95060
                                           Telephone: 408-426-6060
Robert F.B. Logan                          Fax: 408-426-6098
Private Investor                           http://www.plantronics.com

M. Saleem Muqaddam                         Registrar and Transfer Agent
Vice President                             Boston EquiServe, L.P.
Citicorp Venture Capital, Ltd.             Shareholder Services
                                           MailStop: 45-01-06
John Mowbray O'Mara                        P.O. Box 644
Management Consultant                      Boston, Massachusetts 02102-0644

Trude C. Taylor                            Independent Accountants
Private Investor                           Price Waterhouse LLP
                                           San Jose, California
J. Sidney Webb
Chairman of the Board                      Corporate Counsel
The Titan Corporation                      Wilson, Sonsini, Goodrich & Rosati
                                           Palo Alto, California
David A. Wegmann
Private Investor

EXECUTIVE OFFICERS

Robert S. Cecil
Chairman of the Board,
President and Chief Executive Officer

C. Donald Cooper
Senior Vice President -
Business Development, Marketing &
Quality and Chief Strategy Officer

Donald S. Houston
Vice President - Sales

David Huddart
Vice President -
Engineering and Technology

S. Kenneth Kannappan
Senior Vice President

John A. Knutson
Vice President - Legal, Senior General
Counsel and Secretary

Barbara V. Scherer
Vice President - Finance and
Administration and Chief Financial
Officer

FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission that contains additional information about the Company may be obtained without charge by writing to:
Investor Relations
Plantronics, Inc.
P.O. Box 1802
Santa Cruz, CA 95061-1802

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock, $.01 par value, has traded on the New York Stock Exchange, under the symbol "PLT," since the Company's initial public offering on January 19, 1994. The initial offering price was $12.50 per share.

The following table sets forth the high and low daily sales prices for the Common Stock for the Company's 1997 and 1996 fiscal years.

FY 1997                             Low         High
----------------------------------------------------
First Quarter                    $353/8       $401/2
Second Quarter                      $37       $391/2
Third Quarter                    $365/8          $44
Fourth Quarter                      $43       $493/4

FY 1996                             Low         High
----------------------------------------------------
First Quarter                    $231/2       $281/2
Second Quarter                      $26       $377/8
Third Quarter                    $321/2       $361/2
Fourth Quarter                      $31       $373/4


No cash dividends were declared or paid during fiscal 1997 and fiscal
1996, and the Company has no current intention to pay dividends. As of March 31, 1997, there were approximately 85 holders of record of the Company's Common Stock.


PLANTRONICS WORLDWIDE OPERATIONS

Computer and Mobile Systems
345 Encinal Street
Santa Cruz, California 95060
Telephone: 408-426-6060
Fax: 408-458-7787

Plamex, S.A. de C.V.
Avenida Produccion, #12
Parque Industrial Internacional Tijuana
Mesa de Otay
Tijuana, Baja California  22390
Mexico
Telephone: 011-52-66-822798
Fax: 011-52-66-822796

Plantronics Acoustics Italia S.r.l.
Centro Direzionale Lombardo Palazzo E/2
Via Roma 108
20060 Cassina de' Pecchi
Milano, Italy
Telephone: 011-39-295-11900-1-2
Fax: 011-39-295-11903

Plantronics A.G.
c/o Plantronics Limited
Interface Business Park
Bincknoll Lane
Wootton Bassett, Wiltshire
SN4 8QQ England
Telephone: 011-44-1793-848999
Fax: 011-44-1793-848853

Plantronics B.V.
Antareslaan 9
2132 JE Hoofddorp
Netherlands
Telephone: 011-31-23-5648010
Fax: 011-31-23-5626790

Plantronics Canada Limited
c/o Andrews & Associates
225 Hymus Boulevard, Suite 10
Pointe Claire, Quebec
H9R 1G4 Canada
Telephone: 514-694-3185
Fax: 514-694-7770

Plantronics France S.A.R.L.
Parc Technologique "La Corvette"
142-176 Avenue de Stalingrad
92700 Colombes, France
Telephone: 011-33-1-46-49-83-00
Fax: 011-33-1-46-49-83-09

Plantronics GmbH
Mail: Postfach 71 01
50342 Hurth, (Cologne) Germany
Telephone: 011-49-22-33-932340
Fax: 011-49-22-33-373274

Plantronics Hong Kong
Ste. 1111, Tower II
Silvercord Bldg., 30 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
Telephone: 011-852-2375-8480
Fax: 011-852-2377-0573

Plantronics International do Brasil LTDA
Rua Joaquim Floriano 636/131-Itaim
04534-002 Sao Paulo, SP Brazil
Telephone: 011-55-11-822-3396
Fax: 011-55-11-822-3396

Plantronics K.K.
1-22-7, Naka-Cho, Musashino-shi
Tokyo 180, Japan
Telephone: 011-81-422-55-0805
Fax: 011-81-422-55-0806


Plantronics Limited
Interface Business Park
Bincknoll Lane
Wootton Bassett, Wiltshire
SN4 8QQ England
Telephone: 011-44-1793-848999
Fax: 011-44-1793-848853

Plantronics Nordic
Oskarsvagen 10
S-702 14 Orebro
Sweden
Telephone: 011-46-19-121930
Fax: 011-46-19-121933

Plantronics Singapore
391 A Orchard Road
#12-01 Ngee Ann City, Tower A
Singpore 238873
Telephone: 011-65-838-5239
Fax: 011-65-235-1447

Walker Equipment
4009 Cloud Springs Road
Ringgold, Georgia 30736
Telephone: 706-861-2212
Fax: 706-861-5069

                            SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA

                                                                                           FISCAL YEAR ENDED MARCH 31,
                                                                         -----------------------------------------------------------
STATEMENT OF OPERATIONS DATA                                                1997        1996        1995        1994         1993
===================================================================================================================================
                                                                                    (in thousands, except per share data)
Net sales                                                                $ 195,307   $ 182,959   $ 169,923   $ 133,996    $ 112,267
Gross profit                                                               104,740      96,072      85,655      66,703       49,939
Income (loss) from continuing operations                                    29,671      25,470      20,808     (40,696)      (5,154)

Net loss from discontinued operations                                         --          --          --          --         (1,500)
Mandatorily redeemable preferred
     stock dividends                                                          --          --          --        (1,298)      (1,388)
                                                                         -----------------------------------------------------------
Net income (loss) attributable to holders
     of common stock                                                     $  29,671   $  25,470   $  20,808   $ (41,994)   $  (8,042)
                                                                         ===========================================================

Income (loss) from continuing operations
     per common share (Note 2)                                           $    3.34   $    2.84   $    2.38   $   (6.55)   $   (1.10)
Loss from discontinued operations
     per common share (Note 2)                                                --          --          --          --          (0.25)
                                                                         -----------------------------------------------------------
Net income (loss) per common share
     attributable to holders of common stock (Note 2)                    $    3.34   $    2.84   $    2.38   $   (6.55)   $   (1.35)
                                                                         ===========================================================
Shares used in per share calculations                                        8,896       8,982       8,756       6,415        5,976
                                                                         ===========================================================


                                                                                     MARCH 31,
                                                -----------------------------------------------------------------------------------
BALANCE SHEET DATA                               1997                1996               1995               1994              1993
====================================================================================================================================
                                                                               (in thousands)
Total assets                                    $127,241           $108,661           $ 74,855           $ 67,026           $125,278

Long-term debt                                    65,050             65,050             65,050             85,000            143,932


                                                                                   QUARTER ENDED
                                ====================================================================================================
                                    Mar. 31      Dec. 31     Sep. 30     Jun. 30    Mar. 31      Dec. 31     Sep. 30     Jun. 30
 QUARTERLY DATA                      1997         1996         1996         1996      1996         1995        1995        1995
====================================================================================================================================
                                                              (in thousands, except per share data)
 Net sales                          $52,294      $50,309     $47,120     $45,584    $47,110      $46,565     $45,175     $44,109
 Gross profit                        28,146       26,761      25,333      24,500     25,119       24,587      23,553      22,813
 Income/(loss) from operations       13,488       13,104      12,230      11,517     12,678       12,287      11,560      10,984
 Net income/(loss)                    8,051        7,843       7,152       6,625      6,843        6,707       6,237       5,683
 Net income/(loss) per share          $0.91        $0.89       $0.81       $0.73      $0.76        $0.74       $0.70       $0.64
 Weighted average shares              8,868        8,820       8,860       9,036      9,042        9,037       8,950       8,901


PLANTRONICS, INC.                                                            ONE

                       CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS

                                                                                 March 31,
                                                                          ======================
                                                                             1997         1996
                                                                          ======================
                                                 (in thousands, except share and per share data)
ASSETS

Current assets:
     Cash and cash equivalents                                            $  42,262    $  26,787
     Accounts receivable, net                                                36,981       38,555
     Inventory                                                               20,042       18,007
     Deferred tax asset                                                       2,840        5,094
     Other current assets                                                       909        1,227
                                                                          ----------------------
          Total current assets                                              103,034       89,670

Property, plant and equipment, net                                           18,970       13,710
Other assets                                                                  5,237        5,281
                                                                          ----------------------
                                                                          $ 127,241    $ 108,661
                                                                          ======================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                     $   9,578    $   8,384
     Accrued liabilities                                                     20,441       20,692
     Income taxes payable                                                     9,674       12,040
                                                                          ----------------------
          Total current liabilities                                          39,693       41,116

Deferred tax liability                                                        1,616        1,081
Long-term debt                                                               65,050       65,050
                                                                          ----------------------
          Total liabilities                                                 106,359      107,247
                                                                          ----------------------
Commitments and contingencies (Note 8)

Stockholders' equity:
     Preferred stock; $0.01 par value, 1,000,000 shares authorized,
          no shares issued or outstanding in 1997 or 1996                        --           --
     Common stock; $0.01 par value; 25,000,000 shares authorized,
          8,183,106 and 8,388,956 shares issued and outstanding                  85           84
     Additional paid-in capital                                              58,303       55,726
     Cumulative translation adjustment                                         (891)        (891)
     Accumulated deficit                                                    (23,834)     (53,505)
                                                                          ----------------------
                                                                             33,663        1,414
Less:  Treasury stock; 348,071 shares at cost                               (12,781)          --
                                                                          ----------------------
          Total stockholders' equity                                         20,882        1,414
                                                                          ----------------------
                                                                          $ 127,241    $ 108,661
                                                                          ======================


The accompanying notes are an integral part of these consolidated financial statements.



PLANTRONICS, INC.                                                            TWO

                       CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                     FISCAL YEAR ENDED MARCH 31,
                                                               -----------------------------------------
                                                                  1997            1996             1995
                                                               -----------------------------------------
                                                                  (in thousands, except per share data)
Net sales                                                      $ 195,307       $ 182,959       $ 169,923
Cost of sales                                                     90,567          86,887          84,268
                                                               -----------------------------------------
     Gross profit                                                104,740          96,072          85,655
                                                               -----------------------------------------

Operating expenses:
     Research, development and engineering                        14,503          13,718          11,607
     Selling, general and administrative                          39,898          34,845          30,935
                                                               -----------------------------------------
          Total operating expenses                                54,401          48,563          42,542
                                                               -----------------------------------------
Operating income                                                  50,339          47,509          43,113
Interest expense, including amortization of debt issuance
     costs of  $503,000, $527,000 and $559,000                     7,104           7,140           7,987
Interest income and other income, net                             (1,722)         (1,385)           (146)
                                                               -----------------------------------------
Income before income taxes                                        44,957          41,754          35,272
Income tax expense                                                15,286          16,284          14,464
                                                               -----------------------------------------

Net income                                                     $  29,671       $  25,470       $  20,808
                                                               =========================================

Net income per share (Note 2)                                  $    3.34       $    2.84       $    2.38
                                                               =========================================

Shares used in per share calculations (Note 2)                     8,896           8,982           8,756
                                                               =========================================


The accompanying notes are an integral part of these consolidated financial statements.


PLANTRONICS, INC.                                                          THREE

                       CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Fiscal Year Ended March 31,
                                                                                =======================================
                                                                                      1997         1996          1995
                                                                                =======================================
                                                                                              (in thousands)
Cash flows from operating activities:
     Net Income                                                                    $ 29,671      $ 25,470      $ 20,808
     Adjustments to reconcile net income to net cash
          provided by operating activities
          Depreciation and amortization of property and equipment                     2,935         2,367         1,789
          Deferred income taxes                                                       2,789          (745)       (1,764)
          Other non-cash charges, net                                                   649           758           841
          Changes in assets and liabilities:
               Accounts receivable                                                    1,624        (8,310)       (9,183)
               Provision for doubtful accounts                                          (50)          575           342
               Inventory                                                             (2,035)       (1,150)       (2,335)
               Other current assets                                                     318          (426)          323
               Other assets                                                            (459)          471           785
               Accounts payable                                                       1,194         2,206         1,935
               Accrued liabilities                                                     (251)        2,271         1,422
               Income taxes payable                                                  (1,769)        3,413         2,665
                                                                                ---------------------------------------
Cash provided by operating activities                                                34,616        26,900        17,628
                                                                                ---------------------------------------

Cash flows from investing activities:
     Capital expenditures                                                            (8,195)       (3,903)       (3,575)
                                                                                ---------------------------------------
Cash flows from financing activities:
     Purchase of treasury stock, net                                                (12,781)           --            --
     Repurchase of Senior Notes and repayment of other debt                              --            --       (19,950)
     Proceeds from exercise of stock options                                          1,835           763            87
                                                                                ---------------------------------------
Cash provided by (used for) financing activities                                    (10,946)          763       (19,863)
                                                                                ---------------------------------------
Effect of exchange rates on cash                                                         --          (333)          654

Net increase (decrease) in cash and cash equivalents                                 15,475        23,427        (5,156)
Cash and cash equivalents at beginning of year                                       26,787         3,360         8,516
                                                                                ---------------------------------------
Cash and cash equivalents at end of year                                           $ 42,262      $ 26,787      $  3,360
                                                                                =======================================
Supplemental disclosures:
Cash paid for:
     Interest                                                                      $  6,577      $  6,608      $  7,352
     Income taxes                                                                  $ 14,192      $ 13,557      $ 13,665

Noncash operating and financing activities:
     Income tax benefit associated with stock options                              $    597      $     --      $     --

The accompanying notes are an integral part of these consolidated financial statements.


PLANTRONICS, INC.                                                           FOUR

                       CONSOLIDATED FINANCIAL STATEMENTS


 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



                                                                                                                       TOTAL
                                         COMMON STOCK       ADDITIONAL    CUMULATIVE    ACCUMULATED                 STOCKHOLDERS'
                                    --------------------     PAID-IN     TRANSLATION     EQUITY          TREASURY      EQUITY
                                      SHARES      AMOUNT     CAPITAL      ADJUSTMENT    (DEFICIT)          STOCK      (DEFICIT)
                                                               (in thousands, except share amounts)
Balance at March 31, 1994           8,200,353       $82      $54,365      $(1,212)      $(99,783)      $     --       $(46,548)
Stock option compensation
     amortization                          --        --          282           --             --             --            282
Exercise of stock options               8,968        --           87           --             --                            87
Foreign currency translation
     adjustment                            --        --           --          654             --             --            654
Net income                                 --        --           --           --         20,808             --         20,808
                                    ------------------------------------------------------------------------------------------
Balance at March 31, 1995           8,209,321        82       54,734         (558)       (78,975)            --        (24,717)
Stock option compensation
     amortization                          --        --          231           --             --             --            231
Exercise of stock options             179,635         2          761           --             --             --            763
Foreign currency translation
     adjustment                            --        --           --         (333)            --             --           (333)
Net income                                 --        --           --           --         25,470             --         25,470
                                    ------------------------------------------------------------------------------------------
Balance at March 31, 1996           8,388,956        84       55,726         (891)       (53,505)            --          1,414
Stock option compensation
     amortization                          --        --          146           --             --             --            146
Exercise of stock options             142,221         1        1,834           --             --             --          1,835
Income tax benefit associated
      with stock options                   --        --          597           --             --             --            597
Purchase of treasury stock,
     net of re-issuance              (348,071)       --           --           --             --        (12,781)       (12,781)
Net income                                 --        --           --           --         29,671             --         29,671
                                    ------------------------------------------------------------------------------------------
Balance at March 31, 1997           8,183,106       $85      $58,303      $  (891)      $(23,834)      $(12,781)      $ 20,882
                                    ==========================================================================================


 The accompanying notes are an integral part of these consolidated financial statements.



PLANTRONICS, INC.                                                           FIVE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 -- THE COMPANY:

Plantronics, Inc. (the Company), which introduced the first lightweight headset in 1962, is the world's largest designer, manufacturer and marketer of lightweight communications headsets. In addition, Plantronics manufactures and markets specialty telephone products, such as amplified telephone handsets and specialty telephones for hearing-impaired users and noise-canceling handsets for use in high-noise environments.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Plantronics and its subsidiary companies. Intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year end is the Saturday closest to March 31. For purposes of presentation, the Company has indicated its accounting year ending on March 31 or the month-end for interim quarterly periods. Results of operations for fiscal years 1997, 1996 and 1995 each included 52 weeks.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company considers all highly liquid investments with a maturity of 90 days or less at the date of purchase to be cash equivalents. Management determines the appropriate classification of debt and equity securities at the time of purchase, and reassesses the classification at each reporting date. At March 31, 1997, all of the Company's short-term investments, consisting primarily of fixed maturity debt securities, have been classified as "held to maturity". Under this classification, the investments are recorded at amortized cost. At March 31, 1997 the average maturity of the Company's short-term investments was approximately seven days. The Company's cash and cash equivalents consist of the following:

                                       MARCH 31,
                                   -----------------
                                    1997      1996
                                   -----------------
                                    (in thousands)
Cash and money market accounts    $33,262   $ 6,762
Auction rate preferred funds        9,000    20,025
                                  -------   -------
      Cash and cash equivalents   $42,262   $26,787
                                  =======   =======

INVENTORY


Inventory is stated at the lower of cost, determined on the first-in, first-out method, or market.


PLANTRONICS, INC.                                                           SIX

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



DEPRECIATION AND AMORTIZATION

Depreciation and amortization of property, plant and equipment are principally calculated using the straight-line method over the estimated useful lives of the respective assets.

DEFERRED DEBT ISSUANCE COSTS

Debt issuance costs are assigned to the various debt instruments and amortized over the shorter of: the terms of the respective debt agreements or an estimated period the debt will be outstanding.

REVENUE RECOGNITION

Revenue is recognized when products are shipped. Provision is made for estimated potential customer returns and warranty costs at the time of shipment.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Company's cash investment policies limit investments to those that are short-term and low risk. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographic areas. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, including cash, cash equivalents, accounts receivable, accrued expenses and liabilities, approximate fair value due to their short maturities. The fair value of long-term debt, including the current portion, was estimated by management based on current rates offered to the Company for debt of the same remaining maturities. The fair value of the long-term debt was not materially different from the carrying value of $65.1 million at March 31, 1997.

INCOME TAXES

The Company accounts for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts.

FOREIGN OPERATIONS AND CURRENCY TRANSLATION

The Company has foreign assembly and manufacturing operations in Mexico, light assembly, research and development and sales and marketing in the United Kingdom, an international finance, customer service and logistics headquarters in the Netherlands, and sales offices in Canada, Asia, Europe and South America. For fiscal 1997, the functional currency of all foreign operations was the US dollar. For fiscal 1996 and 1995, the functional currency of all foreign operations was the US dollar, with the exception of the operation located in the United Kingdom. Accordingly, gains or losses arising from the translation of foreign currency statements and transactions, except for the operation in the United Kingdom in fiscal 1996 and 1995, are included in determining consolidated results of operations. Aggregate exchange gains for fiscal 1997, 1996 and 1995 were $0.4 million, $0.3 million and $0.1 million, respectively. Gains or losses arising from the translation of the United Kingdom statements prior to fiscal 1997 were recorded as a separate component of stockholders' equity.


PLANTRONICS, INC.                                                          SEVEN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



STOCK BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and to provide additional disclosures with respect to the pro forma effects of adoption had the company recorded compensation expense as provided in FAS 123, (see Note 10.)

NET INCOME PER COMMON SHARE

Net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding. Common equivalent shares consist of stock options computed using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENT (UNAUDITED)

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." The statement is effective for the Company's fiscal year ending March 31, 1998. This statement amends the calculation of earnings per share as prescribed by generally accepted accounting principles. Under the new standard, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share.

The following pro-forma information presents per share information as if the Company had adopted the standard for the fiscal year, ended March 31, 1997 and 1996.

                                       FISCAL YEAR ENDED MARCH 31,
                                    ----------------------------------
                                       1997                   1996
                                    ----------              ---------
Basic earnings per share             $ 3.49                 $ 3.07
Diluted earnings per share           $ 3.34                 $ 2.84



PLANTRONICS, INC.                                                         EIGHT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -- DETAILS OF CERTAIN BALANCE SHEET COMPONENTS:

                                                                        MARCH 31,
                                                                        --------
                                                                 1997                 1996
                                                               --------             --------
                                                                     (in thousands)
Accounts receivable:
      Accounts receivable from customers                       $ 38,278              $ 39,902
      Allowance for doubtful accounts                            (1,297)               (1,347)
                                                               --------              --------
                                                               $ 36,981              $ 38,555
                                                               ========              ========

Inventory:
      Finished goods                                           $ 11,056              $  6,890
      Work in process                                             1,647                 4,631
      Purchased parts                                             7,339                 6,486
                                                               --------              --------
                                                               $ 20,042              $ 18,007
                                                               ========              ========

Property, plant and equipment:
      Land                                                     $  4,693              $  4,693
      Buildings and improvements (useful life 10-30 years)        9,104                 8,869
      Machinery and equipment (useful life 2-8 years)            25,949                19,850
                                                               --------              --------
                                                                 39,746                33,412
      Less accumulated depreciation                             (20,776)              (19,702)
                                                               --------              --------
                                                               $ 18,970              $ 13,710
                                                               ========              ========

Accruals:
      Interest                                                 $  1,394              $  1,376
      Employee benefits and other                                19,047                19,316
                                                               --------              --------
                                                               $ 20,441              $ 20,692
                                                               ========              ========


NOTE 4 -- DEBT:

Long-term debt, consisting of Senior Notes, was $65.1 million at the end of fiscal 1997, 1996 and 1995. The Senior Notes are general unsecured obligations of the Company with an original aggregate principal amount of $85.0 million that bear interest, payable semiannually, at a rate of 10% per annum and will mature on January 15, 2001. The Senior Notes are redeemable, at the Company's option, in whole or in part, at any time on or after January 15, 1999. Redemption prior to January 15, 2001 will be at a premium. During fiscal 1995, the Company repurchased Senior Notes with face values of $19.9 million in principal for $19.8 million, resulting in a gain of $0.1 million.

The Senior Note Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, issue preferred stock of subsidiaries, engage in transactions with affiliates, create liens, engage in mergers and consolidations, or make certain asset sales and investments. The Senior Note Indenture also provides that holders of the Senior Notes have the right to require that the Company repurchase their Senior Notes in the event of a "change in control" and contain various customary events of default.

During fiscal 1995, the Company expanded its previous $20.0 million revolving credit facility, including a $4.0 million letter of credit facility, with Bank of America National Trust and Savings Association ("Bank of America") by $9.0 million to partially fund the repurchase of Senior Notes. The $9.0 million expanded facility was terminated by the Company in fiscal 1996. The remaining $20.0 million facility expired in fiscal 1997.

PLANTRONICS, INC.                                                          NINE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Through fiscal 1996, obligations of the Company under the remaining facility were secured by liens on inventory and accounts receivable of the Company and certain related assets.


During fiscal 1997, the Company entered into a new, one-year $20.0 million revolving unsecured credit facility with Bank of America. The facility includes a $10.0 million letter of credit subfacility. Combined borrowings and commitments under both facilities cannot exceed $20.0 million. Principal outstanding bears interest at the Company's choice of the Bank of America base rate, the offshore rate or a CD rate plus a margin ranging from 0.000% to 1.375%, depending on the rate choice and performance level ratios. There were no borrowings outstanding under the facility at March 31, 1997, however, at that date $3.4 million, associated with inventory purchases and other matters, was committed under the letter of credit subfacility. The new revolving credit facility includes covenants relating to, among other things, the maintenance of a maximum net funded debt ratio, a minimum tangible net worth ratio and a maximum interest coverage ratio. The Company was in compliance with the terms of the covenants as of March 31, 1997.

The new revolving credit facility also expressly restricts the ability of the Company to incur additional indebtedness (including contingent liabilities and guarantees), grant additional liens, redeem stock, dispose of and acquire assets, incur lease obligations, and make investments, including loans, joint ventures, and acquisitions of other businesses. The Company is permitted to pay cash dividends on shares of its capital stock in an amount not to exceed 50% of the Company's cumulative net income (net of cumulative losses) for the period commencing February 19, 1997 through the date of declaration.


NOTE 5 -- TREASURY STOCK:

During fiscal 1997 the Company purchased 350,613 shares of its Common Stock in the open market at a total cost of $12.8 million. The shares were repurchased primarily to provide shares for the Company's employee stock plans. A total of 2,542 shares were reissued during fiscal 1997.

NOTE 6 -- INCOME TAXES:

Income tax expense for fiscal 1997, 1996 and 1995 consisted of the following:

                                               FISCAL YEAR ENDED MARCH 31,
                                      ------------------------------------------
                                        1997             1996            1995
                                      --------         --------        --------
                                                    (in thousands)
Federal
      Current                         $  8,744        $ 13,586         $ 12,565
      Deferred                           2,789            (827)          (1,764)
State                                    1,854           1,622            1,642
Foreign                                  1,899           1,903            2,021
                                      --------        --------         --------
                                      $ 15,286        $ 16,284         $ 14,464
                                      ========        ========         ========


Pre-tax earnings of the foreign subsidiaries were $8.2 million, $2.8 million and $3.3 million for fiscal years 1997, 1996 and 1995, respectively. Cumulative earnings of foreign subsidiaries which have been permanently reinvested as of March 31, 1997 totaled $5.5 million.

PLANTRONICS, INC.                                                           TEN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The following is a reconciliation between statutory federal income taxes and the total provision for taxes on pre-tax income:

                                                 FISCAL YEAR ENDED MARCH 31,
                                              --------------------------------
                                                1997        1996        1995
                                              --------    --------    --------
                                                        (in thousands)
Tax expense at statutory rate                 $ 15,735    $ 14,614    $12,345
Foreign operations taxed at different rates       (971)        910        854
State taxes, net of federal benefit              1,204       1,054      1,067
Other, net                                        (682)       (294)       198
                                              --------    --------    -------
                                              $ 15,286    $ 16,284    $14,464
                                              ========    ========    =======

Deferred tax liabilities (assets) represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                             MARCH 31,
                                        -------------------
                                          1997       1996
                                        -------    --------
                                          (in thousands)
Deferred gains on sales of properties   $ 2,740    $ 2,809
Other deferred tax liabilities              333        394
                                        -------    -------
      Gross deferred tax liabilities      3,073      3,203
                                        -------    -------

Accruals and other reserves              (2,748)    (4,885)
Deferred state tax deduction               (635)      --
Other deferred tax assets                  (914)    (2,331)
                                        -------    -------
      Gross deferred tax assets          (4,297)    (7,216)
                                        -------    -------
Total net deferred tax assets           $(1,224)   $(4,013)
                                        =======    =======

NOTE 7 -- EMPLOYEE BENEFIT PLANS:

Subject to eligibility requirements, substantially all domestic employees are covered by quarterly cash and annual deferred profit sharing plans. Employees also have the option of participating in a salary deferral plan qualified under
Section 401(k) of the Internal Revenue Service Code. The Quarterly Profit Sharing Plan benefits are paid on the basis of profitability and the relationship of each participating employee's base salary as a percent of all participants' base salaries. The Annual Profit Sharing Plan benefits are based on 10% of the Company's results of operations before interest and taxes, adjusted for other items, minus quarterly profit sharing cash distributions and administrative expenses, and are allocated to employees based on the relationship of each participating employee's base salary as a percent of all participants' base salaries. The Annual Profit Sharing Plan distributions include a cash distribution and a tax deferred distribution made to individual accounts of participants held in trust. The deferred portion is subject to a two year vesting schedule. Total annual and quarterly profit sharing contributions were $5.5 million, $5.4 million and $4.6 million for fiscal 1997, 1996 and 1995, respectively.

PLANTRONICS, INC.                                                        ELEVEN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - COMMITMENTS AND CONTINGENCIES:

MINIMUM FUTURE RENTAL PAYMENTS

The Company leases certain equipment and facilities under operating leases expiring in various years through 2000.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of 1 year as of March 31, 1997:

FISCAL YEAR ENDING MARCH 31,              AMOUNT
---------------------------------------------------
                                      (in thousands)
1998                                       $ 850
1999                                         775
2000                                         714
2001                                         508
2002                                         523
                                         -------
Total minimum future rental payments     $ 3,370
                                         =======


Rent expense for operating leases was approximately $0.7 million in fiscal 1997, $1.1 million in fiscal 1996 and $1.0 million in fiscal 1995.

EXISTENCE OF RENEWAL OPTIONS

Certain operating leases provide for renewal options for periods from 1 to 3 years. In the normal course of business, operating leases are generally renewed or replaced by other leases.

CLAIMS AND LITIGATION

In the opinion of management, litigation, contingent liabilities and claims against the Company arising in the ordinary course of business are not expected to involve any judgements or settlements which would be material to the Company's consolidated financial condition or results of operations.





PLANTRONICS, INC.                                                        TWELVE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 9 - INDUSTRY SEGMENT AND FOREIGN OPERATIONS DATA:

The Company operates in one industry segment and is engaged in developing, manufacturing, marketing and servicing telecommunications equipment. One customer accounted for 8.4%, 9.6% and 12.5% of consolidated sales for the fiscal 1997, 1996 and 1995 respectively.

In geographical reporting, revenues are attributed to the geographical location of the sales and service organizations, and costs directly and indirectly incurred in generating revenues are similarly assigned. Intercompany transfers are at prices sufficient to recover a reasonable profit.


                                                    FISCAL YEAR ENDED MARCH 31,
                                                -------------------------------
                                                  1997       1996       1995
                                                --------   --------   --------
                                                        (in thousands)
Net revenues from unaffiliated customers:
    United States                               $144,873   $144,838   $133,045
    Europe                                        49,454     33,665     30,752
    Other Foreign                                    980      4,456      6,126
                                                --------   --------   --------
                                                $195,307   $182,959   $169,923
                                                ========   ========   ========
Operating results:
    United States                               $ 42,621   $ 44,238   $ 38,580
    Europe                                         7,160      2,854      3,606
    Other Foreign                                    558        417        927
                                                --------   --------   --------
                                                $ 50,339   $ 47,509   $ 43,113
                                                ========   ========   ========
Identifiable assets:
    United States                               $ 97,138   $ 91,400   $ 59,841
    Europe                                        27,753     15,015     13,036
    Other Foreign                                  2,350      2,246      1,978
                                                --------   --------   --------
                                                $127,241   $108,661   $ 74,855
                                                ========   ========   ========

Intercompany transfers from the United States   $ 20,071   $ 18,057   $ 17,833
Export sales from domestic operations           $  9,195   $ 10,909   $  4,790

NOTE 10 - CAPITAL STOCK:

STOCK OPTION PLAN


In September 1993, the Board of Directors approved the PI Parent Corporation 1993 Stock Plan (the "1993 Stock Plan"). Under the 1993 Stock Plan, 2,079,621 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) are reserved for issuance to employees and consultants of the Company, as approved from time to time by the Compensation Committee of the Board of Directors. The reserved shares include 490,000 shares which were authorized by the Board of Directors and approved by the stockholders for issuance in 1997. The 1993 Stock Plan, which has a term of ten years, provides for incentive as well as nonqualified stock options to purchase shares of Common Stock. The Board of Directors may terminate the 1993 Stock Plan at any time at its discretion.


Incentive stock options may not be granted at less than 100 percent of the estimated fair market value, as determined by the Board of Directors, of the Company's Common Stock at the date of grant and the option term may not exceed 10 years. For holders of 10 percent or more of the total combined voting power of all classes of the Company's stock, incentive stock options may not be granted at less than 110 percent of the estimated fair market


PLANTRONICS, INC.                                                       THIRTEEN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



value of the Common Stock at the date of grant and the option term may not exceed five years. Nonqualified stock options may be granted at less than fair market value. Options generally vest over 4 years.

In September 1993 the Compensation Committee of the Board of Directors approved nonqualified options to certain executive officers to purchase 127,896 shares of Common Stock at an exercise price of $5.47 per share that were granted upon the completion of the Company's initial public offering. Compensation related to these options of $0.9 million based on the $12.50 per share offering price is being charged to expense over a four year-vesting period commencing January 1994 as the options were granted for future services. Options to purchase an additional 144,626 shares were granted during fiscal 1994 to certain executive officers at exercise prices ranging from $5.47 and $15.25 per share. Compensation related to these options of $0.8 million is being charged to expense over a four-year vesting period. As of March 31, 1997, the unamortized portion of the total compensation expense, after considering canceled options, amounted to $0.2 million.

DIRECTORS' STOCK OPTION PLAN

In September 1993, the Board of Directors adopted a Directors' Stock Option Plan (the "Directors' Option Plan") and reserved 20,000 shares of Common Stock for issuance to non-employee directors of the Company. An additional 10,000 shares were authorized for issuance in 1997 under the Directors' Option Plan, pursuant to Board of Directors' and stockholder approval. The Directors' Option Plan provides that each non-employee director shall be granted an option to purchase 2,000 shares of Common Stock on the later of the effective date of the Company's initial public offering or the date on which the person becomes a director. Accordingly, each of the Company's three current outside directors was granted an option to purchase 2,000 shares of Common Stock upon the effective date of the offering. In addition, three additional persons who became directors of the Company upon completion of this offering were granted options to purchase 2,000 shares of Common Stock. Thereafter, each non-employee director shall be granted an option to purchase 500 shares of Common Stock each year. At the end of fiscal 1997, options for 21,000 shares of Common Stock were outstanding under the Directors' Option Plan. All options were granted at fair market value and accordingly, had no compensatory impact. Options vest generally over a four-year period.

Stock option activity under the 1993 Stock Plan and the Directors' Stock Option Plan are as follows:

                                                               OPTIONS    OUTSTANDING
                                                SHARES      ----------------------------
                                              AVAILABLE                  WEIGHT AVERAGE
                                               FOR GRANT     SHARES          PRICE
                                              ---------------- - ---------------------
Balance at March 31, 1994                       242,262     1,367,359        $ 3.99
    Options Granted                            (261,205)      261,205        $21.58
    Options Exercised                                          (8,968)         9.75
    Options Canceled                             72,333       (72,333)       $ 4.50
                                              --------------------------------------
Balance at March 31, 1995                        53,390     1,547,263        $ 6.90
     Options Granted                           (103,410)      103,410        $32.44
     Options Exercised                                       (179,635)       $ 4.25
     Options Canceled                            79,397       (79,397)       $ 8.70
                                              --------------------------------------
Balance at March 31, 1996                        29,377     1,391,641        $ 9.04
     Options Authorized                         500,000
     Options Granted                           (315,794)      315,794        $39.60
     Options Exercised                                       (142,221)       $12.90
     Options Canceled                            55,524       (55,524)       $12.98
                                              --------------------------------------
Balance at March 31, 1997                       269,107     1,509,690        $14.92
                                              ======================================
Exercisable at March 31, 1997                               1,006,548
                                                           ==========



PLANTRONICS, INC.                                                       FOURTEEN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant option groups outstanding at March 31, 1997 and related weighted average prices and lives are as follows:


                                    OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------------------------------------
Range of            Number               Weighted Average      Weighted            Number                  Weighted
Exercise Price      Outstanding          Remaining             Average             Exercisable             Average
                    As of March 31,      Contractual Life      Exercise Price      As of March 31, 1997    Exercise
                    1997                                                                                   Price
-------------------------------------------------------------------------------------------------------------------
$ 1.80 - $1.80         462,474               6.49               $ 1.80                 454,882              $ 1.80
  5.47 -  8.75         498,610               6.81                 5.76                 478,805                5.73
 12.50 - 28.00         158,732               7.63                23.85                  60,016               22.41
 33.00 - 48.38         389,874               9.50                38.58                  12,845               34.77
-------------------------------------------------------------------------------------------------------------------

$1.80 - $48.38       1,509,690               7.49               $14.92               1,006,548              $ 5.32
====================================================================================================================

FAIR VALUE DISCLOSURES

All options in fiscal 1997 and fiscal 1996 were granted at an exercise price equal to the fair market value of the Company's Common Stock at the date of grant. The weighted average fair value at date of grant for options granted during 1997 and 1996 were $12.68 and $10.86 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following assumptions:

                           FISCAL YEAR ENDED MARCH 31
                           --------------------------
                             1997             1996
                             ----             ----
Expected life (years)          5                5
Risk free interest rate      6.6%             5.9%
Volatility                    17               24
Dividend yield                --               --

Had compensation expense for the Company's stock-based compensation plans been determined based on the methods prescribed by SFAS No. 123, the Company's net income and net income per share would have been as follows:

                              FISCAL YEAR ENDED MARCH 31
                             --------------------------
                                1997           1996
                             ----------     ----------
                               (in thousands, except
                                 per share amounts
Net income:
    As reported              $29,671           $25,470
    Pro forma                $29,044           $25,390

Net income per share:
    As reported              $ 3.34             $ 2.84
    Pro forma                $ 3.26             $ 2.82



PLANTRONICS, INC.                                                        FIFTEEN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


EMPLOYEE STOCK PURCHASE PLAN

On April 23, 1996 the Board of Directors of the Company approved the 1996 Employee Stock Purchase Plan, (the "ESPP") which was approved by the stockholders on August 6, 1996, to provide certain employees with an opportunity to purchase Common Stock through payroll deductions. The plan is a qualified plan under applicable IRS guidelines and highly compensated employees are excluded from participation. Under the ESPP, the purchase price of the Common Stock will equal 95% of the market price of the Common Stock immediately before the beginning of the applicable participation period. Each participation period is 6 months long. Once purchased the shares are restricted for 6 months. During 1997, 581 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions for 1997; dividend yield of 0%, an expected life of 6 months, expected volatility of 17%, and risk free interest rates of 5.5%. The weighted-average fair value of these purchase rights granted in fiscal 1997 was $2.27.


SENIOR EXECUTIVE STOCK OWNERSHIP PLAN

In November, 1996 the Board of Directors approved a Senior Executive Stock Purchase Plan, effective January 1, 1997, to encourage ownership of the company's Common Stock by senior executives. This is a voluntary plan in which executives are encouraged to participate and achieve a target ownership over a 5 year period in annual increments of 20% or more. The target ownership is equal to two times the Chief Executive Officer's base salary and one times the individual Vice Presidents' base salary. To encourage participation, the Company's Treasury Stock will be sold by the Company to executives under this voluntary purchase program. The price will be equal to the greater of: 95% of the price set by the Board of Directors on an annual basis or 85% of the fair market value of the stock on the date of transaction. The various vehicles that are available to executives to obtain ownership of the company's stock are as follows: 401 (K) Plan contributions, personal IRA account purchases, Deferred Compensation Plan contributions, outright purchase of stock or exercising and holding vested stock options. The discounted price is not applicable to exercising and holding of vested stock options.


PLANTRONICS, INC.                                                       SIXTEEN

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


ANNUAL RESULTS OF OPERATIONS

NET SALES. Net sales increased 6.7% to $195.3 million in fiscal 1997 from $183.0 million in fiscal 1996. Net sales for fiscal 1996 had increased 7.7% from $169.9 million in fiscal 1995. Over these periods, there were no significant price increases. Domestic revenue growth occurred despite an anticipated decline in total sales to Lucent Technologies (formerly a subsidiary of AT&T). Total sales in fiscal 1997 to this customer were down $2.0 million from fiscal 1996 levels. The fiscal 1997 decline reflected the customer's desire to lower its stocking levels as well as to close certain retail outlets. International revenue grew 22% in fiscal 1997 as compared to fiscal 1996 resulting primarily from expansion of sales in new geographic markets and investment in customer focused marketing programs. The Company's net sales to customers outside the United States, predominantly in Europe, were $59.6 million, $49.0 million and $41.7 million in fiscal 1997, 1996 and 1995, respectively, and accounted for 30.5%, 26.8% and 24.5%, respectively, of net sales in those periods. Revenue levels in fiscal 1997 were not impacted in either direction by changes in prices or by shipping levels of Walker Equipment (a division of the Company) specialty products.

GROSS PROFIT. The Company's gross profit increased over the past three years to $104.7 million in fiscal 1997 from $96.1 million in fiscal 1996 and $85.7 million in fiscal 1995. Gross profit as a percent of net sales was 53.6% in fiscal 1997, 52.5% in fiscal 1996 and 50.4% in fiscal 1995. The $19.0 million improvement in gross profit over the three year period primarily reflects the impact of additional revenues ($25.4 million) with the balance consisting of benefits from improved manufacturing efficiencies and from material and logistics cost reduction programs. In addition, the warranty provision as a percent of revenue has declined since fiscal 1995.

OPERATING EXPENSES. Operating expenses for the Company were $54.4 million or 27.9% of net sales in fiscal 1997, $48.6 million or 26.5% of net sales in fiscal 1996 and $42.5 million or 25.0% of net sales in fiscal 1995. Research, development and engineering expenses increased $0.8 million in fiscal 1997 as compared to fiscal 1996 due to the creation of an engineering development team in Europe. The Company believes it will be better able to develop products for the European and other international markets with an R&D presence in the United Kingdom. Sales, general and administrative expenses increased $5.1 million in fiscal 1997 primarily due to additional staffing in sales and marketing worldwide and increased spending on international marketing communication programs.

INTEREST EXPENSE. Interest expense was $7.1 million in fiscal 1997, $7.1 million in fiscal 1996 and $8.0 million in fiscal 1995. Included in interest expense in fiscal 1997, fiscal 1996, and fiscal 1995 was $0.5 million , $0.5 million, and $0.6 million, respectively, in non-cash deferred debt issuance costs related to the Senior Notes and revolving credit facility. Unamortized deferred debt costs related to the revolving credit facility and Senior Notes at March 31, 1997 were $1.4 million which are being amortized over the remaining terms of the debt.


FOREIGN CURRENCY. The Company's cash flows are substantially US dollar denominated. However, the Company is exposed to certain foreign currency fluctuations, primarily in Europe and Mexico. The source of currency risk in Europe is due to receivables denominated in local currency, although this has been largely offset by payables denominated in local currency. This natural hedging approach has substantially limited the Company's net exposure to the effect of currency fluctuations and management believes additional hedging has not been merited. As the Company's sales in Europe grow, this strategy will require review and the Company may experience greater exposure to currency fluctuations as a result of its increasing international activities. In the fourth quarter of fiscal 1996, the company formed a wholly owned subsidiary incorporated in the Netherlands. The establishment of Plantronics B.V. entailed, among other things, a transfer of a substantial number of functions and the associated positions and expenses from the United Kingdom to the Netherlands. The Company now incurs local expenses in Dutch guilders and a smaller proportion of expenses in pound sterling, while recording no revenue in Dutch guilders.


PLANTRONICS, INC.                                                      SEVENTEEN

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


The Company's peso transaction exposure at its manufacturing subsidiary in Tijuana, Mexico is limited mostly to payroll. The favorable effects to the Company on the devaluation of the peso in the years reported was somewhat offset by local currency pay raises to its employees in Mexico. Because of these factors, management does not believe the devaluation has had a material effect on the Company.

In fiscal 1997, the impact of foreign currency on operations was a favorable $0.4 million compared to a favorable $0.3 million in fiscal 1996.

INCOME TAX EXPENSE. In fiscal 1997, fiscal 1996 and fiscal 1995 income tax expense was $15.3 million, $16.3 million and $14.5 million, respectively, representing an effective tax rate of 34%, 39% and 41%, respectively. As a result of the incorporation of the Netherlands subsidiary, the Company's effective tax rate was lower in fiscal 1997, compared to the rate in fiscal 1996 and fiscal 1995, and may continue to be reduced. The Netherlands subsidiary was formed to be a strategic logistics center for international sales and the headquarters for its international operations.

FACTORS AFFECTING FUTURE OPERATING RESULTS

The statements in the paragraphs captioned "Interest Expense" and "Income Tax Expense" include forward looking statements which involve risk and uncertainties. In addition, the Company may from time to time make oral forward looking statements. The Company's actual results could differ materially from those anticipated in these forward looking statements as a result of the following factors and other factors identified in the Company's Securities and Exchange Commission filings.

NEED TO SUCCESSFULLY DEVELOP NEW PRODUCTS AND MARKETS. The Company's net sales to date have been derived principally from the sale of lightweight communications headsets ("tops") and associated bases ("bottoms"). Historically, a substantial portion of the Company's sales have been made through distributors to call center users and its product development efforts have primarily been directed toward incremental enhancements of existing products. In the future, the Company intends to both enhance its existing products and to develop new products that capitalize on its core technology and expand the Company's product offerings to new user market segments. The success of new product introductions is dependent on several factors, including proper new product selection, timely completion and introduction of new product designs, quality of new products and market acceptance. The Company has recently expanded its marketing efforts to sell lightweight headsets to the business, home office, computer and mobile user market segments. Although the Company has attempted to determine the specific needs of these new market segments there can be no assurance that the market niches identified will in fact materialize or that the Company's existing and future products designed for these segments will gain substantial market acceptance.

COMPETITION. As the Company develops new generations of products and enters new market segments, including the developing business, home office, computer and mobile user market segments, the Company anticipates that it may face additional competition from companies which currently do not offer communications headsets. Such companies may be larger, offer broader product lines and have substantially greater financial and other resources than the Company. Such competition could negatively affect pricing and gross margins. Although the Company has historically competed very successfully in the call center user segment of the market, there can be no assurance that it will be able to continue its leadership position in that segment of the market or that the Company will be able to compete successfully in new market segments.


DEMAND OF CHANGING TECHNOLOGIES. The technology of telephone headsets, both "tops" and "bottoms," has traditionally evolved slowly. Products are currently exhibiting life cycles of three to five years before introduction of the next generation of products. Historically, new product offerings included stylistic changes and quality improvements but have usually been based on similar technology.


PLANTRONICS, INC.                                                       EIGHTEEN

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



The Company believes that future changes in technology may come at a faster pace, particularly in the telephone, cellular telephone and computer segments of the business and home office user portions of the market.The Company's future success will be dependent in part on its ability to develop products that utilize new technologies and to introduce them successfully to the marketplace. In addition, in order to avoid product obsolescence, the Company will have to monitor technological changes in telephony, as well as users' demands for new technologies. Failure by the Company to keep pace with future technological changes could materially adversely affect the Company's revenues and operating results.

UTILIZATION OF SINGLE SOURCE SUPPLIERS. The Company's manufacturing operations primarily consist of assembly of components and subassemblies that Plantronics manufactures or purchases from a variety of sources. Although most components and subassemblies used in the Company's manufacturing operations are obtained, or are reasonably available, from numerous sources, certain of its products and components (including semicustom integrated circuits that are key components of the Company's products) are currently obtained only from single suppliers. The Company currently purchases such components on a purchase order basis and has no present intention to enter into master purchase agreements with any of its single source suppliers. The Company has to date experienced only minor interruptions in the supply of these components, none of which has adversely affected its operations. However, an interruption in supply from any of the Company's single source suppliers could temporarily result in the Company's inability to deliver products on a timely basis, which in turn could adversely affect its operations.

IMPORTANCE OF PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS. The Company's success will depend in part on its ability to obtain patents and preserve other intellectual property rights covering the design and operation of its products. The Company currently holds certain patents and intends to continue to seek patents on its inventions when appropriate. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that the Company's existing patents or any new patents issued will be of sufficient scope or strength or provide meaningful protection or any commercial advantage to the Company. The Company may be subjected to, or may initiate, litigation or patent office interference proceedings, which may require significant financial and management resources. Any such claims or litigation, unless promptly and favorably resolved, could have a material adverse effect on the Company's operations.

RISK ASSOCIATED WITH FOREIGN OPERATIONS AND SALES. Approximately 30.5% of the Company's net sales in fiscal 1997 were derived from sales to foreign customers. In addition, the Company conducts approximately 93% of its headset assembly operations in Mexico, and obtains components from various foreign suppliers. Manufacturing and sales of the Company's products could be adversely affected by political or economic conditions in the United States or abroad, particularly in Mexico. Sales to foreign customers are also generally subject to such risks as increased tariffs and the imposition of other trade barriers.

The Company transacts business internationally in multiple currencies. Declines in the values of local currencies relative to the United States dollar in countries in which the Company does business could adversely affect the Company by resulting in less competitive pricing for the Company's products. The Company does not currently engage in any hedging activities to mitigate exchange rate risks and to date has not been adversely affected by fluctuating currencies. To the extent that the Company is successful in increasing its sales to foreign customers, or to the extent that the Company increases its transactions in foreign currencies, the Company's results of operations could be adversely affected by exchange rate fluctuations.

DEPENDENCE UPON SENIOR MANAGEMENT. The Company believes that it has benefited substantially from the leadership of Robert S. Cecil, the Chairman of the Board, President and Chief Executive Officer of the Company, and the other current members of senior management, and that the loss of their services could have a material adverse effect on the Company's business and future operations. Although the Company has an employment agreement with Mr. Cecil, such agreement permits him to voluntarily terminate his employment at any time. In addition, although Mr. Cecil's agreement contains a five-year non-compete covenant which takes effect upon termination of his employment, such covenants are generally not enforceable under California law.



PLANTRONICS, INC.                                                       NINETEEN

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



LIQUIDITY AND CAPITAL RESOURCES

The Company's principal source of liquidity in fiscal 1997 was $34.6 million of cash generated from operating activities. In fiscal 1996, liquidity was provided by $26.9 million from operating activities. Cash and cash equivalents increased to $42.3 million at March 31, 1997 from $26.8 million at March 31, 1996.

The Company has a $20.0 million credit facility, including a $10.0 million letter of credit subfacility, with a major bank. In the quarter ended March 31, 1997, the Company renegotiated the terms of its credit facility so that borrowings are no longer secured and ongoing fees and costs are substantially reduced. As of March 31, 1997, the Company had no cash borrowings under the revolving credit facility and had $3.4 million outstanding under the letter of credit subfacility.

OPERATING ACTIVITIES. In fiscal 1997 the $34.6 million in net cash generated from operating activities primarily resulted from $29.7 million in net income. Also contributing to the increase in net cash were decreases in accounts receivable and income taxes of $1.6 million and $1.0 million, respectively, and an increase in accounts payable of $1.2 million, partially offset by an increase in inventories of $2.0 million, and a decrease in income taxes payable of $1.8 million.

INVESTING ACTIVITIES. Capital expenditures were $8.2 million in fiscal 1997, $3.9 million in fiscal 1996 and $3.6 million in fiscal 1995. The increase in fiscal 1997 from fiscal 1996 principally consisted of investment in a significant upgrade to the Company's business information systems. The Company expects to invest an additional $1.0 million to $2.0 million in the information systems upgrade by the middle of fiscal 1998.

FINANCING ACTIVITIES. In fiscal 1997 the Company repurchased 350,613 shares of its Common Stock for $12.9 million, received $1.8 million in proceeds from the exercise of stock options, and realized $0.1 million from the sale of 2,542 shares of Treasury Stock. The Company's financing activities during fiscal 1996 were limited to the receipt of $0.8 million in stock option exercise proceeds. During fiscal 1995, financing activities consisted principally of borrowings under the revolving credit facility and the repurchases at a discount of the Company's outstanding 10% Senior Notes due 2001 with face value of $19.9 million in principal for $19.8 million in cash. Management believed the debt repurchase at or below par to be an efficient use of cash resources. For fiscal 1997, 1996 and 1995, aggregate interest expense (including current interest payable in cash, deferred interest payable in cash and amortization of debt issuance costs) was $7.1 million, $7.1 million and $8.0 million, respectively.

The remaining balance of the Senior Notes that were issued during fiscal 1994 in the principal amount of $65.1 million bear interest, payable semiannually, at a rate of 10% per annum and mature on January 15, 2001. The Senior Notes are redeemable, at the Company's option, in whole or in part, any time after January 15, 1999. The Senior Note Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, issue preferred stock of subsidiaries, engage in transactions with affiliates, create liens, engage in mergers and consolidations, make certain asset sales or make certain investments. The Senior
Note Indenture also provides that holders of the Senior Notes have the right to require the Company to repurchase their Senior Notes in the event of a "change in control" and certain various customary events of default.

The Company believes that its current cash balance and cash to be provided by operations, together with available borrowing capacity under the revolving credit facility, will be sufficient to make required interest payments under the Senior Notes and to fund operations at least through the next 12 months. Subject to the terms and conditions of the 10% Senior Note Indenture and the Company's revolving credit facility, the Company may use cash for such purposes as repurchasing Senior Notes, repurchasing the Company's Common Stock or acquiring complementary businesses, products or technologies.



PLANTRONICS, INC.                                                         TWENTY

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of Plantronics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related statements of operations, of cash flows, and of stockholders' equity present fairly, in all material respects, the financial position of Plantronics, Inc. and its subsidiaries at March 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Price Waterhouse LLP
San Jose, California
April 18, 1997




PLANTRONICS, INC.                                                     TWENTY ONE