Form 10-K405, Exhibit 13
period 1998-03-28
PLANTRONICS INC /CA/
filed 1998-06-24
CIK 914025

                                                                    EXHIBIT 13.1


 CONSOLIDATED BALANCE SHEETS
 (IN THOUSANDS)


                                                                                              MARCH 31,
                                                                                    -----------------------------
                                                                                      1997                1998
                                                                                    ---------           ---------
ASSETS

     Current assets:
        Cash and cash equivalents                                                   $  42,262           $  64,901
        Accounts receivable, net                                                       36,981              41,550
        Inventory                                                                      20,042              29,741
        Deferred income taxes                                                           2,840               2,130
        Other current assets                                                              909               1,774
                                                                                    ---------           ---------
           Total current assets                                                       103,034             140,096

     Property, plant and equipment, net                                                18,970              21,255
     Other assets                                                                       5,237               4,124
                                                                                    ---------           ---------
                               Total Assets                                         $ 127,241           $ 165,475
                                                                                    =========           =========

LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities:
        Accounts payable                                                            $   9,578           $   8,327
        Accrued liabilities                                                            20,441              26,629
        Income taxes payable                                                            9,674               6,381
                                                                                    ---------           ---------
           Total current liabilities                                                   39,693              41,337

     Deferred tax liabilities                                                           1,616               5,652
     Long-term debt, less current maturities                                           65,050              65,050
                                                                                    ---------           ---------
                     Total liabilities                                                106,359             112,039
                                                                                    ---------           ---------

     Commitments and contingencies (note 8)

     Stockholders' equity:
        Common stock, $0.01 par value per share; 40,000 shares authorized,
        16,366 shares  and 16,449 shares issued and outstanding                           171                 174
        Additional paid-in capital                                                     58,217              63,816
        Cumulative translation adjustment                                                (891)               (891)
        Retained Earnings (Deficit)                                                   (23,834)             15,355
                                                                                    ---------           ---------
                                                                                       33,663              78,454
        Less: Treasury stock
          (common: 963 shares in fiscal year 1998, net of sales) at cost              (12,781)            (25,018)
                                                                                    ---------           ---------
                     Total stockholders' equity                                        20,882              53,436
                                                                                    ---------           ---------
                               Total liabilities and stockholders' equity           $ 127,241           $ 165,475
                                                                                    =========           =========


        The accompanying notes are an integral part of these consolidated financial statements.

 CONSOLIDATED STATEMENTS OF OPERATIONS
 (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)


                                                                                   FISCAL YEAR ENDED MARCH 31,
                                                                         -------------------------------------------------
                                                                           1996                1997                1998
                                                                         ---------           ---------           ---------
Net sales                                                                $ 182,959           $ 195,307           $ 236,112
Cost of sales                                                               86,887              90,567             108,514
                                                                         ---------           ---------           ---------
     Gross profit                                                           96,072             104,740             127,598
                                                                         ---------           ---------           ---------

Operating expenses:
     Research, development and engineering                                  13,718              14,503              17,543
     Selling, general and administrative                                    34,845              39,898              47,682
                                                                         ---------           ---------           ---------
          Total operating expenses                                          48,563              54,401              65,225
                                                                         ---------           ---------           ---------

Operating income                                                            47,509              50,339              62,373

Interest expense, including amortization of debt issuance costs              7,140               7,104               6,984
Interest income and other income, net                                       (1,385)             (1,722)             (2,243)
                                                                         ---------           ---------           ---------
Income before income taxes                                                  41,754              44,957              57,632
Income tax expense                                                          16,284              15,286              18,443
                                                                         ---------           ---------           ---------

Net income                                                               $  25,470           $  29,671           $  39,189
                                                                         =========           =========           =========

Basic earnings per common share                                          $    1.53           $    1.75           $    2.38
                                                                         =========           =========           =========
Shares used in basic per share calculations                                 16,593              17,003              16,481
                                                                         =========           =========           =========


Diluted earnings per common share                                        $    1.42           $    1.67           $    2.15
                                                                         =========           =========           =========
Shares used in diluted per share calculations                               17,964              17,792              18,223
                                                                         =========           =========           =========


        The accompanying notes are an integral part of these consolidated financial statements.

 CONSOLIDATED STATEMENTS OF CASH FLOWS
 (IN THOUSANDS)


                                                                                      FISCAL YEAR ENDED MARCH 31,
                                                                               ----------------------------------------------
                                                                                 1996               1997               1998
                                                                               --------           --------           --------
Cash flows from operating activities:
     Income from  operations                                                   $ 25,470           $ 29,671           $ 39,189
     Adjustments to reconcile net income to net cash
          provided by operating activities
              Depreciation and amortization of property and equipment             2,367              2,935              3,632
              Deferred income taxes                                                (745)             2,789              4,746
              Other non-cash charges, net                                           758                649               (225)
     Changes in assets and liabilities:
              Accounts receivable                                                (8,310)             1,624             (5,024)
              Provision for doubtful accounts                                       575                (50)               455
              Inventory                                                          (1,150)            (2,035)            (9,699)
              Other current assets                                                 (426)               318               (865)
              Other assets                                                          471               (459)             1,113
              Accounts payable                                                    2,206              1,194             (1,251)
              Accrued liabilities                                                 2,271               (251)             6,188
              Income taxes payable                                                3,413             (1,769)               986
                                                                               --------           --------           --------
Cash provided by operating activities                                            26,900             34,616             39,245
                                                                               --------           --------           --------

Cash flows from investing activities:
     Capital expenditures                                                        (3,903)            (8,195)            (5,917)
                                                                               --------           --------           --------

Cash flows from financing activities:
     Purchase of treasury stock                                                      --            (12,880)           (13,162)
     Proceeds from sale of treasury stock                                            --                 99              1,250
     Proceeds from exercise of stock options                                        763              1,835              1,223
                                                                               --------           --------           --------

Cash provided by (used for) financing activities                                    763            (10,946)           (10,689)
                                                                               --------           --------           --------

Effect of exchange rate changes on cash:                                           (333)                --                 --

Net increase (decrease) in cash and cash equivalents                             23,427             15,475             22,639
Cash and cash equivalents at beginning of year                                    3,360             26,787             42,262
                                                                               --------           --------           --------
Cash and cash equivalents at end of year                                       $ 26,787           $ 42,262           $ 64,901
                                                                               ========           ========           ========

Supplemental disclosures:
Cash paid for:
     Interest                                                                  $  6,608           $  6,577           $  6,550
     Income taxes                                                              $ 13,557           $ 14,192           $ 12,439

Noncash operating and financing activities:
     Income tax benefit associated with stock options                          $     --           $    597           $  4,279


        The accompanying notes are an integral part of these consolidated financial statements.

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                                                                      TOTAL
                                     COMMON STOCK          ADDITIONAL    CUMULATIVE    ACCUMULATED                 STOCKHOLDERS'
                               -------------------------     PAID-IN     TRANSLATION     EQUITY        TREASURY      EQUITY
                                 SHARES         AMOUNT       CAPITAL     ADJUSTMENT     (DEFICIT)       STOCK       (DEFICIT)
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Balance at March 31, 1995       16,418,642           165   $    54,652   $      (558)  $   (78,975)  $        --   $   (24,716)
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Stock option compensation
     amortization                       --                         231            --            --            --           231
Exercise of stock options          359,270             4           759            --            --            --           763
Foreign currency translation
     adjustment                         --                          --          (333)           --            --          (333)
Net income                              --                          --            --        25,470            --        25,470
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Balance at March 31, 1996       16,777,912           169   $    55,642   $      (891)  $   (53,505)  $        --   $     1,415
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Stock option compensation
     amortization                       --                         146            --            --            --           146
Exercise of stock options          284,442             2         1,832            --            --            --         1,834
Income tax benefit associated
     with stock options                                            597                                                     597
Purchase of treasury stock        (701,226)                                       --            --       (12,873)      (12,873)
Sale of treasury stock               5,084                                        --            --            92            92
Net income                              --                          --            --        29,671            --        29,671
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------

Balance at March 31, 1997       16,366,212           171   $    58,217   $      (891)  $   (23,834)  $   (12,781)  $    20,882
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Stock option compensation
     amortization                       --                        (225)           --            --            --          (225)
Exercise of stock options          348,958             3         1,220            --            --            --         1,223
Income tax benefit associated                                                                                               --
     with stock options                                          4,279                                                   4,279
Purchase of treasury stock        (317,600)                         --            --            --       (13,162)      (13,162)
Sale of treasury stock              51,072                         325            --            --           925         1,250
Net income                              --                          --            --        39,189            --        39,189
                               -----------   -----------   -----------   -----------   -----------   -----------   -----------
Balance at March 31, 1998       16,448,642           174   $    63,816   $      (891)  $    15,355   $   (25,018)  $    53,436
                               ===========   ===========   ===========   ===========   ===========   ===========   ===========


        The accompanying notes are an integral part of these consolidated financial statements.

SELECTED FINANCIAL DATA


                                                                         FISCAL YEAR ENDED MARCH 31,
                                                   ----------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA                         1994            1995            1996           1997           1998
                                                   ---------       ---------      ---------      ---------      ---------
                                                                               (in thousands)
Net sales                                          $ 133,996       $ 169,923      $ 182,959      $ 195,307      $ 236,112
Income (loss) from continuing operations             (40,696)         20,808         25,470         29,671         39,189

Mandatorily redeemable preferred
     stock dividends                                  (1,298)             --             --             --             --
                                                   ---------       ---------      ---------      ---------      ---------
Net income (loss)                                  $ (41,994)      $  20,808      $  25,470      $  29,671      $  39,189
                                                   =========       =========      =========      =========      =========

Diluted net income (loss) per common share         $   (3.27)      $    1.19      $    1.42      $    1.67      $    2.15

Shares used in diluted per share calculations         12,830          17,512         17,964         17,792         18,223


                                                                         FISCAL YEAR ENDED MARCH 31,
                                                   ----------------------------------------------------------------------
BALANCE SHEET DATA                                    1994           1995            1996          1997            1998
                                                   ---------       ---------      ---------      ---------      ---------
                                                                                (in thousands)
Total assets                                       $  67,026       $  74,855      $ 108,661      $ 127,241      $ 165,475

Long-term debt                                        85,000          65,050         65,050         65,050         65,050


                                                                       QUARTER ENDED
                              --------------------------------------------------------------------------------------------------
                              Jun. 30      Sep. 30      Dec. 31      Mar. 31      Jun. 30      Sep. 30      Dec. 31      Mar. 31
 QUARTERLY DATA                 1996         1996         1996         1997         1997         1997         1997         1998
                              -------      -------      -------      -------      -------      -------      -------      -------
                                                                       (in thousands)
Net sales                     $45,584      $47,120      $50,309      $52,294      $54,023      $56,539      $62,017      $63,533
Gross profit                  $24,500      $25,333      $26,761      $28,146      $29,067      $30,536      $33,553      $34,442
Income from operations        $11,517      $12,230      $13,104      $13,488      $15,456      $14,766      $16,632      $17,364

Net income                    $ 6,625      $ 7,152      $ 7,843      $ 8,051      $ 8,305      $ 9,366      $10,421      $11,097
Income per diluted share      $  0.37      $  0.40      $  0.44      $  0.45      $  0.47      $  0.51      $  0.57      $  0.61

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- THE COMPANY:


Plantronics, Inc. (the Company), which introduced the first lightweight headset in 1962, is the world's largest designer, manufacturer and marketer of lightweight communications headsets. In addition, the Company manufactures and markets specialty telephone products, such as amplified telephone handsets and specialty telephones for hearing-impaired users and noise-canceling handsets for use in high-noise environments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiary companies. Intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year end is the Saturday closest to March 31. For purposes of presentation, the Company has indicated its accounting year ending on March 31 or the month-end for interim quarterly periods. Results of operations for fiscal years 1996, 1997 and 1998 each included 52 weeks.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company considers all highly liquid investments with a maturity of 90 days or less at the date of purchase to be cash equivalents. Pursuant to the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", management determines the appropriate classification of debt and equity securities at the time of purchase, and reassesses the classification at each reporting date. At March 31, 1998, all of the Company's short-term investments, consisting primarily of fixed maturity debt securities, have been classified as "held to maturity". Under this classification, the investments are recorded at amortized cost. The Company's cash and cash equivalents consist of the following:


                                                               MARCH 31,
                                                       -------------------------
                                                        1997              1998
                                                       -------           -------
                                                             (in thousands)
Cash                                                   $ 5,106           $ 9,662
Cash equivalents                                        37,156            55,239
                                                       -------           -------
     Cash and cash equivalents                         $42,262           $64,901
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

DEFERRED DEBT ISSUANCE COSTS

Debt issuance costs are assigned to the various debt instruments and amortized over the shorter of the terms of the respective debt agreements or an estimated period the debt will be outstanding.

REVENUE RECOGNITION

Revenue is recognized when products are shipped. Provision is made for estimated potential customer returns and warranty costs at the time of shipment.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Company's cash investment policies limit investments to those that are short-term and low risk. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments, including cash, cash equivalents, accounts receivable, accrued expenses and liabilities, approximate fair value due to their short maturities. The fair value of long-term debt, including the current portion, was estimated by management based on current rates offered on the open market for debt of the same remaining maturities. The fair value of the long-term debt was not materially different from the carrying value of $65.1 million at March 31, 1998.

INCOME TAXES

The Company accounts for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts. Tax credits are accounted for as a reduction of tax expense in the year in which the credits reduce taxes payable.

FOREIGN OPERATIONS AND CURRENCY TRANSLATION

The Company has foreign assembly and manufacturing operations in Mexico, light assembly, research and development and sales and marketing in the United Kingdom, an international finance, customer service and logistics headquarters in the Netherlands, and sales offices in Canada, Asia, Europe, Australia and South America. For fiscal 1997 and 1998, the functional currency of all foreign operations was the US dollar. For fiscal 1996, the functional currency of all foreign operations was the US dollar, with the exception of the operation located in the United Kingdom. Accordingly, gains or losses arising from the translation of foreign currency statements and transactions, except for the operation in the United Kingdom in fiscal 1996, are included in determining consolidated results of operations. Aggregate exchange gains (losses) for fiscal 1996, 1997 and 1998 were $0.3 million, $0.4 million and ($0.2) million, respectively. Gains or losses arising from the translation of the United Kingdom statements prior to fiscal 1997 were recorded as a separate component of stockholders' equity.

STOCK BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and to provide additional disclosures with respect to the pro forma effects of adoption had the company recorded compensation expense as provided in FAS 123, (see note 10).

Effective December 27, 1997 the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share", (SFAS 128). The new standard requires presentation of both basic EPS and diluted EPS on the face of the income statement. Basic EPS, which replaces primary EPS, is computed by dividing net income available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Unlike the computation of primary EPS, basic EPS excludes the dilutive effect of stock options. Diluted EPS replaces fully diluted EPS and gives effect to all dilutive potential common shares outstanding during a period.

Following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below:


                                                             YEAR ENDED MARCH 31,
                                                       ---------------------------------
                                                        1996         1997          1998
                                                       -------      -------      -------
                                                                (in thousands)
Numerator for earnings per common share - income       $25,470      $29,671      $39,189
                                                       =======      =======      =======

Denominator for basic earnings per common share         16,593       17,003       16,481
                                                       -------      -------      -------
Effect of dilutive securities                            1,371          789        1,742
                                                       -------      -------      -------
Denominator for diluted earnings per common share       17,964       17,792       18,223
                                                       =======      =======      =======

Net income per common share:
Basic                                                  $  1.53      $  1.75      $  2.38
                                                       =======      =======      =======
Diluted                                                $  1.42      $  1.67      $  2.15
                                                       =======      =======      =======


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement is effective for the Company's fiscal year ending March 27, 1999. The statement establishes presentation and disclosure requirements for reporting comprehensive income. Comprehensive income includes charges or credits to equity that are not the result of transactions with owners. The Company plans to adopt the disclosure requirements and report comprehensive income as part of the Consolidated Statements of Shareholders' Equity as required under SFAS 130, and expects there to be no material impact on the Company's financial position and results of operations as a result of the adoption of this new accounting standard.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). The statement requires the Company to report certain information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt SFAS 131 beginning in fiscal 1999 and does not expect such adoption to have a material effect on the consolidated financial statement disclosures.

NOTE 3 - DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS:


                                                                      MARCH 31,
                                                               -----------------------
                                                                 1997           1998
                                                               --------       --------
                                                                   (in thousands)
Accounts receivable:
     Accounts receivable from customers                        $ 38,278       $ 43,302
     Allowance for doubtful accounts                             (1,297)        (1,752)
                                                               --------       --------
                                                               $ 36,981       $ 41,550
                                                               ========       ========

Inventory:
     Finished goods                                            $ 11,056       $ 13,224
     Work in process                                              1,647          4,431
     Purchased parts                                              7,339         12,086
                                                               --------       --------
                                                               $ 20,042       $ 29,741
                                                               ========       ========

Property, plant and equipment:
     Land                                                      $  4,693       $  4,693
     Buildings and improvements (useful life 10-30 years)         9,104          9,486
     Machinery and equipment (useful life 2-8 years)             25,949         31,484
                                                               --------       --------
                                                                 39,746         45,663
     Less accumulated depreciation                              (20,776)       (24,408)
                                                               --------       --------
                                                               $ 18,970       $ 21,255
                                                               ========       ========

Accruals:
     Interest                                                  $  1,394       $  1,386
     Employee benefits and other                                 19,047         25,243
                                                               --------       --------
                                                               $ 20,441       $ 26,629
                                                               ========       ========


NOTE 4 - DEBT:

Long-term debt, consisting of Senior Notes, was $65.1 million at the end of fiscal 1996, 1997 and 1998. The Senior Notes are general unsecured obligations of the Company that bear interest, payable semiannually, at a rate of 10% per annum and will mature on January 15, 2001. The Senior Notes are redeemable, at the Company's option, in whole or in part, at any time on or after January 15, 1999. Redemption prior to January 15, 2001 will be at a premium.

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


The Company has a one-year $20.0 million revolving unsecured credit facility with Bank of America. This facility expires on February 17, 1999. The facility includes a $10.0 million letter of credit subfacility. Combined borrowings and commitments under both facilities cannot exceed $20.0 million. Principal outstanding bears interest at the Company's choice of the Bank of America base rate, the offshore rate or a CD rate plus a margin ranging from 0.000% to 1.375%, depending on the rate choice and performance level ratios. There were no borrowings outstanding under the facility at March 31, 1998, however, at that date $2.3 million, associated with inventory purchases and other matters, was committed under the letter of credit sub-facility. The revolving credit facility includes covenants relating to, among other things, the maintenance of a maximum net funded debt ratio, a minimum tangible net worth ratio and a maximum interest coverage ratio. The Company was in compliance with the terms of the covenants as of March 31, 1998.

The revolving credit facility also expressly restricts the ability of the Company to incur additional indebtedness (including contingent liabilities and guarantees), grant additional liens, redeem stock, dispose of and acquire assets, incur lease obligations, and make investments, including loans, joint ventures, and acquisitions of other businesses. The Company is permitted to pay cash dividends on shares of its capital stock in an amount not to exceed 50% of the Company's cumulative net income (net of cumulative losses) for the period commencing February 19, 1997 through the date of declaration.

NOTE 5 - COMMON AND TREASURY STOCK:

EFFECT OF INCREASE IN STOCK AND STOCK SPLIT

In July 1997, the Company's stockholders approved an increase in the authorized shares of Common Stock of Plantronics, Inc., to 40,000,000. On September 2, 1997, the Company effected a two-for-one stock split in the form of a stock dividend to stockholders of record as of August 18, 1997. All share, per share, Common Stock, and capital in excess of par value amounts herein have been restated to reflect the effect of this split.

During fiscal 1998 the Company purchased 317,600 shares of its Common Stock in the open market at a total cost of $13.2 million and 51,072 shares were reissued for $1.3 million.

NOTE 6 - INCOME TAXES:

Income tax expense for fiscal 1996, 1997 and 1998 consisted of the following:


                                              FISCAL YEAR ENDED MARCH 31,
                                   ---------------------------------------------
                                     1996               1997              1998
                                   --------           --------          --------
                                                   (in thousands)
Federal
     Current                       $ 13,586           $  8,744          $ 10,109
     Deferred                          (827)             2,789             4,746
State                                 1,622              1,854             1,472
Foreign                               1,903              1,899             2,116
                                   --------           --------          --------
                                   $ 16,284           $ 15,286          $ 18,443
                                   ========           ========          ========


Pre-tax earnings of the foreign subsidiaries were $2.8 million, $8.2 million and $15.7 million for fiscal years 1996, 1997 and 1998, respectively. Cumulative earnings of foreign subsidiaries which have been permanently reinvested as of March 31, 1998 totaled $5.5 million.

The following is a reconciliation between statutory federal income taxes and the total provision for taxes on pre-tax income:


                                                     FISCAL YEAR ENDED MARCH 31,
                                                 --------------------------------------
                                                   1996           1997           1998
                                                 --------       --------       --------
                                                             (in thousands)
Tax expense at statutory rate                    $ 14,614       $ 15,735       $ 20,171
Foreign operations taxed at different rates           910           (971)        (4,364)
State taxes, net of federal benefit                 1,054          1,204          1,476
Other, net                                           (294)          (682)         1,160
                                                 --------       --------       --------
                                                 $ 16,284       $ 15,286       $ 18,443
                                                 ========       ========       ========

Deferred tax liabilities (assets) represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                       MARCH 31,
                                                 ---------------------
                                                   1997          1998
                                                 -------       -------
                                                     (in thousands)
Deferred gains on sales of properties            $ 2,740       $ 2,476
Deferred state tax                                    --           314
Unremitted earnings of certain subsidiaries           --         5,749
Other deferred tax liabilities                       333         1,111
                                                 -------       -------
     Gross deferred tax liabilities                3,073         9,650

Accruals and other reserves                       (2,748)       (5,670)
Deferred state tax deduction                        (635)           --
Other deferred tax assets                           (914)         (458)
                                                 -------       -------
     Gross deferred tax assets                    (4,297)       (6,128)

Total net deferred tax liabilities               $(1,224)      $ 3,522
                                                 =======       =======


NOTE 7 - EMPLOYEE BENEFIT PLANS:

Subject to eligibility requirements, substantially all domestic employees participate in quarterly cash and annual deferred profit sharing plans. Employees also have the option of participating in a salary deferral plan qualified under Section 401(k) of the Internal Revenue Service Code. The Quarterly Profit Sharing Plan benefits are paid on the basis of profitability and the relationship of each participating employee's base salary as a percent of the total base salaries of all participants. The Annual Profit Sharing Plan benefits are based on 10% of the Company's results of operations before interest and taxes, adjusted for other items, minus quarterly profit sharing cash distributions and administrative expenses, and are allocated to employees based on the relationship of each participating employee's base salary as a percent of all participants' base salaries. The Annual Profit Sharing Plan distributions include a cash distribution and a tax deferred distribution made to individual accounts of participants held in trust. The deferred portion is subject to a two year vesting schedule based on an employees date of hire. Total annual and quarterly profit sharing contributions were $5.4 million, $5.5 million and $6.9 million for fiscal 1996, 1997 and 1998, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES:

MINIMUM FUTURE RENTAL PAYMENTS

The Company leases certain equipment and facilities under operating leases expiring in various years through and after 2003. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of 1 year as of March 31, 1998:


FISCAL YEAR ENDING MARCH 31,                                        AMOUNT
                                                                -----------
                                                                (in thousands)
1999                                                                $ 1,283
2000                                                                  1,165
2001                                                                  1,159
2002                                                                  1,174
2003                                                                  1,190
                                                                -----------
Total minimum future rental payments                                $ 5,971
                                                                ===========

Rent expense for operating leases was approximately $1.1 million in fiscal 1996, $1.1 million in fiscal 1997 and $1.3 million in fiscal 1998.

EXISTENCE OF RENEWAL OPTIONS

Certain operating leases provide for renewal options for periods from 1 to 3 years. In the normal course of business, operating leases are generally renewed or replaced by other leases.

CLAIMS AND LITIGATION

In the opinion of management, litigation, contingent liabilities and claims against the Company arising in the ordinary course of business are not expected to involve any judgments or settlements which would be material to the Company's consolidated financial condition or results of operations.


NOTE 9 - INDUSTRY SEGMENT AND FOREIGN OPERATIONS DATA:


BUSINESS SEGMENT

The Company operates in a single industry segment and is engaged in developing, manufacturing, marketing and servicing telecommunications equipment. No one customer accounted for 10% or more of total revenue from consolidated sales for fiscal year 1996, 1997 or 1998.

GEOGRAPHIC SEGMENTS

In geographical reporting, revenues are attributed to the geographical location of the sales and service organizations. Costs directly and indirectly incurred in generating revenues are similarly assigned.


                                                   FISCAL YEAR ENDED MARCH 31,
                                               ------------------------------------
                                                 1996          1997          1998
                                               --------      --------      --------
                                                           (in thousands)
Net revenues from unaffiliated customers:
     United States                             $133,957      $135,664      $163,684
     International                               49,002        59,643        72,428
                                               --------      --------      --------
                                               $182,959      $195,307      $236,112
                                               ========      ========      ========
Operating income:
     United States                             $ 35,365      $ 37,036      $ 44,916
     International                               12,144        13,303        17,457
                                               --------      --------      --------
                                               $ 47,509      $ 50,339      $ 62,373
                                               ========      ========      ========
Identifiable assets:
     United States                             $ 91,400      $ 97,138      $121,627
     International                               17,261        30,103        43,848
                                               --------      --------      --------
                                               $108,661      $127,241      $165,475
                                               ========      ========      ========

Intercompany transfers                         $ 18,057      $ 49,575      $ 69,261


The geographical reporting classification reflects the international restructuring completed in fiscal 1997. The establishment of Plantronics B.V. changed the ownership of inventory and the methodology of intercompany transfers. In fiscal 1996 intercompany transfers were from the US to Europe. Starting in the last quarter of fiscal 1996, intercompany transfers are from Plantronics B.V. to the US and Japan. Intercompany transfers are at arms length prices sufficient to recover a reasonable profit.

NOTE 10 - STOCK OPTION PLANS AND STOCK PURCHASE PLANS:

STOCK OPTION PLAN

In September 1993, the Board of Directors approved the PI Parent Corporation 1993 Stock Plan (the "1993 Stock Plan"). Under the 1993 Stock Plan, 4,159,242 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) are reserved for issuance to employees and consultants of the Company, as approved from time to time by the Compensation Committee of the Board of Directors. The reserved shares include 980,000 shares which were authorized by the Board of Directors and approved by the stockholders for issuance in 1997. The 1993 Stock Plan, which has a term of ten years, provides for incentive as well as nonqualified stock options to purchase shares of Common Stock. The Board of Directors may terminate the 1993 Stock Plan at any time at its discretion.


Incentive stock options may not be granted at less than 100 percent of the estimated fair market value, as determined by the Board of Directors, of the Company's Common Stock at the date of grant and the option term may not exceed 10 years. For holders of 10 percent or more of the total combined voting power of all classes of the Company's stock, incentive stock options may not be granted at less than 110 percent of the estimated fair market value of the Common Stock at the date of grant and the option term may not exceed five years. Nonqualified stock options may be granted at less than fair market value. Options generally vest over 4 years.

In September 1993 the Compensation Committee of the Board of Directors approved nonqualified options to certain executive officers to purchase 255,792 shares of Common Stock at an exercise price of $2.74 per share that were granted upon the completion of the Company's initial public offering. Compensation related to these options of $0.9 million based on the $6.25 per share offering price was charged to expense over a four year-vesting period commencing January 1994 as the options were granted for future services. Options to purchase an additional 289,252 shares were granted during fiscal 1994 to certain executive officers at exercise prices ranging from $2.74 to $7.63 per share. Compensation related to these options of $0.8 million was charged to expense over a four-year vesting period. As of March 31, 1998, the total compensation expense was amortized.

 DIRECTORS' STOCK OPTION PLAN

In September 1993, the Board of Directors adopted a Directors' Stock Option Plan (the "Directors' Option Plan") and reserved 40,000 shares of Common Stock for issuance to non-employee directors of the Company. An additional 20,000 shares were authorized for issuance in 1997 under the Directors' Option Plan, pursuant to Board of Directors' and stockholder approval. The Directors' Option Plan provides that each non-employee director shall be granted an option to purchase 4,000 shares of Common Stock on the later of the effective date of the Company's initial public offering or the date on which the person becomes a director. Thereafter, each non-employee director shall be granted an option to purchase 1,000 shares of Common Stock each year. At the end of fiscal 1998, options for 45,000 shares of Common Stock were outstanding under the Directors' Option Plan. All options were granted at fair market value and accordingly, had no compensatory impact. Options vest generally over a four-year period.

Stock option activity under the 1993 Stock Plan and the Directors' Stock Option Plan are as follows:


                                                              OPTIONS OUTSTANDING
                                           SHARES        -----------------------------
                                         AVAILABLE                          WEIGHTED
                                         FOR GRANT         SHARES        AVERAGE PRICE
                                        ----------       ----------      -------------
Balance at March 31, 1995                  106,780        3,094,526       $     3.45
    Options Granted                       (206,820)         206,820       $    16.22
    Options Exercised                                      (359,270)      $     2.13
    Options Canceled                       158,794         (158,794)      $     4.35
                                        ----------       ----------       ----------
Balance at March 31, 1996                   58,754        2,783,282       $     4.52
    Options Authorized                   1,000,000
    Options Granted                       (631,588)         631,588       $    19.80
    Options Exercised                                      (284,442)      $     6.45
    Options Canceled                       111,048         (111,048)      $     6.49
                                        ----------       ----------       ----------
Balance at March 31, 1997                  538,214        3,019,380       $     7.46
    Options Granted                       (654,500)         654,500       $    27.37
    Options Exercised                                      (348,958)      $     3.49
    Options Canceled                       233,010         (233,010)      $    18.53
                                        ----------       ----------       ----------
Balance at March 31, 1998                  116,724        3,091,912       $    11.29
                                        ==========       ==========       ==========
Exercisable at March 31, 1998                             1,884,602
                                                         ==========

Significant option groups outstanding at March 31, 1998 and related weighted average prices and lives are as follows:


                                      OPTIONS OUTSTANDING                                             OPTIONS EXERCISABLE
                   -----------------------------------------------------------------        ----------------------------------------
                   Number                  Weighted Average           Weighted              Number                    Weighted
Range of           Outstanding             Remaining                  Average               Exercisable               Average
Exercise Price     As of March 31, 1998    Contractual Life           Exercise Price        As of March 31, 1998      Exercise Price
--------------     --------------------    ----------------           --------------        --------------------      --------------
$ 0.90 - $ 0.90          732,944                 5.49                   $ 0.90                  732,944                $ 0.90
  2.74 -   2.74          814,161                 5.81                     2.74                  814,161                  2.74
  3.13 -  18.44          736,177                 7.58                    14.70                  321,956                 11.00
 18.63 -  41.69          808,630                 9.18                    26.22                   15,541                 19.72
---------------    --------------------    ----------------           --------------        --------------------      --------------
$ 0.90 - $41.69        3,091,912                 7.04                   $11.29                1,884,602                $ 3.57
---------------    --------------------    ----------------           --------------        --------------------      --------------


FAIR VALUE DISCLOSURES

All options in fiscal 1996, 1997 and 1998 were granted at an exercise price equal to the fair market value of the Company's Common Stock at the date of grant. The weighted average fair value at date of grant for options granted during 1996, 1997 and 1998 were $5.43, $6.34 and $9.79 per share, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following assumptions for 1996; dividend yield of 0%, an expected life of 5 years, expected volitility of 24% and risk free interest rates of 5.9%. For 1997 the assumptions were; dividend yield of 0%, an expected life of 5 years, expected volitility of 17% and risk free interest rates of 6.6%. For 1998 the assumptions were; dividend yield of 0%, an expected life of 5 years, expected volitility of 28% and risk free interest rates of 5.6%.

Had compensation expense for the Company's stock-based compensation plans been determined based on the methods prescribed by SFAS No. 123, the Company's net income and net income per share would have been as follows:


                                              FISCAL YEAR ENDED MARCH 31,
                                    ----------------------------------------------
                                        1996              1997             1998
                                    ------------     ------------     ------------
                                       (in thousands, except per share amounts)
Net income:
    As reported                     $     25,470     $     29,671     $     39,189
    Pro forma                       $     25,390     $     29,044     $     37,381

Net income per share:
    As reported                     $       1.42     $       1.67     $       2.15
    Pro forma                       $       1.41     $       1.63     $       2.05

EMPLOYEE STOCK PURCHASE PLAN

On April 23, 1996 the Board of Directors of the Company approved the 1996 Employee Stock Purchase Plan, (the "ESPP") which was approved by the stockholders on August 6, 1996, to provide certain employees with an opportunity to purchase Common Stock through payroll deductions. The plan is a qualified plan under applicable IRS guidelines and certain highly compensated employees are excluded from participation. Under the ESPP, the purchase price of the Common Stock will equal 95% of the market price of the Common Stock immediately before the beginning of the applicable participation period. Each participation period is 6 months long. Once purchased the shares are restricted for 6 months. During fiscal 1997, 581 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions; dividend yield of 0%, an expected life of 6 months, expected volatility of 17%, and risk free interest rates of 5.5%. The weighted-average fair value of these purchase rights granted in fiscal 1997 was $2.27. During fiscal 1998, 2021 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions; dividend yield of 0%, an expected life of 6 months, expected volatility of 28%, and risk free interest rates of 5.3%. The weighted-average fair value of these purchase rights granted in fiscal 1998 was $4.85.

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




                      MANAGEMENT'S DISCUSSION AND ANALYSIS

CERTAIN FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include the statement relating to the ability to make required interest payments in the first sentence in the last paragraph under "Financing Activities" and the statements below under "Factors Affecting Future Operating Results." In addition, the Company may from time to time make oral forward looking statements. These forward looking statements are based on current expectations and entail various risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward looking statements as a result of a number of factors, including those set forth below under "Factors Affecting Future Operating Results." The following discussions titled "Annual Results of Operations" and "Liquidity and Capital Resources" should be read in conjunction with the condensed consolidated financial statements and related notes included elsewhere herein, the Company's annual report on Form 10-K, as well as the section below entitled "Factors Affecting Future Operating Results."

ANNUAL RESULTS OF OPERATIONS

NET SALES

Net sales in fiscal 1997 increased 6.7% to $195.3 million from $183.0 million earned in fiscal 1996 and increased an additional 20.9% to $236.1 million in fiscal 1998. Revenue grew consistently both domestically and internationally. Domestic sales increased 20.7% from 1997 to 1998 while international sales increased 21.4% in the same period. Growth came across all the Company's market segments and is attributed to growth in the distribution channels, substantial growth in small and large call centers, increased acceptance of headsets into the small office/home office market segments and new products. Domestic US sales were lead by a 50% increase in sales through retail channels, principally due to increased penetration of headsets into the office and home office market segments.

The Company's net sales to customers outside the United States, predominately in Europe, were $49.0, $59.6 and $72.4 million in fiscal 1996, 1997 and 1998, respectively, and accounted for 26.8%, 30.5% and 30.7%, respectively, of net sales in those periods. International sales grew more strongly in Europe, with sales increasing 24.6% year over year. Sales to customers in Asia, the Pacific Rim and South America grew by 8.5%, reflecting, in part, the impact of the Asian economic slowdown.

GROSS PROFIT

The Company's gross profit increased 9.0% from $96.1 million earned in fiscal 1996 to $104.7 million in fiscal 1997 and increased an additional 21.9% to $127.6 million in fiscal 1998. Gross profit as a percent of net sales was 52.5% in fiscal 1996, 53.6% in fiscal 1997 and 54.0% in fiscal 1998. The $31.5 million improvement in gross profit over the three year period primarily reflects the impact of additional revenues with the balance coming from improved manufacturing efficiencies and material and logistics cost reduction programs.

OPERATING EXPENSES

Operating expenses for the Company were $48.6 million or 26.5% of net sales in fiscal 1996, $54.4 million or 27.9% in fiscal 1997 and $65.2 million or 27.6% of net sales in fiscal 1998. Research and development increased by approximately $3 million in fiscal 1998 compared to fiscal 1997 due to the growth of the engineering development team in Europe and costs associated with new product development. Selling, general and administrative expenses increased by $7.8 million as compared to fiscal 1997 due principally to costs associated with higher sales volume worldwide, increases in market research and planned increases in general and administrative costs, including the Company's investment in a new business information system that was implemented in the first quarter of fiscal 1998.

INTEREST EXPENSE

Interest expense was $7.1 million in fiscal 1996, $7.1 million in fiscal 1997 and $7.0 million in fiscal 1998. Included in interest expense in fiscal 1996, fiscal 1997, and fiscal 1998 was $0.5 million, $0.5 million and $0.4 million, respectively, in non-cash deferred debt issuance costs related to the Senior Notes and revolving credit facility. Unamortized deferred debt costs related to the revolving credit facility and Senior Notes at March 31, 1998 were $1.0 million, which are being amortized over the remaining term of the debt.

FOREIGN CURRENCY

The Company's cash holdings are substantially US dollar denominated. However, the Company is exposed to certain foreign currency fluctuations. Historically, that risk has been primarily evident in Europe and Mexico. The source of currency risk in Europe is due to receivables denominated in local currency. This has been largely offset by payables denominated in local currency. This natural hedging approach has substantially limited the Company's net exposure to the effect of currency fluctuations and management believes additional hedging has not been merited. This strategy will require review as the Company may experience greater exposure to currency fluctuations as a result of its increasing international activities. In the fourth quarter of fiscal 1996, the company formed Plantronics B.V., a wholly owned subsidiary incorporated in the Netherlands. Administrative functions, particularly with respect to the Company's international sales, were transferred to Plantronics B.V. The Company now incurs local expenses in its Plantronics B.V. subsidiary in Dutch guilders and a smaller proportion of expenses in pound sterling, while recording no revenue in Dutch guilders.

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

In fiscal 1998, the impact of foreign currency on operations was an unfavorable ($0.2) million compared to a favorable $0.4 in fiscal 1997.

INCOME TAX EXPENSE

In fiscal 1996, fiscal 1997, and fiscal 1998 income tax expense was $16.3 million, $15.3 million and $18.4 million, respectively, representing an effective tax rate of 39%, 34% and 32%, respectively. The overall company-wide effective tax rate has been falling due to the faster relative increase of income in countries with tax rates lower than the United States.

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 1996 and 1997, liquidity was provided by $26.9 million and $34.6 million, respectively, from operating activities. The Company's principal source of liquidity in fiscal 1998 was $39.2 million of cash generated from operating activities. Cash and cash equivalents increased from $42.3 million at March 31, 1997 to $64.9 million at March 31, 1998.

The Company has a $20.0 million credit facility, including a $10.0 million letter of credit sub-facility, with a major bank. In the quarter ended March 31, 1997, the Company renegotiated the terms of its credit facility so that borrowings are no longer secured and ongoing fees and costs are substantially reduced. As of March 31, 1998, the Company had no cash borrowings under the revolving credit facility and had $2.3 million outstanding under the letter of credit subfacility.

OPERATING ACTIVITIES

In fiscal 1998, the $39.2 million in net cash generated from operating activities primarily resulted from $39.2 in net income.

INVESTING ACTIVITIES

Capital expenditures were $3.9 million in fiscal 1996, $8.2 million in fiscal 1997, and $5.9 million in fiscal 1998. The decrease in fiscal 1998 from fiscal 1997 was caused by the completion of a significant upgrade to the Company's business information systems which occurred primarily in fiscal 1997 and was completed in the first quarter of fiscal 1998.

FINANCING ACTIVITIES

During fiscal 1996, financing activities consisted of receipt of $0.8 million in stock option exercise proceeds. During fiscal 1997, the Company repurchased 701,226 shares of its Common Stock for $12.9 million and realized $1.8 million in proceeds from the exercise of stock options and $0.1 million from the sale of 5,084 shares of Treasury Stock. In fiscal 1998, the Company repurchased 317,600 shares of its Common Stock for $13.2 million, received $1.2 million in proceeds from the exercise of stock options and realized $1.3 million from the sale of 51,072 shares of Treasury Stock. For fiscal 1996, 1997, and 1998, aggregate interest expense (including current interest payable in cash, deferred interest payable in cash and amortization of debt issuance costs) was $7.1 million, $7.1 million and $7.0 million, respectively.

The Senior Notes that were issued during fiscal 1994, in the remaining principal amount of $65.1 million, bear interest, payable semiannually, at a rate of 10% per annum and mature on January 15, 2001. The Senior Notes are redeemable, at the Company's option, in whole or in part, any time after January 15, 1999. The Senior Note Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, issue preferred stock of subsidiaries, engage in transactions with affiliates, create liens, engage in mergers and consolidations, make certain asset sales or make certain investments. The Senior Note Indenture also provides that holders of the Senior Notes have the right to require the Company to repurchase their Senior Notes in the event of a "change in control" and certain various customary events of default.

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

FACTORS AFFECTING FUTURE OPERATING RESULTS

Plantronics participates in an increasingly volatile industry that is characterized by industry-wide competition for business. Industry participants confront aggressive pricing practices, continually changing customer demand patterns, growing competition from new market entrants, and increasingly rapid technological development. In accordance with the provisions of the Private Securities Litigation Reform Act of 1995, the cautionary statements set forth below discuss important factors that could cause actual results to differ materially from the projected results contained in any forward-looking statements in this report or otherwise made orally or in writing by the Company.

NEED TO SUCCESSFULLY DEVELOP NEW PRODUCTS AND MARKETS

The Company's net sales to date have been derived principally from the sale of lightweight communications headsets ("tops") and associated telephone adapter amplifier bases ("bottoms"). Historically, a substantial amount of the company's sales have been made through distributors to call center users such as telemarketing personnel, reservation agents, telephone operators and air traffic controllers. The Company has recently expanded its marketing efforts to sell lightweight communications headsets to the business, mobile and home office user market segments. The Company's product development efforts historically have been directed toward incremental enhancement of its existing products and development of new products that capitalize on its core technologies and thus expand the Company's product offerings to new user market segments. The success of new product introductions is dependent on several factors, including proper new product selection, timely completion and introduction of new product designs, cost-effective manufacture of such products, quality of new products and market acceptance. To be successful in the future, the Company must be able to develop new products, qualify these new products with its customers, successfully introduce these products to the market on a timely basis, and commence and sustain volume production to meet customer demands. Although the Company has attempted to determine the specific needs of these new market segments, there is no assurance that the Company's present and future products designed for these market segments will gain substantial market acceptance. As discussed below, even if the market segments develop and the Company's products meet the needs of the potential segment, there is no assurance that the Company can cost effectively manufacture such products.

COMPETITION

The Company encounters aggressive competition in all areas of its business activity. The Company competes primarily on the basis of technology, performance, price, quality, reliability, distribution, and customer service and support. As the Company develops new generations of products and enters new market segments, including the developing business, computer, mobile and home office user segments of the market, the Company anticipates that it may face additional competition from companies which currently do not offer communications headsets. Such companies may be larger, offer broader product lines and have substantially greater financial and other resources than the Company. Such competition could negatively affect pricing and gross margins. Although the Company has historically competed very successfully in the call center segment of the market, there can be no assurance that it will be able to continue its leadership position in that segment of the market or that the Company will be able to compete successfully in the previously defined new market segments.

DEMAND OF CHANGING TECHNOLOGIES

The technology of telephone headsets, both "tops" and "bottoms," has traditionally evolved slowly. Products have traditionally exhibited life cycles of three to five years before introduction of the next generation of products. Next generation products usually included stylistic changes and quality improvements but were based on similar technology. The Company believes that future changes in technology may come at a faster pace, particularly in the telephone, wireless telephone and computer uses in the business and home office market segments. In addition, in order to avoid product obsolescence, the Company will have to monitor technological changes in telephone and computer technologies, as well as users' demands for new technologies. The Company may experience fluctuations in manufacturing yields that can materially affect the Company's operations, particularly in the start-up phase of new products or new manufacturing processes. The Company's future success will be dependent in part on its ability to develop products that utilize new technologies and to introduce them successfully to the marketplace. Failure by the Company to keep pace with future technological changes could materially adversely affect the Company's revenues and operating results.

RISKS RELATED TO GROSS PROFIT

The Company's gross profit percentage is a function of the product mix sold in any period. Therefore, the gross profit percentage may fluctuate, affecting the Company's operating results. Factors such as unit volumes, obsolescence/surplus of inventory, heightened price competition, changes in channels of distribution, shortages and cost increases in supplies of component parts from vendors, and the availability and cost of labor, also may cause fluctuations in gross profit percentages.

NEED TO MATCH PRODUCTION TO DEMAND

Historically, the Company has seen steady increases in customer demand for its products and has generally been able to increase production to meet that demand. Demand for the Company's products is dependent on many factors and such demand is inherently difficult to forecast. Rapid increases in production levels could require expenditures that may negatively affect gross margins and may result in decreased manufacturing yields. Failure to balance demand and production could result in excesses or shortages of components and parts and excesses or shortages of manufacturing capacity. Failure to meet demand could result in the inability to meet customer expectations and adversely affect the Company's operations and operating results.

RELIANCE UPON SUPPLIERS

The Company's manufacturing operations primarily consist of assembly of components and subassemblies that Plantronics manufactures or purchases from a variety of sources. The cost, quality, and availability of such components are essential to the successful production of the Company's communications products. Most components and subassemblies used in the Company's manufacturing operations are obtained, or are reasonably available, from numerous sources. However, certain of its subassemblies and components are currently obtained only from single suppliers. The Company currently purchases those goods on a purchase order basis. The Company periodically experiences constrained supply of certain component parts and such constraints, if persistent, may adversely affect operating results until alternate sourcing can be developed. To date, the Company has experienced only minor interruptions in the supply of these components, none of which has adversely affected its operations. However, an interruption in supply from any of the Company's single source suppliers in the future could temporarily result in the Company's inability to deliver products on a timely basis, which in turn could adversely affect its operations.

IMPORTANCE OF PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS

The Company's success will depend in part on its ability to obtain patents and preserve other intellectual property rights covering the design and operation of its products. The Company currently holds certain patents and intends to continue to seek patents on its inventions when appropriate. The process of seeking patent protection can be lengthy and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that the Company's existing patents or any new patents issued will be of sufficient scope or strength or provide meaningful protection or any commercial advantage to the Company. The Company may be subjected to, or may initiate, litigation or patent office interference proceedings, which may require significant financial and management resources. The failure to obtain necessary licenses or other rights or the advent of litigation arising out of any such claims could have a material adverse effect on the Company's operations.

RISK ASSOCIATED WITH FOREIGN OPERATIONS AND SALES

Approximately 30.7% of the Company's net sales in fiscal 1998 were derived from customers outside the United States. In addition, the Company conducts substantially all of its headset assembly operations in its Mexican manufacturing facility and obtains most of the components of its products from various foreign suppliers. Offshore operations are subject to certain inherent risks, including delays in transportation, changes in governmental policies, taxes, tariffs and import/export regulations, political unrest, fluctuations in currency exchange rates and geographic limitations on management controls and reporting. There can be no assurance that the inherent risks of offshore operations, particularly in

Mexico, will not adversely affect the Company's business, operating results and financial condition in the future.

Although the Company generally transacts business internationally in United States currency, declines in the values of local currencies relative to the United States dollar in countries in which the Company sells its products could adversely affect the Company by resulting in less competitive pricing for the Company's products. Substantial increases in the values of local currencies relative to the United States dollar in countries in which the Company purchases components or assembles products could adversely affect the Company by increasing the cost of its products, decreasing margins or possibly requiring less competitive pricing because of resulting price increases. The Company does not currently engage in any hedging activities to mitigate exchange rate risks and to date has not been adversely affected by fluctuating currencies. To the extent that the Company is successful in increasing its sales to foreign customers, or to the extent that the Company increases its transactions in foreign currencies, the Company's results of operations could be adversely affected by exchange rate fluctuations.

DEPENDENCE UPON SENIOR MANAGEMENT

The Company believes that it has benefited substantially from the leadership of Robert S. Cecil, the Chairman of the Board and Chief Executive Officer of the Company, and the other current members of senior management, and that the loss of their services could have a material adverse effect on the Company's business and future operations. Although the Company has an employment agreement with Mr. Cecil, such agreement permits him to voluntarily terminate his employment at any time. In addition, although Mr. Cecil's agreement contains a five-year non-compete covenant which takes effect upon termination of his employment, such covenants are generally not enforceable under California law.

CONCLUSION

Because of the foregoing factors, as well as other variables affecting or which could affect the Company's operating results, past financial performance should not be considered a reliable indicator of future performance. Investors should not rely upon historical trends to anticipate results or trends in future periods.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Plantronics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Plantronics, Inc. and its subsidiaries at March 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

/s/ PRICE WATERHOUSE LLP


San Jose, California
April 17, 1998

BOARD OF DIRECTORS

Robert S. Cecil
Chairman of the Board and
Chief Executive Officer

Robert F.B. Logan
Private Investor

M. Saleem Muqaddam
Vice President
Citicorp Venture Capital, Ltd.

John Mowbray O'Mara
Management Consultant

Trude C. Taylor
Private Investor

J. Sidney Webb
Chairman of the Board
The Titan Corporation

David A. Wegmann
Private Investor

EXECUTIVE OFFICERS

Robert S. Cecil
Chairman of the Board and
Chief Executive Officer

S. Kenneth Kannappan
President and Chief Operating Officer

Benjamin Brussell
Vice President-Corporate
Development

C. Donald Cooper
Senior Vice President and Chief
Strategy Officer

Donald S. Houston
Senior Vice President-Sales

David Huddart
Senior Vice President-
Engineering and Technology

Farhad Kashani
Senior Vice President-Operations

John A. Knutson
Vice President-Legal, Senior General
Counsel and Secretary

H. Craig May
Senior Vice President-Marketing

Barbara V. Scherer
Senior Vice President-Finance and
Administration and Chief Financial
Officer

CORPORATE INFORMATION

Corporate Headquarters
337 Encinal Street
Santa Cruz, California 95060
Telephone: 408-426-6060
Fax: 408-426-6098
http://www.plantronics.com

Registrar and Transfer Agent
Boston EquiServe, L.P.
Shareholder Services
MailStop: 45-01-06
P.O. Box 644
Boston, Massachusetts 02102-0644

Independent Accountants
Price Waterhouse LLP
San Jose, California

Corporate Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, California

FORM 10-K

A copy of the Annual Report on Form
10-K filed with the Securities and
Exchange Commission that contains
additional information about the
Company may be obtained without
charge by writing to:
Investor Relations
Plantronics, Inc.
P.O. Box 1802
Santa Cruz, CA 95061-1802

MARKET FOR REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER
MATTERS

The Company's Common Stock, $.01
par value, has traded on the New
York Stock Exchange, under the
symbol "PLT," since the Company's
initial public offering on January
19, 1994. The initial offering
price was $6.25 per share.

The following table sets forth the
high and low daily sales prices for
the Common Stock for the Company's
1997 and 1998 fiscal years.

FY 1997             Low       High
First Quarter     $17 11/16  $20 1/4
Second Quarter    $18 1/2    $19 3/4
Third Quarter     $18 5/16   $22
Fourth Quarter    $21 1/2    $24 7/8

FY 1998             Low       High
First Quarter     $20 1/4    $25 3/16
Second Quarter    $25        $38 3/4
Third Quarter     $33 15/16  $41 7/16
Fourth Quarter    $39 1/4    $44 3/4

No cash dividends were declared or
paid during fiscal 1997 and fiscal
1998, and the Company has no
current intention to pay dividends.
As of March 31, 1998, there were
approximately 84 holders of record
of the Company's Common Stock.

PLANTRONICS WORLDWIDE OPERATIONS

Computer and Mobile Systems Division
345 Encinal Street
Santa Cruz, California 95060
Telephone: 408-426-5858
Fax: 408-458-7787


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

Plantronics GmbH
Mail: Postfach 7146
50342 Hurth, (Cologne) Germany
Telephone: 011-49-2233-932340
Fax: 011-49-2233-373274

Plantronics Hong Kong
Ste. 1111, Tower II
Silvercord Bldg., 30 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
Telephone: 011-852-2375-8480
Fax: 011-852-2377-0573

Plantronics International do Brasil LTDA
Rua Jesuino Arruda, 676-154
04532-082 Sao Paulo, SP Brazil
Telephone: 011-55-11-282-8759
Fax: 011-55-11-3064-5309

Plantronics K.K.
1-22-7, Naka-Cho, Musashino-shi
Tokyo 180, Japan
Telephone: 011-81-422-55-0805
Fax: 011-81-422-55-0806

Plantronics Limited
Interface Business Park
Bincknoll Lane
Wootton Bassett, Wiltshire
SN4 8QQ England
Telephone: 011-44-1793-848999
Fax: 011-44-1793-848853

Plantronics Nordic
Oskarsvagen 10
S-702 14 Orebro
Sweden
Telephone: 011-46-19-121930
Fax: 011-46-19-121933

Plantronics Pty Limited
Level 27
530 Collins St.
Melbourne, Victoria 3000 Australia

Plantronics Singapore
391 A Orchard Road
#12-01  Ngee Ann City, Tower A
Singapore 238873
Telephone: 011-65-838-5239
Fax: 011-65-235-1447

Plantronics Spain
Calle Orense 8
(Oficinas) First Floor
28020 Madrid, Spain
Telephone: 011-34-91-514-94-06
Fax: 011-34-91-514-94-66

Walker Equipment Division
4009 Cloud Springs Road
Ringgold, Georgia 30736
Telephone: 706-861-2212
Fax: 706-861-5069

Copyright (C) 1998, Plantronics, Inc.
All rights reserved. Printed in U.S.A.