Form 10-K, Exhibit 13
period 1999-03-27
PLANTRONICS INC /CA/
filed 1999-06-16
CIK 914025

                                                                      EXHIBIT 13


                               FINANCIAL CONTENTS




 9   CONSOLIDATED BALANCE SHEETS

10   CONSOLIDATED STATEMENTS OF OPERATIONS

11   CONSOLIDATED STATEMENTS OF CASH FLOWS

12   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

13   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24   REPORT OF INDEPENDENT ACCOUNTANTS

25   MANAGEMENT'S DISCUSSION AND ANALYSIS

30   SELECTED FINANCIAL DATA

31   CORPORATE OFFICERS AND INFORMATION

32   INVESTOR INFORMATION

                          Consolidated balance sheets



MARCH 31,

(IN THOUSANDS)                                                             1998              1999
---------------------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                              $  64,901        $  42,999
  Accounts receivable,net                                                   41,550           46,807
  Inventory                                                                 29,741           18,889
  Deferred income taxes                                                      2,130            3,159
  Other current assets                                                       1,774            7,880
                                                                                         ----------

     Total current assets                                                  140,096          119,734

Property,plant and equipment,net                                            21,255           20,323
Other assets                                                                 4,124            2,811
                                                                                         ----------

     Total assets                                                        $ 165,475        $ 142,868
                                                                                         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                       $   8,327        $   9,453
  Accrued liabilities                                                       26,629           33,475
  Income taxes payable                                                       6,381              510
                                                                                         ----------

     Total current liabilities                                              41,337           43,438

Deferred tax liability                                                       5,652           10,025
Long-term debt                                                              65,050               --
                                                                                         ----------

     Total liabilities                                                     112,039           53,463
                                                                                         ----------

Commitments and contingencies (note 8)

Stockholders' equity:
  Common stock,$0.01 par value per share;40,000 shares authorized,
     16,449 shares and 16,798 shares issued and outstanding                    174              185
  Additional paid-in capital                                                63,816           91,423
  Accumulated other comprehensive income                                      (891)            (891)
  Retained earnings                                                         15,355           69,559
                                                                                         ----------

                                                                            78,454          160,276

  Less: Treasury stock (common:963 and 1,669) at cost                      (25,018)         (70,871)
                                                                                         ----------

     Total stockholders' equity                                             53,436           89,405
                                                                                         ----------

     Total liabilities and stockholders' equity                          $ 165,475        $ 142,868
                                                                                         ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                          PLANTRONICS ANNUAL REPORT 1999  page 9

                      Consolidated statements of operations



FISCAL YEAR ENDED MARCH 31,

(IN THOUSANDS, EXCEPT EARNINGS PER SHARE)              1997             1998             1999
-----------------------------------------------------------------------------------------------
Net sales                                           $ 195,307        $ 236,112        $ 286,261
Cost of sales                                          90,567          108,514          125,698
                                                                                     ----------

  Gross profit                                        104,740          127,598          160,563
                                                                                     ----------

Operating expenses:
  Research,development and engineering                 14,503           17,543           19,521
  Selling,general and administrative                   39,898           47,682           57,528
                                                                                     ----------

     Total operating expenses                          54,401           65,225           77,049
                                                                                     ----------

Operating income                                       50,339           62,373           83,514
Interest expense,including amortization
  of debt issuance costs                                7,104            6,984            5,785
Interest income and other income,net                   (1,722)          (2,243)          (3,525)
                                                                                     ----------

Income before income taxes                             44,957           57,632           81,254
Income tax expense                                     15,286           18,443           26,001
                                                                                     ----------

Income before extraordinary item                       29,671           39,189           55,253
Extraordinary item--retirement of debt,
  net of taxes (note 4)                                    --               --            1,049
                                                                                     ----------

Net income                                          $  29,671        $  39,189        $  54,204
                                                                                     ==========

Net income per share:basic
  Income before extraordinary item                  $    1.75        $    2.38        $    3.33
  Extraordinary item                                       --               --             0.06
                                                                                     ==========

     Basic earnings per common share                $    1.75        $    2.38        $    3.27
                                                                                     ==========

Shares used in basic per share calculations            17,003           16,481           16,574
                                                                                     ==========

Net income per share:diluted
  Income before extraordinary item                  $    1.67        $    2.15        $    3.02
  Extraordinary item                                       --               --             0.06
                                                                                     ----------

     Diluted earnings per common share              $    1.67        $    2.15        $    2.96
                                                                                     ==========

Shares used in diluted per share calculations          17,792           18,223           18,282
                                                                                     ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


page 10  PLANTRONICS ANNUAL REPORT 1999

                      Consolidated statements of cash flows



FISCAL YEAR ENDED MARCH 31,

(IN THOUSANDS)                                                1997             1998             1999
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                 $  29,671        $  39,189        $  54,204
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization of property
       and equipment                                           2,935            3,632            4,738
     Deferred income taxes                                     2,789            4,746            3,344
     Provision for doubtful accounts                             (50)             455              574
     Other non-cash charges,net                                  649             (225)              --
  Changes in assets and liabilities:
     Accounts receivable                                       1,624           (5,024)          (5,831)
     Inventory                                                (2,035)          (9,699)          10,852
     Other current assets                                        318             (865)          (6,106)
     Other assets                                               (459)           1,113            1,313
     Accounts payable                                          1,194           (1,251)           1,126
     Accrued liabilities                                        (251)           6,188            6,846
     Income taxes payable                                     (1,769)             986           15,863
                                                                                             ---------

Cash provided by operating activities                         34,616           39,245           86,923
                                                                                             ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Capital expenditures                                        (8,195)          (5,917)          (3,806)
                                                                                             ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Retirement of long-term debt                                    --               --          (65,050)
  Purchase of treasury stock                                 (12,880)         (13,162)         (46,384)
  Proceeds from sale of treasury stock                            99            1,250            1,275
  Proceeds from exercise of stock options                      1,835            1,223            5,140
                                                                                             ---------

Cash provided by (used for) financing activities             (10,946)         (10,689)        (105,019)
                                                                                             ---------

Net increase (decrease) in cash and cash equivalents          15,475           22,639          (21,902)
Cash and cash equivalents at beginning of year                26,787           42,262           64,901
                                                                                             ---------

Cash and cash equivalents at end of year                   $  42,262        $  64,901        $  42,999
                                                                                             =========

Supplemental disclosures:
Cash paid for:
  Interest                                                 $   6,577        $   6,550        $   6,525
  Income taxes                                             $  14,192        $  12,439        $   7,913
  Extraordinary charge on retirement of debt                      --               --        $   1,301

Noncash operating and financing activities:
  Income tax benefit associated with stock options         $     597        $   4,279        $  21,734
  Write off of unamortized debt issuance costs                    --               --        $     390


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



                                         PLANTRONICS ANNUAL REPORT 1999  page 11

                Consolidated statements of stockholders' equity




                                    COMMON STOCK                       ACCUMULATED
                               ------------------------   ADDITIONAL      OTHER                                      TOTAL
                                                           PAID-IN    COMPREHENSIVE    RETAINED     TREASURY     STOCKHOLDERS'
                                 SHARES        AMOUNT      CAPITAL       INCOME        EARNINGS      STOCK          EQUITY
                               ---------------------------------------------------------------------------------------------
                                                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at March 31,1996       16,777,912   $       169  $    55,642   $      (891)  $   (53,505)  $        --   $     1,415
                               ---------------------------------------------------------------------------------------------

Stock option compensation
  amortization                         --            --          146            --            --            --           146
Exercise of stock options         284,442             2        1,832            --            --            --         1,834
Income tax benefit associated
  with stock options                   --            --          597            --            --            --           597
Purchase of treasury stock       (701,226)           --           --            --            --       (12,873)      (12,873)
Sale of treasury stock              5,084            --           --            --            --            92            92
Net income                             --            --           --            --        29,671            --        29,671

Balance at March 31,1997       16,366,212           171       58,217          (891)      (23,834)      (12,781)       20,882
                               ---------------------------------------------------------------------------------------------

Stock option compensation
  amortization                         --            --         (225)           --            --            --          (225)
Exercise of stock options         348,958             3        1,220            --            --            --         1,223
Income tax benefit associated
  with stock options                   --            --        4,279            --            --            --         4,279
Purchase of treasury stock       (317,600)           --           --            --            --       (13,162)      (13,162)
Sale of treasury stock             51,072            --          325            --            --           925         1,250
Net income                             --            --           --            --        39,189            --        39,189
                               ---------------------------------------------------------------------------------------------
Balance at March 31,1998       16,448,642           174       63,816          (891)       15,355       (25,018)       53,436
                               ---------------------------------------------------------------------------------------------

Exercise of stock options       1,056,093            11        5,129            --            --            --         5,140
Income tax benefit associated
  with stock options                   --            --       21,734            --            --            --        21,734
Purchase of treasury stock       (735,593)           --           --            --            --       (46,384)      (46,384)
Sale of treasury stock             29,301            --          744            --            --           531         1,275
Net income                             --            --           --            --        54,204            --        54,204
                               ---------------------------------------------------------------------------------------------
Balance at March 31,1999       16,798,443   $       185  $    91,423   $      (891)  $    69,559   $   (70,871)  $    89,405
                               =============================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

page 12 PLANTRONICS ANNUAL REPORT 1999

                   Notes to consolidated financial statements



note 1. THE COMPANY:

Plantronics, Inc. (the "Company"), introduced the first lightweight communications headset in 1962. Since that time, the Company has established itself as a world leading designer, manufacturer and marketer of lightweight communications headset products.


note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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


FISCAL YEAR

The Company's fiscal year end is the Saturday closest to March 31. For purposes of presentation, the Company has indicated its accounting year ending on March
31. Results of operations for fiscal years 1997, 1998 and 1999 each included 52 weeks.


CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of 90 days or less at the date of purchase to be cash equivalents. The Company's cash and cash equivalents consist of the following:


MARCH 31,

(IN THOUSANDS)                                            1998            1999
                                                         -------         -------
Cash                                                     $ 9,662         $ 7,427
Cash equivalents                                          55,239          35,572
                                                         -----------------------
   Cash and cash equivalents                             $64,901         $42,999
                                                         =======================


INVENTORY

Inventory is stated at the lower of cost, determined on the first-in, first-out method, or market.


DEPRECIATION AND AMORTIZATION

Depreciation and amortization of property, plant and equipment are principally calculated using the straight-line method over the estimated useful lives of the respective assets.


DEFERRED DEBT ISSUANCE COSTS

Debt issuance costs are assigned to the various debt instruments and amortized over the shorter of the terms of the respective debt agreements or the estimated period the debt will be outstanding.



                                          PLANTRONICS ANNUAL REPORT 1999 page 13

                   Notes to consolidated financial statements


REVENUE RECOGNITION

Revenue is recognized when products are shipped. Provision is made for estimated potential customer returns and warranty costs at the time of shipment.


CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Company's cash investment policies limit investments to those that are short-term and low risk. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.


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


FOREIGN OPERATIONS AND CURRENCY TRANSLATION

The Company has foreign assembly and manufacturing operations in Mexico, light assembly, research and development and sales and marketing in the United Kingdom, an international finance, customer service and logistics headquarters in the Netherlands, and sales offices in Canada, Asia, Europe, Australia and South America. For fiscal 1997, 1998 and 1999, the functional currency of all foreign operations was the US dollar. Accordingly, gains or losses arising from the translation of foreign currency statements and transactions are included in determining consolidated results of operations. Aggregate exchange gains (losses) for fiscal 1997, 1998 and 1999 were $0.4 million, ($0.2) million and ($0.2) million, respectively. Gains or losses arising from the translation of the United Kingdom statements prior to fiscal 1997 were recorded as a separate component of stockholders' equity and are presented as accumulated other comprehensive income.


COMPREHENSIVE INCOME

Effective April 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). The statement establishes presentation and disclosure requirements for reporting comprehensive income. Comprehensive income includes charges or credits to equity that are not the result of transactions with owners. Total comprehensive income was the same as net income for all periods presented.


SEGMENT REPORTING

In fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). The statement requires the Company to report certain information about operating segments in its annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers (see note 9).



page 14 PLANTRONICS ANNUAL REPORT 1999

                   Notes to consolidated financial statements


STOCK-BASED COMPENSATION

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

note 3. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS:


MARCH 31,

(IN THOUSANDS)                                                  1998            1999
--------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE:

   Accounts receivable from customers                         $ 43,302        $ 49,133
   Allowance for doubtful accounts                              (1,752)         (2,326)
                                                              ------------------------
                                                              $ 41,550        $ 46,807
                                                              ========================

INVENTORY:

   Finished goods                                             $ 13,224        $  9,425
   Work in process                                               4,431           1,461
   Purchased parts                                              12,086           8,003
                                                              ------------------------
                                                              $ 29,741        $ 18,889
                                                              ========================

 PROPERTY, PLANT AND EQUIPMENT:

   Land                                                       $  4,693        $  4,693
   Buildings and improvements (useful life 10-30 years)          9,486           9,923
   Machinery and equipment (useful life 2-8 years)              31,484          32,853
                                                              ------------------------

                                                                45,663          47,469
   Less accumulated depreciation                               (24,408)        (27,146)
                                                              ------------------------

                                                              $ 21,255        $ 20,323
                                                              ========================

ACCRUALS:

   Employee benefits                                            11,689          15,209
   Other                                                        14,940          18,266
                                                              ------------------------

                                                              $ 26,629        $ 33,475
                                                              ========================


                                          PLANTRONICS ANNUAL REPORT 1999 page 15

                   Notes to consolidated financial statements



note 4. DEBT:

During 1999, the Company retired $65.1 million of 10% subordinated debentures due in 2001. The Company paid a premium to debenture holders, and the transaction resulted in an extraordinary loss of approximately $1.0 million ($0.06 per diluted share), net of income tax benefits of $0.7 million. The transaction was paid out of available cash.

Effective November 30, 1998, the Company increased its revolving unsecured credit facility with Bank of America from $20.0 million to $30.0 million. The facility expires on November 29, 1999. The facility includes a $10.0 million letter-of-credit subfacility. Principal outstanding bears interest at the Company's choice of the Bank of America base rate, the offshore rate or a CD rate plus a margin ranging from 0.000% to 1.375%, depending on the rate choice and performance level ratios. There were no borrowings outstanding under the facility at March 31, 1999, however, at that date $2.3 million, associated with inventory purchases and other matters, was committed under the letter-of-credit subfacility. The revolving credit facility includes covenants relating to, among other things, the maintenance of a maximum net funded debt ratio, a minimum tangible net worth ratio and a minimum interest coverage ratio. The Company was in compliance with the terms of the covenants as of March 31, 1999.

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


note 5. COMMON AND TREASURY STOCK:

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

On January 8, 1999, the Company filed with the Securities Exchange Commission a Registration Statement on Form S-3 for the sale by certain stockholders in an underwritten offering of 1,250,000 shares of Common Stock. Plantronics did not receive any proceeds from this offering, other than approximately $0.8 million (net of offering expenses) received upon the exercise of options to purchase 443,548 shares of Common Stock by two of the stockholders selling in the offering. The offering increased outstanding shares by 443,548.

During fiscal 1999, the Board of Directors authorized the Company to repurchase a total of 1,000,000 shares of Common Stock. During fiscal 1999, the Company repurchased 735,593 shares of its Common Stock in the open market at a total cost of $46.4 million and 29,301 shares for proceeds of $1.3 million were reissued through employee benefit plans.



page 16 PLANTRONICS ANNUAL REPORT 1999

                   Notes to consolidated financial statements



note 6. INCOME TAXES:
Income tax expense for fiscal 1997, 1998 and 1999 consisted of the following:


FISCAL YEAR ENDED MARCH 31,

(IN THOUSANDS)                         1997              1998              1999
--------------------------------------------------------------------------------
Federal
   Current                           $ 8,744           $10,109           $18,127
   Deferred                            2,789             4,746             3,344
State                                  1,854             1,472             1,943
Foreign                                1,899             2,116             2,587
                                     -------------------------------------------
                                     $15,286           $18,443           $26,001
                                     ===========================================

Pre-tax earnings of the foreign subsidiaries were $8.2 million, $15.7 million and $24.5 million for fiscal years 1997,1998 and 1999, respectively. Cumulative earnings of foreign subsidiaries that have been permanently reinvested as of March 31, 1999 totaled $22.5 million.

The following is a reconciliation between statutory federal income taxes and the total provision for taxes on pre-tax income:

FISCAL YEAR ENDED MARCH 31,

(IN THOUSANDS)                                      1997            1998            1999
------------------------------------------------------------------------------------------
Tax expense at statutory rate                     $ 15,735        $ 20,171        $ 27,847
Foreign operations taxed at different rates           (971)         (4,364)         (3,609)
State taxes, net of federal benefit                  1,204           1,476           1,263
Other, net                                            (682)          1,160             500
                                                  ----------------------------------------
                                                  $ 15,286        $ 18,443        $ 26,001
                                                  ========================================

Deferred tax liabilities (assets) represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

MARCH 31,

(IN THOUSANDS)                                           1998            1999
-------------------------------------------------------------------------------
Deferred gains on sales of properties                  $  2,476        $  2,413
Deferred state tax                                          314             793
Unremitted earnings of certain subsidiaries               5,749           7,249
Other deferred tax liabilities                            1,111           1,200
                                                       ------------------------
   Gross deferred tax liabilities                         9,650          11,655
                                                       ------------------------
Accruals and other reserves                              (5,670)         (4,122)
Other deferred tax assets                                  (458)           (667)
                                                       ------------------------
   Gross deferred tax assets                             (6,128)         (4,789)
                                                       ------------------------
Total net deferred tax liabilities                     $  3,522        $  6,866
                                                       ========================



                                          PLANTRONICS ANNUAL REPORT 1999 page 17

                   Notes to consolidated financial statements


note 7. EMPLOYEE BENEFIT PLANS:

Subject to eligibility requirements, substantially all domestic employees participate in quarterly cash, annual cash and annual deferred profit sharing plans. All other employees, with the exception of direct labor in Mexico, participate in quarterly cash profit sharing plans. Domestic employees also have the option of participating in a salary deferral plan qualified under Section 401(k) of the Internal Revenue Code. The Quarterly Profit Sharing Plan benefits are paid on the basis of profitability and the relationship of each participating employee's base salary as a percent of the total base salaries of all participants. The percent of profit distributed to employees varies by location. The Annual Profit Sharing Plan benefits are based on 10% of the Company's results of operations before interest and taxes, adjusted for other items, minus quarterly profit sharing cash distributions and administrative expenses, and are allocated to employees based on the relationship of each participating employee's base salary as a percent of all participants' base salaries. The Annual Profit Sharing Plan distributions include a cash distribution and a tax deferred distribution made to individual accounts of participants held in trust. The deferred portion is subject to a two year vesting schedule based on an employee's date of hire. Total annual and quarterly profit sharing contributions were $5.5 million, $6.9 million and $9.4 million for fiscal 1997, 1998 and 1999, respectively.


note 8. COMMITMENTS AND CONTINGENCIES:

MINIMUM FUTURE RENTAL PAYMENTS

The Company leases certain equipment and facilities under operating leases expiring in various years through and after 2004. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of March 31, 1999:


FISCAL YEAR ENDING MARCH 31,

(IN THOUSANDS)                                                            AMOUNT
--------------------------------------------------------------------------------
2000                                                                      $1,234
2001                                                                         947
2002                                                                         427
2003                                                                         412
2004                                                                         410
Thereafter                                                                 4,510
                                                                          ------
Total minimum future rental payments                                      $7,940
                                                                          ======


Rent expense for operating leases was approximately $1.1 million in fiscal 1997, $1.3 million in fiscal 1998 and $1.1 million in fiscal 1999.


EXISTENCE OF RENEWAL OPTIONS

Certain operating leases provide for renewal options for periods from one to three years. In the normal course of business, operating leases are generally renewed or replaced by other leases.


CLAIMS AND LITIGATION

In the opinion of management, litigation, contingent liabilities and claims against the Company arising in the ordinary course of business are not expected to involve any judgments or settlements which would be material to the Company's consolidated financial condition or results of operations.



page 18 PLANTRONICS ANNUAL REPORT 1999

                   Notes to consolidated financial statements


note 9. SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION:

The Company adopted SFAS No. 131 in fiscal 1999 which changes the way the Company reports information about its operating segments.


OPERATING SEGMENT

The Company organizes the reporting segments based on geographic areas. The nature of products, (telecommunications equipment), development, manufacturing, marketing and servicing are similar in each geographic area. The Company evaluates segment performance based on profit or loss from operations before interest expense, foreign exchange gains and losses and income taxes. No one customer accounted for 10% or more of total revenue from consolidated sales for fiscal year 1997, 1998 or 1999.


GEOGRAPHIC SEGMENTS

In geographical reporting, revenues are attributed to the geographical location of the sales and service organizations. Costs directly and indirectly incurred in generating revenues are similarly assigned.


FISCAL YEAR ENDED MARCH 31,

(IN THOUSANDS)                                    1997           1998           1999
--------------------------------------------------------------------------------------
NET REVENUES FROM UNAFFILIATED CUSTOMERS:

   United States                                $135,664       $164,074       $198,910
   International                                  59,643         72,038         87,351
                                                --------------------------------------
                                                $195,307       $236,112       $286,261
                                                ======================================
Intersegment revenues                           $ 47,952       $ 80,421       $ 92,141
                                                --------------------------------------

OPERATING PROFIT:

   United States                                $ 36,718       $ 45,051       $ 63,169
   International                                  13,621         17,322         20,345
                                                --------------------------------------
                                                $ 50,339       $ 62,373       $ 83,514
                                                ======================================
LONG LIVED ASSETS:

   United States                                $ 97,138       $121,627       $ 76,339
   International                                  30,103         43,848         66,529
                                                --------------------------------------
                                                $127,241       $165,475       $142,868
                                                ======================================


The geographical reporting classification reflects the international restructuring completed in fiscal 1997. The establishment of Plantronics B.V. changed the ownership of inventory and the methodology of intersegment revenues. Intersegment revenues are from Plantronics B.V. to the US and are at arms length prices sufficient to recover a reasonable profit.



                                          PLANTRONICS ANNUAL REPORT 1999 page 19

                   Notes to consolidated financial statements



note 10. STOCK OPTION PLANS AND STOCK PURCHASE PLANS:

STOCK OPTION PLAN

In September 1993, the Board of Directors approved the PI Parent Corporation 1993 Stock Plan (the "1993 Stock Plan"). Under the 1993 Stock Plan, 5,459,242 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) are reserved for issuance to employees and consultants of the Company, as approved from time to time by the Compensation Committee of the Board of Directors. The reserved shares include 980,000 shares in 1997 and 1,300,000 in 1999, which were authorized by the Board of Directors and approved by the stockholders for issuance in 1997 and 1999 respectively. The 1993 Stock Plan, which has a term of ten years, provides for incentive as well as nonqualified stock options to purchase shares of Common Stock. The Board of Directors may terminate the 1993 Stock Plan at any time at its discretion.

Incentive stock options may not be granted at less than 100% of the estimated fair market value, as determined by the Board of Directors, of the Company's Common Stock at the date of grant and the option term may not exceed 10 years. For holders of 10% or more of the total combined voting power of all classes of the Company's stock, incentive stock options may not be granted at less than 110% of the estimated fair market value of the Common Stock at the date of grant and the option term may not exceed five years. Nonqualified stock options may be granted at less than fair market value. Options generally vest over four years.


DIRECTORS' STOCK OPTION PLAN

In September 1993, the Board of Directors adopted a Directors' Stock Option Plan (the "Directors' Option Plan") and reserved 40,000 shares of Common Stock for issuance to non-employee directors of the Company. An additional 20,000 shares were authorized for issuance in 1997 under the Directors' Option Plan, pursuant to Board of Directors' and stockholder approval. The Directors' Option Plan provides that each non-employee director shall be granted an option to purchase 4,000 shares of Common Stock on the later of the effective date of the Company's initial public offering or the date on which the person becomes a director. Thereafter, each non-employee director shall be granted an option to purchase 1,000 shares of Common Stock each year. At the end of fiscal 1999, options for 48,500 shares of Common Stock were outstanding under the Directors' Option Plan. All options were granted at fair market value and generally vest over a four-year period.



page 20 PLANTRONICS ANNUAL REPORT 1999

                   Notes to consolidated financial statements


Stock option activity under the 1993 Stock Plan and the Directors' Stock Option Plan are as follows:


                                                         OPTIONS OUTSTANDING
                                      SHARES          --------------------------
                                     AVAILABLE             WEIGHTED AVERAGE
                                     FOR GRANT         SHARES            PRICE
--------------------------------------------------------------------------------
Balance at March 31, 1996              58,754         2,783,282        $    4.52
   Options Authorized               1,000,000
   Options Granted                   (631,588)          631,588        $   19.80
   Options Exercised                                   (284,442)       $    6.45
   Options Cancelled                  111,048          (111,048)       $    6.49

Balance at March 31, 1997             538,214         3,019,380        $    7.46
   Options Granted                   (654,500)          654,500        $   27.37
   Options Exercised                                   (348,958)       $    3.49
   Options Cancelled                  233,010          (233,010)       $   18.53
                                   ---------------------------------------------

Balance at March 31, 1998             116,724         3,091,912        $   11.29
   Options Authorized               1,300,000
   Options Granted                   (666,000)          666,000        $   55.75
   Options Exercised                                 (1,056,093)       $    4.91
   Options Cancelled                  184,445          (184,445)       $   18.55

Balance at March 31, 1999             935,169         2,517,374        $   25.19
                                   ---------------------------------------------

Exercisable at March 31, 1999                         1,293,104
                                                      =========

Significant option groups outstanding at March 31, 1999 and related weighted average prices and lives are as follows:


                               OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------------------------------------
                            NUMBER              WEIGHTED                              NUMBER
                         OUTSTANDING            AVERAGE             WEIGHTED       EXERCISABLE           WEIGHTED
RANGE OF                    AS OF              REMAINING            AVERAGE           AS OF              AVERAGE
EXERCISE PRICE          MARCH 31, 1999      CONTRACTUAL LIFE    EXERCISE PRICE   MARCH 31, 1999      EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------
$ 0.90-$ 0.90              292,216                4.50           $    0.90           292,216            $    0.90
  2.74- 17.44              716,102                5.31                7.14           685,190                 6.69
 18.44- 21.06              519,093                7.82               19.74           234,849                19.61
 21.13- 59.75              693,213                8.91               41.69            80,849                27.94
 61.13- 81.25              297,000                9.60               63.41                 0                 0.00
-------------------------------------------------------------------------------------------------------------------
$ 0.90-$81.25            2,517,374                7.23           $   25.16         1,293,104            $    9.06
===================================================================================================================



                                          PLANTRONICS ANNUAL REPORT 1999 page 21

                   Notes to consolidated financial statements


FAIR VALUE DISCLOSURES


All options in fiscal 1997, 1998 and 1999 were granted at an exercise price equal to the fair market value of the Company's Common Stock at the date of grant. The weighted average fair value at date of grant for options granted during 1997, 1998 and 1999 were $6.34, $9.79 and $25.25 per share, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following assumptions for 1997: dividend yield of 0%, an expected life of 5 years, expected volatility of 17% and risk free interest rate of 6.6%. For 1998 the assumptions were: dividend yield of 0%, an expected life of 5 years, expected volatility of 28% and risk free interest rate of 5.6%. For 1999 the assumptions were:dividend yield of 0%, an expected life of 5.6 years, expected volatility of 39% and risk free interest rate of 5.3%.

Volatility is a measure of the amount by which a price has fluctuated over a historical period. The higher the volatility, the more the returns on the stock can be expected to vary. The risk free interest rate is the rate on a US Treasury bill or bond that approximates the expected life of the option.

Had compensation expense for the Company's stock-based compensation plans been determined based on the methods prescribed by SFAS No. 123, the Company's net income and net income per share would have been as follows:


FISCAL YEAR ENDED MARCH 31,

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)              1997             1998             1999
-----------------------------------------------------------------------------------------------
Net income:
   As reported                                     $   29,671       $   39,189       $   54,204
   Pro forma                                       $   29,044       $   37,381       $   51,771

Net income per share:
   As reported                                     $     1.67       $     2.15       $     2.96
   Pro forma                                       $     1.63       $     2.05       $     2.83



page 22 PLANTRONICS ANNUAL REPORT 1999

                   Notes to consolidated financial statements



EMPLOYEE STOCK PURCHASE PLAN

On April 23, 1996 the Board of Directors of the Company approved the 1996 Employee Stock Purchase Plan,(the "ESPP") which was approved by the stockholders on August 6, 1996, to provide certain employees with an opportunity to purchase Common Stock through payroll deductions. The plan is a qualified plan under applicable IRS guidelines and certain highly compensated employees are excluded from participation. Under the ESPP, the purchase price of the Common Stock will equal 95% of the market price of the Common Stock immediately before the beginning of the applicable participation period. Each participation period is six months long. Once purchased the shares are restricted for six months. During fiscal 1997, 581 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions:dividend yield of 0%, an expected life of six months, expected volatility of 17%, and risk free interest rate of 6.6%. During fiscal 1998, 2,021 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions:dividend yield of 0%, an expected life of six months, expected volatility of 28%, and risk free interest rate of 5.6%. The weighted-average fair value of these purchase rights granted in fiscal 1998 was $4.85. During fiscal 1999, 2,531 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions:dividend yield of 0%, an expected life of six months, expected volatility of 39%, and risk free interest rate of 4.6%. The weighted-average fair value of these purchase rights granted in fiscal 1999 was $5.92.


SENIOR EXECUTIVE STOCK OWNERSHIP PLAN

In November, 1996 the Board of Directors approved a Senior Executive Stock Purchase Plan, effective January 1, 1997, to encourage ownership of the Company's Common Stock by senior executives. This is a voluntary plan in which executives are encouraged to participate and achieve a target ownership over a five year period in annual increments of 20% or more. The target ownership is equal to two times the Chief Executive Officer's base salary and one times the individual Vice Presidents' base salary. To encourage participation, the Company will sell the Company's Treasury Stock to executives under this voluntary purchase program. The price will be equal to the greater of: 95% of the price set by the Board of Directors on an annual basis or 85% of the fair market value of the stock on the date of transaction. The various vehicles that are available to executives to obtain ownership of the Company's stock are as follows: 401 (k) Plan contributions, personal IRA account purchases, Deferred Compensation Plan contributions, outright purchase of stock or exercising and holding vested stock options. The discounted price is not applicable to exercising and holding of vested stock options.



                                          PLANTRONICS ANNUAL REPORT 1999 page 23

                        Report of independent accountants


To the Board of Directors and Stockholders of Plantronics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Plantronics, Inc. and its subsidiaries at March 31, 1998 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

San Jose, California
April 16, 1999



page 24 PLANTRONICS ANNUAL REPORT 1999

                     Management's discussion and analysis of
                  financial condition and results of operations


CERTAIN FORWARD-LOOKING INFORMATION:

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, the statements that (i) we expect interest expenses in future periods to be minimal discussed in the last sentence of the paragraph below titled "Interest Expense" under Annual Results of Operations; (ii) cash from operations and available borrowings will be sufficient to fund operations for the next 12 months discussed in the final paragraph of the section titled "Liquidity" under Financial Condition; (iii) we expect that the repurchase of Senior Notes will increase diluted earnings per share by approximately $0.10 on an annual pro forma basis discussed in the final paragraph in the section titled "Financing Activities" under Financial Condition; and (iv) the Year 2000 readiness statements set out in various paragraphs under Year 2000, including the expected Year 2000 compliance of our information systems and applications by June 1999, the expected Year 2000 certifications from our principal suppliers and customers by July 1999 and August 1999, respectively, our belief that there will be no material impact of Year 2000 problems due to failures of our systems or those of third parties with whom we do business, and the expectation that we will substantially complete our contingency planning by July 1999. In addition, the Company may from time to time make oral forward-looking statements. These forward-looking statements are based on current expectations and entail various risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth below under "Risk Factors Affecting Future Operating Results" set forth in the Company's Annual Report on Form 10-K filed with the Securities Exchange Commission on or before June 25, 1999. The following discussions titled "Results of Operations" and "Financial Condition" should be read in conjunction with those risk factors, the consolidated financial statements and related notes included elsewhere herein, and the discussion and additional disclosures in our Annual Report on Form 10-K.


ANNUAL RESULTS OF OPERATIONS

Net Sales. Net sales in fiscal 1999 increased 21.2% to $286.3 million compared to $236.1 million in fiscal 1998, which in turn increased 20.9% compared to fiscal 1997 net sales of $195.3 million. Both domestic and international sales contributed to the growth in net sales. Domestic sales increased 21.2% to $198.9 million in fiscal 1999, compared to an increase of 20.9% to $164.1 million in fiscal 1998 compared to the prior year. Domestic sales growth occurred in all our sales channels, with the largest percentage increases coming in the retail and Original Equipment Manufacturer ("OEM") channels.

International sales in fiscal 1999 increased 21.3% to $87.4 million compared to $72.0 million in fiscal 1998, which in turn increased 20.8% compared to the prior year. Most of the growth in fiscal 1999 occurred in Europe, with sales in the Asia Pacific/Latin America region and Canada growing at a slower rate. International sales in fiscal 1999, 1998 and 1997 have accounted for approximately 30.5% of total net sales in each of these periods.

Gross Profit. Gross profit in fiscal 1999 increased 25.8% to $160.6 million (56.1% of net sales), compared to $127.6 million (54.0% of net sales) in fiscal 1998. Gross profit in fiscal 1998 increased 21.8% compared to gross profit of $104.7 million (53.6% of net sales) in fiscal 1997. The increases in gross profit as a percent of net sales in the last two fiscal years mainly reflect reductions in product costs through design and manufacturing efficiencies and by obtaining lower costs from our suppliers.


                                          PLANTRONICS ANNUAL REPORT 1999 page 25

                     Management's discussion and analysis of
                  financial condition and results of operations


Research,  Development and Engineering

Research, development and engineering expenses in fiscal 1999 increased 11.3% to $19.5 million (6.8% of net sales), compared to $17.5 million (7.4% of net sales) in fiscal 1998. Research, development and engineering expenses in fiscal 1998 increased 21.0% compared to $14.5 million (7.4% of net sales) in fiscal 1997. The increase in these expenses reflects continued investment in new product development and technologies.


Selling, General and Administrative

Selling, general and administrative expenses in fiscal 1999 increased 20.6% to $57.5 million (20.1% of net sales), compared to $47.7 million (20.2% of net sales) in fiscal 1998. Selling, general and administrative expenses in fiscal 1998 increased 19.5% compared to $39.9 million (20.4% of net sales) in fiscal 1997. Increases in expenses in fiscal 1999 were primarily from costs associated with the expansion of sales programs and higher worldwide sales and related variable expenses, such as sales commissions and employee profit sharing. General and administrative expenses also increased due to the addition of two senior corporate executive positions.


Operating Income

Operating income in fiscal 1999 increased 33.9% to $83.5 million (29.2% of net sales), compared to $62.4 million (26.4% of net sales) in fiscal 1998. Operating income in fiscal 1998 increased 23.9% compared to $50.3 million (25.8% of net sales) in fiscal 1997. The increase in operating income over the past two fiscal years was primarily due to:(i) higher net sales, (ii) the increase in gross margin and (iii) a concerted effort to limit the growth of operating expenses relative to sales growth.


Interest Expense

Interest expense in fiscal 1999 decreased 17.2% to $5.8 million, compared to $7.0 million in fiscal 1998, which in turn decreased 1.7% from $7.1 million in fiscal 1997. Interest expense for all periods reported principally represents interest payable on our 10% Senior Notes Due 2001 (Senior Notes) which were redeemed on January 15, 1999. The early redemption of these Senior Notes was the reason for the decrease in interest expense in fiscal 1999, and we expect interest expense to be minimal in fiscal 2000.


Interest and Other Income

Interest and other income in fiscal 1999 increased 57.2% to $3.5 million compared to $2.2 million in fiscal 1998, which in turn increased 30.3% compared to $1.7 million in fiscal 1997. The increases were primarily attributable to interest income derived from increases in cash and cash equivalents.


Income Tax Expense

In fiscal 1999, fiscal 1998 and fiscal 1997, income tax expense was $26.0 million, $18.4 million and $15.3 million, respectively, representing effective tax rates of 32% in fiscal 1999 and fiscal 1998 with a 34% effective tax rate in fiscal 1997. The decrease in the overall rate from fiscal 1997 was due to the faster relative increase in income in countries with tax rates lower than the United States.


FINANCIAL CONDITION

Liquidity

As of March 31, 1999, we had working capital of $76.3 million, including $43.0 million of cash and cash equivalents, compared with working capital of $98.8 million, including $64.9 million of cash and cash equivalents, as of March 31, 1998. During the fiscal year ended March 31, 1999, we generated $86.9 million of cash from operating activities, due primarily to $54.2 million in net income, decreases of $10.9 million in inventory, $6.8 million in accrued liabilities and the income tax benefit associated with the exercise of options of $21.7 million. In comparison, we generated $39.2 million in cash from operating activities for the fiscal year ended March 31, 1998, due mainly to $39.2 million in net income and increases of $6.2 million in accrued liabilities, partially offset by increases of $9.7 million in inventory and $5.0 million in accounts receivable.


page 26 PLANTRONICS ANNUAL REPORT 1999

                     Management's discussion and analysis of
                  financial condition and results of operations



We have a $30.0 million revolving credit facility, including a $10.0 million letter-of-credit subfacility, with a major bank, both of which expire in November 1999. As of March 31, 1999, we had no cash borrowings under the revolving credit facility and $2.3 million outstanding under the letter-of-credit subfacility. The amounts outstanding under the letter-of-credit subfacility were principally associated with purchases of inventory. The terms of the credit facility contain covenants that materially limit our ability to incur debt, make capital expenditures and pay dividends, among other matters.

After giving effect to the redemption of the Senior Notes, we believe that our current cash balance and cash to be provided by operations, together with available borrowing capacity under our revolving credit facility and letter-of-credit subfacility, will be sufficient to fund operations for at least the next 12 months.


Investing Activities

Capital expenditures of $3.8 million in the fiscal year ended March 31, 1999 were incurred principally in tooling to expand manufacturing capacity and investments in computer and telephone equipment.


Financing Activities

In the fiscal year ended March 31, 1999, we sold 29,301 shares of our treasury stock for approximately $1.3 million and repurchased 735,593 shares of our Common Stock for approximately $46.4 million. As of March 31, 1999, we remained authorized to repurchase approximately 452,407 shares under all repurchase plans.

We received $5.1 million in proceeds from the exercise of stock options during the fiscal year ended March 31, 1999. In July 1998, our stockholders approved an increase of 1,300,000 shares of Common Stock issuable under our 1993 Stock Plan (the "1993 Stock Plan"). This increased the maximum aggregate number of shares that may be optioned and sold under the 1993 Stock Plan to 5,459,242 shares.

Effective January 15, 1999, we repurchased all of our Senior Notes. The transaction resulted in a net extraordinary charge of approximately $1.0 million, or approximately $0.06 per diluted share, in the fourth quarter of fiscal 1999. Based on current interest rates and the alternative of investing the cash, we expect the transaction to increase diluted earnings per share by approximately $0.10 on an annual pro forma basis.


YEAR 2000

State of Readiness

Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, many computer and other electronic applications and systems could fail or create erroneous results when addressing dates on and after January 1, 2000. Our products do not address or utilize dates in their operation, and, accordingly, our products should not fail due to the year 2000 problem. However, we use and depend on information technology systems (including business information computer systems and design and manufacturing computer systems) and other machinery and equipment that include embedded date sensitive technology. We also depend on the proper functioning of date sensitive electronic systems of third parties, such as customers and suppliers. The failure of any of these systems to appropriately interpret the year 2000 could have a material adverse effect on our business, financial condition and results of operations. We are undertaking efforts to ensure that our business systems and those of our suppliers and customers are compliant with the requirements of the year 2000.


                                          PLANTRONICS ANNUAL REPORT 1999 page 27

                     Management's discussion and analysis of
                  financial condition and results of operations



We have established a worldwide year 2000 task force, led by an Executive Steering Committee of our senior management, including representatives of each of our operating organizations and corporate functions, to oversee and regularly review the status of our year 2000 compliance plan. Through our year 2000 task force, we are proceeding with implementation of a formal year 2000 compliance program. The compliance program addresses three key elements: (i) internal infrastructure, addressing internal hardware and software and non-information technology systems; (ii) supplier readiness, addressing the preparedness of our suppliers of goods and services; and (iii) customer readiness, addressing the preparedness of our customer support and the preparedness of our customers to transact business with us. In each of those compliance areas, we are systematically performing a global risk assessment, conducting testing, implementing upgrades, communicating with and assisting suppliers and customers in raising awareness of the year 2000 issues and developing contingency plans to mitigate known and unknown year 2000 risks. The status of our compliance efforts in those three areas is set forth below:


Internal Infrastructure

We are assessing all internal applications and computer software and hardware. Our key business information systems have been made year 2000 compliant. Resources have been assigned to address other applications, such as product testing and product design hardware and software, based upon our determination of how critical each of those systems is to our business operations and the time required to bring them into full year 2000 compliance. We currently expect that all our critical business information systems and other critical applications will be fully year 2000 compliant by June 1999.


Supplier Readiness

This program focuses on minimizing the risks associated with supplier year 2000 issues in two areas: (i) the suppliers' business capability to continue providing products and services in and after the year 2000 and (ii) the year 2000 readiness of products supplied to us for our use. Requests for information and certification of compliance have been and are being sent to our principal and critical suppliers. The year 2000 task force is monitoring responses from suppliers and following up where necessary and appropriate. We expect that we will have certification from our principal and critical suppliers of goods and services by July 1999.


Customer Readiness

This program focuses on ensuring that customers are aware of the year 2000 issues and that customers are capable of placing orders for our products, receiving products ordered and paying our invoices for products sold and delivered. Requests for information and certification of year 2000 compliance have been sent to our major customers. The year 2000 task force will follow up with customers where necessary and appropriate. We expect that we will have certification from our principal customers by August 1999.


Costs to Address Year 2000 Issues

We currently estimate that the aggregate cost of our year 2000 compliance efforts will be approximately $1.2 million, of which approximately $0.7 million has been incurred to date. The costs consist principally of (i) fees paid to outside consultants and software programmers, (ii) purchase of telephone PBX systems which require upgrades to be year 2000 compliant and (iii) purchase of software and software upgrades to meet the year 2000 issue. The funds expended and to be expended are being funded through operating cash flows. Approximately $0.5 million of the total cost, related to the purchase of fixed assets, will be capitalized, with the balance expensed as incurred.



page 28 PLANTRONICS ANNUAL REPORT 1999

                     Management's discussion and analysis of
                  financial condition and results of operations


Risks of the Year 2000 Issues

We currently believe that our internal year 2000 compliance efforts will be successful and there will be no material impact to us by reason of the failure or malfunction of any systems owned or operated by us or third parties with whom we do business. However, our year 2000 program may not be effective or we may not be able to implement it in a timely and cost-effective manner. Our year 2000 efforts may not, therefore, ensure against disruptions caused by the approach or advent of the year 2000. The year 2000 problem is potentially very widespread, and it is not possible to determine all the potential risks that we may face. Our inability to remedy our own year 2000 problems or the failure of third parties to do so may cause business interruptions or shutdowns, financial loss, regulatory actions, harm to our reputation and exposure to liability.


Contingency Plans

We are developing contingency plans to mitigate the potential disruptions that may result from the year 2000 issue. We expect to substantially complete our contingency planning by July 1999. These plans may include identifying and securing alternate suppliers of components, containers, packaging materials and utilities; adjusting manufacturing facility production, shutdown and start-up schedules; stockpiling of critical inventory components and other measures considered appropriate by management. Once developed and approved, contingency plans, and the related cost estimates, will be continually refined as additional information becomes available.



                                          PLANTRONICS ANNUAL REPORT 1999 page 29

                             Selected financial data



FISCAL YEAR ENDED MARCH 31,

(IN THOUSANDS, EXCEPT EARNINGS PER SHARE)            1995           1996           1997           1998           1999
------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Net sales                                           $169,923       $182,959       $195,307       $236,112       $286,261
Income before extraordinary item                      20,808         25,470         29,671         39,189         55,253
Extraordinary item, net of taxes                          --             --             --             --          1,049
Net income                                          $ 20,808       $ 25,470       $ 29,671       $ 39,189       $ 54,204
                                                    --------------------------------------------------------------------

Diluted net income per common share:
  Income before extraordinary item$                     1.19       $   1.42       $   1.67       $   2.15       $   3.02
  Extraordinary item,net of taxes                         --             --             --             --           0.06
  Net income                                        $   1.19       $   1.42       $   1.67       $   2.15       $   2.96
  Shares used in diluted
  per share calculations                              17,512         17,964         17,792         18,223         18,282

FISCAL YEAR ENDED MARCH 31,

(IN THOUSANDS)                                        1995           1996           1997           1998           1999
                                                    --------       --------       --------       --------       --------
BALANCE SHEET DATA
Total assets                                        $ 74,855       $108,661       $127,241       $165,475       $142,868
Long-term debt                                        65,050         65,050         65,050         65,050             --


QUARTER ENDED

(IN THOUSANDS,              JUN. 30       SEP. 30       DEC. 31      MAR. 31       JUN. 30      SEP. 30       DEC. 31       MAR. 31
EXCEPT EARNINGS PER SHARE)    1997         1997           1997         1998         1998         1998          1998          1999
-----------------------------------------------------------------------------------------------------------------------------------
QUARTERLY DATA UNAUDITED

Net sales                   $54,023       $56,539       $62,017      $63,533       $70,060      $71,150       $72,038       $73,013
Gross profit                 29,067        30,536        33,553       34,442        38,163       38,958        41,036        42,406
Income before
extraordinary item            8,305         9,366        10,421       11,097        12,471       13,613        14,423        14,746
Extraordinary item,
net of taxes                     --            --            --           --            --           --            --         1,049
Net income                  $ 8,305       $ 9,366       $10,421      $11,097       $12,471      $13,613       $14,423       $13,697
Diluted net income
per common share:
  Income before
  extraordinary item        $  0.47       $  0.51       $  0.57      $  0.61       $  0.68      $  0.74       $  0.79       $  0.81
  Extraordinary item,
  net of taxes                   --            --            --           --            --           --            --          0.06
  Net income                $  0.47       $  0.51       $  0.57      $  0.61       $  0.68      $  0.74       $  0.79       $  0.75



page 30 PLANTRONICS ANNUAL REPORT 1999

                       Corporate officers and information



BOARD OF DIRECTORS

Robert S. Cecil(*)                             M. Saleem Muqaddam                         Trude C. Taylor
Chairman of the Board                          Vice President                             Private Investor
                                               Citicorp Venture Capital, Ltd.

Robert F.B. Logan                                                                         David A. Wegmann
Private Investor                               John Mowbray O'Mara                        Private Investor
                                               Management Consultant

Ken Kannappan
President and Chief Executive Officer


EXECUTIVE OFFICERS

Robert S. Cecil(*)                             Donald S. Houston                          John A. Knutson
Chairman of the Board                          Senior Vice President--Sales               Vice President--Legal, Senior
                                                                                          General Counsel and Secretary

Ken Kannappan                                  David Huddart
President and Chief Executive Officer          Senior Vice President--                    H. Craig May
                                               Engineering and Technology                 Senior Vice President--Marketing

Benjamin Brussell
Vice President--                               Farhad Kashani                             Barbara V.Scherer
Corporate Development                          Senior Vice President--Operations          Senior Vice President--
                                                                                          Finance and Administration and
                                                                                          Chief Financial Officer


CORPORATE INFORMATION

Corporate Headquarters                         Registrar and Transfer Agent               Independent Accountants
345 Encinal Street                             Boston EquiServe, L.P.                     PricewaterhouseCoopers LLP
Santa Cruz, California 95060                   Shareholder Services                       San Jose, California
Telephone: 831-426-5858                        MailStop: 45-01-06

Fax: 831-426-6098                              P.O. Box 644                               Corporate Counsel
http://www.plantronics.com                     Boston, Massachusetts 02102-0644           Wilson Sonsini Goodrich & Rosati
                                                                                          Palo Alto, California


(*)Mr.Cecil will not seek re-election to the Board of Directors at the Company's 1999 Annual Meeting of Stockholders.



                                          PLANTRONICS ANNUAL REPORT 1999 page 31

                              Investor information


FORM 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission that contains additional information about the Company may be obtained without charge by writing to:

Investor Relations
Plantronics,Inc.

P.O. Box 1802
Santa Cruz, CA 95061-1802
Or visit the Plantronics web site at
www.plantronics.com


MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock, $.01 par value, has traded on the New York Stock Exchange, under the symbol "PLT," since the Company's initial public offering on January 19, 1994. The initial offering price was $6.25 per share.

The following table sets forth the quarterly high and low sales prices for the Common Stock for the Company's 1998 and 1999 fiscal years.


   FY 1998                                      LOW             HIGH
-----------------------------------------------------------------------
First Quarter                                 $20 1/4         $25 3/16
Second Quarter                                $25             $38 3/4
Third Quarter                                 $33 15/16       $41 7/16
Fourth Quarter                                $39 1/4         $44 3/4


  FY 1999                                       LOW             HIGH
-----------------------------------------------------------------------
First Quarter                                 $39 1/2         $59 13/16
Second Quarter                                $45             $65 1/2
Third Quarter                                 $48             $72 1/4
Fourth Quarter                                $59             $87 1/2

No cash dividends were declared or paid during fiscal 1998 and fiscal 1999, and the Company has no current intention to pay dividends. As of March 31, 1999, there were approximately 93 holders of record of the Company's Common Stock.



page 32 PLANTRONICS ANNUAL REPORT 1999

                        Plantronics worldwide operations


COMPUTER AUDIO SYSTEMS DIVISION
345 Encinal Street
Santa Cruz, California 95060
Telephone: 831-426-5858
Fax: 831-426-3516

MOBILE COMMUNICATIONS DIVISION
345 Encinal Street
Santa Cruz, California 95060
Telephone: 831-426-5858
Fax: 831-458-7787

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

PLANTRONICS DENMARK
Andersen Nexo vej 29
2860 Soborg, Denmark
Telephone: 011-45-39-55-1051
Fax: 011-45-39-55-1052

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

PLANTRONICS IRELAND
Portmanna
Clonee, Co. Meath
Southern Ireland
Telephone: 011-353-1-878-1934
Fax: 011-353-1-825-2238

PLANTRONICS K.K.
Hibiya Central Bldg 14F
1-2-9, Nishi-Shinbashi, Minato-ku
Tokyo 105-003, Japan
Telephone: 011-813-5532-7293
Fax: 011-813-5532-7425

PLANTRONICS LIMITED
Interface Business Park
Bincknoll Lane
Wootton Bassett, Wiltshire
SN4 8QQ England
Telephone: 011-44-1793-848999
Fax: 011-44-1793-848853

PLANTRONICS NORDIC
Oskarsvagen 10
S-702 14 Orebro
Sweden
Telephone: 011-46-19-121930
Fax: 011-46-19-121933

PLANTRONICS PTY LIMITED
Level 2, 200 Arden St.
North Melbourne, Victoria 3051
Australia
Telephone: 011-61-3-9321-0144
Fax: 011-61-3-9321-0162

PLANTRONICS SINGAPORE
391 A Orchard Road
#12-01 Ngee Ann City, Tower A
Singapore 238873
Telephone: 011-65-838-5239
Fax: 011-65-235-1447

PLANTRONICS SPAIN
Calle Orense 8
(Oficinas) First Floor
28020 Madrid, Spain
Telephone: 011-34-91-514-94-06
Fax: 011-34-91-514-94-66

PLANTRONICS TAIWAN
17F-3 No. 400 Hwang-PE1 Road
Chung-LI Taiwan R.O.C.
Telephone: 011-886-3-422-9249
Fax: 011-886-3-427-3555

WALKER EQUIPMENT DIVISION
4009 Cloud Springs Road
Ringgold, Georgia 30736
Telephone: 706-861-2212
Fax: 706-861-5069