Form 10-K405, Exhibit 13
period 2000-04-01
PLANTRONICS INC /CA/
filed 2000-06-01
CIK 914025

                                                                      EXHIBIT 13



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - THE COMPANY:


Plantronics, Inc. ("Plantronics", "we" or "our"), introduced the first lightweight communications headset in 1962. Since that time, we have become the world leading designer, manufacturer and marketer of lightweight communications headset products.

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

FISCAL YEAR

Our fiscal year end is the Saturday closest to March 31. For purposes of presentation, we have indicated our accounting year ending on March 31. Results of operations for fiscal years 1998 and 1999 each included 52 weeks, while fiscal year 2000 included 53 weeks.

CASH AND  CASH EQUIVALENTS AND MARKETABLE SECURITIES

We consider all highly liquid investments with a maturity of ninety days or less at the date of purchase to be cash equivalents. Investments maturing between three and twelve months from the date of purchase are classified as marketable securities.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates that designation as of each balance sheet date. As of March 31, 2000, debt securities were classified as held-to-maturity, as we both intended to, and had the ability to, hold these securities to maturity. Held-to-maturity securities are stated at amortized cost, which approximates fair market value. The estimated fair values of cash equivalents and marketable securities are based on quoted market prices. As of March 31, 2000, we had $5 million in marketable securities. Our cash and cash equivalents consist of the following:

                                                               MARCH 31,
                                                       -------------------------
                                                        1999              2000
                                                       -------           -------
                                                            (in thousands)
Cash                                                   $ 7,427           $ 5,705
Cash equivalents                                        35,572            34,566
                                                       -------           -------
   Cash and cash equivalents                           $42,999           $40,271
                                                       =======           =======

INVENTORY

Inventory is stated at the lower of cost, determined on the first-in, first-out method, or market.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization of property, plant and equipment are principally calculated using the straight-line method over the estimated useful lives of the respective assets. In connection with the acquisition of ClearVox
Communications, goodwill is amortized over ten years and intangible assets are amortized over three to five years.

DEFERRED DEBT ISSUANCE COSTS

Debt issuance costs are assigned to the various debt instruments and amortized over the shorter of the terms of the respective debt agreements or the estimated period the debt will be outstanding.

REVENUE RECOGNITION

Revenue is recognized when products are shipped. We provide for estimated potential customer returns and warranty costs at the time of shipment.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject Plantronics to concentrations of credit risk consist principally of cash equivalents, marketable securities and trade receivables. Our cash investment policies limit investments to those that are short-term and low risk. Cash equivalents have an original maturity of ninety days or less; marketable securities have an original maturity of greater than ninety days, but less than one year. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers that comprise our customer base, and their dispersion across different geographic areas. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. We maintain an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of our financial instruments, including cash, cash equivalents, marketable securities, accounts receivable, accrued expenses and liabilities, approximate fair value due to their short maturities.

INCOME TAXES

We account for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts. We account for tax credits as a reduction of tax expense in the year in which the credits reduce taxes payable.

FOREIGN OPERATIONS AND CURRENCY TRANSLATION

We have foreign assembly and manufacturing operations in Mexico, light assembly, research and development, sales and marketing operations in the United Kingdom, an international finance, customer service and logistics headquarters in the Netherlands, an international procurement office in Taiwan, and sales offices in Canada, Asia, Europe, Australia and South America. For fiscal 1998, 1999 and 2000, the functional currency of all foreign operations was the U.S. dollar. Accordingly, gains or losses arising from the translation of foreign currency statements and transactions are included in determining consolidated results of operations. Aggregate exchange losses for fiscal 1998, 1999 and 2000 were $0.2 million, $0.2 million and $0.8 million, respectively.

EARNINGS PER SHARE

Basic Earnings Per Share ("EPS") is computed by dividing net income available to common stockholders (numerator - computed as net income before and after extraordinary item) by the weighted average number of common shares outstanding (denominator) during the period. Basic EPS excludes the dilutive effect of stock options. Diluted EPS gives effect to all dilutive potential common shares outstanding during a period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from exercise of stock options.

Following is a reconciliation of the numerators and denominators of the basic and diluted EPS:

                                                                 FISCAL YEAR ENDED MARCH 31,
                                                            ------------------------------------
                                                              1998          1999          2000
                                                            --------      --------      --------
                                                                       (in thousands)
Net income before extraordinary item                        $ 39,189      $ 55,253      $ 64,517
                                                            ========      ========      ========
Net income after extraordinary item                         $ 39,189      $ 54,204      $ 64,517
                                                            ========      ========      ========

Weighted average shares - basic                               16,481        16,574        16,505
Effect of dilutive securities - employee stock options         1,742         1,708         1,168
                                                            --------      --------      --------
Weighted average shares - diluted                             18,223        18,282        17,673
                                                            ========      ========      ========

Net earnings per common share - basic
  Before extraordinary item                                 $   2.38      $   3.33      $   3.91
                                                            ========      ========      ========
  After extraordinary item                                  $   2.38      $   3.27      $   3.91
                                                            ========      ========      ========

Net earnings per common share - diluted
  Before extraordinary item                                 $   2.15      $   3.02      $   3.65
                                                            ========      ========      ========
  After extraordinary item                                  $   2.15      $   2.96      $   3.65
                                                            ========      ========      ========


COMPREHENSIVE INCOME

Comprehensive income includes charges or credits to equity that are not the result of transactions with owners. Total comprehensive income was the same as net income for all periods presented.

SEGMENT REPORTING

Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), requires that we report certain information about operating segments in our annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers (see note 9).

STOCK BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and to provide additional disclosures with respect to the pro forma effects of adoption had we recorded compensation expense as provided in SFAS 123 (see note 10).

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 deferred the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. Should we determine that such activities are economically beneficial to Plantronics, then we will adopt SFAS 133 during our year ended March 31, 2002. We did not engage in any derivative or hedging activities during the fiscal year ended March 31, 2000.

NOTE 3 - DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS:


                                                                    MARCH 31,
                                                             -----------------------
                                                               1999           2000
                                                             --------       --------
                                                                 (in thousands)
Accounts receivable:
   Accounts receivable from customers                        $ 49,133       $ 50,625
   Allowance for doubtful accounts                             (2,326)        (2,144)
                                                             --------       --------
                                                             $ 46,807       $ 48,481
                                                             ========       ========

Inventory:
   Finished goods                                            $  9,425       $ 17,887
   Work in process                                              1,461          1,540
   Purchased parts                                              8,003         14,325
                                                             --------       --------
                                                             $ 18,889       $ 33,752
                                                             ========       ========

Property, plant and equipment:
   Land                                                      $  4,693       $  4,693
   Buildings and improvements (useful life 10-30 years)         9,923         11,296
   Machinery and equipment (useful life 2-8 years)             32,853         38,341
                                                             --------       --------
                                                               47,469         54,330
   Less accumulated depreciation                              (27,146)       (30,753)
                                                             --------       --------
                                                             $ 20,323       $ 23,577
                                                             ========       ========
Accruals:
   Employee benefits                                           15,209         15,934
   Other                                                       18,266         18,396
                                                             --------       --------
                                                             $ 33,475       $ 34,330
                                                             ========       ========

NOTE 4 - DEBT:

During 1999, we retired $65.1 million of 10% subordinated debentures due in 2001. We paid a premium to the holders of such debentures, and the transaction resulted in an extraordinary loss of $1.0 million ($0.06 per diluted share), net of income tax benefit of $0.7 million. The transaction was paid out of available cash.


Effective November 29, 1999, we obtained a revolving credit facility with a major bank for $100 million, including a $10 million letter-of-credit subfacility. Both mature in November 27, 2000. Principal outstanding bears interest at our choice of prime rate minus 1% or LIBOR plus 0.625%, depending on the rate choice and performance level ratios. There were no borrowings outstanding under the facility at March 31, 2000. However, at that date $0.8 million associated with inventory purchases and other matters was committed under the letter-of-credit subfacility. The revolving credit facility includes certain covenants that materially limit our ability to incur debt and pay dividends, among other matters. We were in compliance with the terms of the covenants as of March 31, 2000.


NOTE 5 - COMMON AND TREASURY STOCK:

On January 8, 1999, we filed with the Securities Exchange Commission a Registration Statement on Form S-3 for the sale by certain stockholders in an underwritten offering of 1,250,000 shares of Common Stock. Plantronics did not receive any proceeds from this offering, other than approximately $0.8 million (net of offering expenses) received upon the exercise of options to purchase 443,548 shares of Common Stock by two of the stockholders selling in the offering. The offering increased outstanding shares by 443,548.

In July 1999, our stockholders approved an increase in the authorized shares of Common Stock of Plantronics, Inc., to 100,000,000.

During fiscal 1999, the Board of Directors authorized Plantronics to repurchase an additional 1,000,000 shares of Common Stock. During fiscal 1999, we repurchased 735,593 shares of Common Stock in the open market at a total cost of $46.4 million, and through our employee benefit plans, we reissued 29,301 shares for proceeds of $1.3 million..

During fiscal 2000, the Board of Directors authorized Plantronics to repurchase an additional 1,000,000 shares of Common Stock. During fiscal 2000, we repurchased 1,267,500 shares of our Common Stock in the open market at a total cost of $72.6 million, and through our employee benefit plans, we reissued 41,097 shares for proceeds of $2.1 million. As of March 31, 2000, there were 184,907 remaining shares authorized for repurchase under all repurchase plans. Shares repurchased in fiscal year 2000 that exceeded the additional 1,000,000 shares pertained to authorizations from prior years.


NOTE 6 - INCOME TAXES:

Income tax expense for fiscal 1998, 1999 and 2000 consisted of the following:

                                           FISCAL YEAR ENDED MARCH 31,
                                   --------------------------------------------
                                     1998              1999              2000
                                   --------          --------          --------
                                                  (in thousands)
Federal
   Current                         $ 10,109          $ 18,127          $ 29,130
   Deferred                           4,746             3,344            (6,493)
State                                 1,472             1,943             2,419
Foreign                               2,116             2,587             5,305
                                   --------          --------          --------
                                   $ 18,443          $ 26,001          $ 30,361
                                   ========          ========          ========


Pre-tax earnings of the foreign subsidiaries were $15.7 million, $24.5 million and $28.1 million for fiscal years 1998, 1999 and 2000, respectively. Cumulative earnings of foreign subsidiaries that have been permanently reinvested as of March 31, 2000 totaled $45.3 million.

The following is a reconciliation between statutory federal income taxes and the total provision for taxes on pre-tax income:

                                                      FISCAL YEAR ENDED MARCH 31,
                                                 --------------------------------------
                                                   1998           1999           2000
                                                 --------       --------       --------
                                                             (in thousands)
Tax expense at statutory rate                    $ 20,171       $ 27,847       $ 33,208
Foreign operations taxed at different rates        (4,364)        (3,609)        (4,422)
State taxes, net of federal benefit                 1,476          1,263          1,572
Other, net                                          1,160            500              3
                                                 --------       --------       --------
                                                 $ 18,443       $ 26,001       $ 30,361
                                                 ========       ========       ========

Deferred tax liabilities (assets) represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of our deferred tax liabilities and assets are as follows:

                                                               MARCH 31,
                                                       ------------------------
                                                         1999            2000
                                                       --------        --------
                                                            (in thousands)
Deferred gains on sales of properties                  $  2,413        $  2,350
Deferred state tax                                          793
Unremitted earnings of certain subsidiaries               7,249           3,357
Other deferred tax liabilities                            1,200           1,773
                                                       --------        --------
   Gross deferred tax liabilities                        11,655           7,480
                                                       --------        --------

Accruals and other reserves                              (4,122)         (6,182)

Deferred state tax                                                         (386)
Other deferred tax assets                                  (667)           (539)
                                                       --------        --------
   Gross deferred tax assets                             (4,789)         (7,107)

                                                       --------        --------
Total net deferred tax liabilities                     $  6,866        $    373
                                                       ========        ========


NOTE 7 - EMPLOYEE BENEFIT PLANS:

Subject to eligibility requirements, substantially all domestic employees participated in our qualified profit sharing and 401(k) plan. Under the plan, participating employees received quarterly cash, annual cash and annual deferred profit sharing payments. All other employees, with the exception of direct labor in Mexico, participated in quarterly cash profit sharing plans. Domestic employees also had the option of participating in a salary deferral component of the plan, qualified under Section 401(k) of the Internal Revenue Code. The profit sharing benefits were based on Plantronics' results of operations before interest and taxes, adjusted for other items. The percentage of profit distributed to employees varied by location. The profit sharing was paid in four quarterly installments, and for qualified associates, one annual cash payment and an annual deferred payment. Profit sharing payments were allocated to employees based on each participating employee's base salary as a percent of all participants' base salaries. The annual profit sharing distributions were made up of a cash distribution and a tax deferred distribution made to individual accounts of participants held in trust. The deferred portion was subject to a two year vesting schedule based on an employee's date of hire. Total annual and quarterly profit sharing contributions were $6.9 million, $9.4 million and $10.2 million for fiscal 1998, 1999 and 2000, respectively.

Effective March 26, 2000, we amended our qualified profit sharing and 401(k) plan. In the past, this plan compensated associates through one annual cash payment, four quarterly cash payments and one deferred payment - in fiscal 2000, the total of these payments equaled approximately 47% of each participating employee's base salary. For fiscal 2001 and thereafter, Plantronics will now offer two separate compensation programs: quarterly cash profit sharing equal to 5% of quarterly profit for distribution to qualified associates, and deferred compensation using the 3% "safe harbor" contribution under the Internal Revenue Code Sections 401(k)(12) and 401(m)(11). We have also increased the employer matching contribution from 25% under the prior qualified 401(k) plan to 50% of the first 6% of pay contributed to the salary deferral plan. With this amendment, the annual cash profit sharing payment was eliminated and replaced by a 20% increase to our associates base pay.


NOTE 8 - COMMITMENTS AND CONTINGENCIES:

MINIMUM FUTURE RENTAL PAYMENTS

We lease certain equipment and facilities under operating leases expiring in various years through and after 2005. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of March 31, 2000:

FISCAL YEAR ENDING MARCH 31,                                          AMOUNT
--------------------------------------------------------------------------------
                                                                  (in thousands)
2001                                                                  $1,226
2002                                                                     506
2003                                                                     408
2004                                                                     408
2005                                                                     408
Thereafter                                                            $3,871
                                                                      ------
Total minimum future rental payments                                  $6,827
                                                                      ======

Rent expense for operating leases was approximately $1.0 million in fiscal 1998, $1.1 million in fiscal 1999 and $1.1 million in fiscal 2000.

EXISTENCE OF RENEWAL OPTIONS

Certain operating leases provide for renewal options for periods from one to three years. In the normal course of business, operating leases are generally renewed or replaced by other leases.


CLAIMS AND LITIGATION

In the ordinary course of business we are subject to certain litigation, contingent liabilities and/or claims. Management is not aware of any such litigation, contingent liabilities or claims against Plantronics that would materially impact our consolidated financial condition or results of operations.


NOTE 9 - SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION:


OPERATING SEGMENT

We organize the reporting segments based on geographic areas. The nature of our products (telecommunications equipment), development, manufacturing, marketing and servicing are similar in each geographic area. We evaluate segment performance based on profit or loss from operations before interest expense, foreign exchange gains and losses and income taxes. No one customer accounted for 10% or more of total revenue from consolidated sales for fiscal year 1998, 1999 or 2000.

GEOGRAPHIC SEGMENTS

In geographical reporting, revenues are attributed to the geographical location of the sales and service organizations. Costs directly and indirectly incurred in generating revenues are similarly assigned.

                                                    FISCAL YEAR ENDED MARCH 31,
                                               ------------------------------------
                                                 1998          1999          2000
                                               --------      --------      --------
                                                         (in thousands)
Net revenues from unaffiliated customers:
   United States                               $164,074      $198,910      $209,557
   International                                 72,038        87,351       105,455
                                               --------      --------      --------
                                               $236,112      $286,261      $315,012
                                               ========      ========      ========

Intersegment revenues                          $ 80,421      $ 92,141      $ 98,749
                                               ========      ========      ========

Operating profit:
   United States                               $ 44,831      $ 62,942      $ 61,079
   International                                 17,542        20,572        32,226
                                               --------      --------      --------
                                               $ 62,373      $ 83,514      $ 93,305
                                               ========      ========      ========

Long lived assets:
   United States                               $ 18,301      $ 17,791      $ 15,371
   International                                  2,954         2,532         8,206
                                               --------      --------      --------
                                               --------      --------      --------
                                               $ 21,255      $ 20,323      $ 23,577
                                               ========      ========      ========

The geographical reporting classification reflects the international restructuring completed in fiscal 1997. The establishment of Plantronics B.V. changed the ownership of inventory and the methodology of intersegment revenues. Intersegment revenues are from Plantronics B.V. to the U.S., and are at arms-length prices sufficient to recover a reasonable profit.

NOTE 10 - STOCK OPTION PLANS AND STOCK PURCHASE PLANS:

STOCK OPTION PLAN

In September 1993, the Board of Directors approved the PI Parent Corporation 1993 Stock Plan (the "1993 Stock Plan"). Under the 1993 Stock Plan, 5,459,242 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) are reserved cumulatively since inception for issuance to employees and consultants of Plantronics, as approved by the Compensation Committee of the Board of Directors and the Stock Plan Committee (comprised of the CEO and a representative of Finance, Human Resources, and Legal). The reserved shares include 1,300,000 shares, which were authorized by the Board of Directors and approved by the stockholders for issuance in fiscal year 1999. The 1993 Stock Plan, which has a term of ten years, provides for incentive stock options as well as nonqualified stock options to purchase shares of Common Stock. The Board of Directors may terminate the 1993 Stock Plan at any time at its discretion.


Incentive stock options may not be granted at less than 100% of the estimated fair market value of our Common Stock at the date of grant, as determined by the Board of Directors, and the option term may not exceed 10 years. For holders of 10% or more of the total combined voting power of all classes of our stock, incentive stock options may not be granted at less than 110% of the estimated fair market value of the Common Stock at the date of grant and the option term may not exceed five years. Nonqualified stock options may be granted at less than fair market value.


Options granted prior to June 1999 generally vest over a four year period and those options granted subsequent to June 1999 vest over a five year period. In July 1999, the Stock Plan Committee was authorized to make option grants pursuant to guidelines approved by the Compensation Committee and subject to quarterly reporting to the Compensation Committee.

DIRECTORS' STOCK OPTION PLAN

In September 1993, the Board of Directors adopted a Directors' Stock Option Plan (the "Directors' Option Plan") and reserved 40,000 shares of Common Stock for issuance to non-employee directors of Plantronics. The Directors' Option Plan provides that each non-employee director shall be granted an option to purchase 4,000 shares of Common Stock on the later of the effective date of Plantronics' initial public offering or the date on which the person becomes a new director. Annually thereafter, each continuing non-employee director shall be automatically granted an option to purchase 1,000 shares of Common Stock. At the end of fiscal year 2000, options for 51,000 shares of Common Stock were outstanding under the Directors' Option Plan. All options were granted at fair market value and generally vest over a four year period.

Stock option activity under the 1993 Stock Plan and the Directors' Stock Option Plan are as follows:

                                                                 OPTIONS OUTSTANDING
                                                            -----------------------------
                                        SHARES                                   WEIGHTED
                                       AVAILABLE                                 AVERAGE
                                       FOR GRANT              SHARES              PRICE
                                       ----------           ----------           --------
Balance at March 31, 1997                 538,318            3,019,380           $   7.46
   Options Granted                       (654,500)             654,500           $  27.37
     Options Exercised                                        (348,958)          $   3.49
     Options Cancelled                    233,010             (233,010)          $  18.53
                                       ----------           ----------           --------
Balance at March 31,                      116,828            3,091,912           $  11.29
                                                                                     1998
   Options Authorized                   1,300,000
   Options Granted                       (666,000)             666,000           $  55.75
   Options Exercised                                        (1,056,093)          $   4.91
   Options Cancelled                      184,445             (184,445)          $  18.55
                                       ----------           ----------           --------
Balance at March 31, 1999                 935,273            2,517,374           $  25.19
   Options Granted                       (878,125)             878,125           $  64.66
   Options Exercised                                          (726,831)          $   9.46
   Options Cancelled                       35,675              (35,675)          $  46.19
                                       ----------           ----------           --------
Balance at March 31, 2000                  92,823            2,632,993           $  41.64
                                       ==========           ==========           ========
Exercisable at March 31, 2000                                1,065,457
                                                            ==========

Significant option groups outstanding at March 31, 2000 and related weighted average prices and lives are as follows:

                                        OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
--------------------------------------------------------------------------------------------------------------
                           Number           Weighted                               Number
                        Outstanding          Average            Weighted         Exercisable         Weighted
                           As of            Remaining           Average             As of             Average
Range of                 March 31,         Contractual         Exercise           March 31,          Exercise
Exercise Price             2000               Life               Price              2000               Price
--------------------------------------------------------------------------------------------------------------
 $0.90 - $2.74s            282,289               3.77          $    2.53            282,289          $    2.53
  3.13 - 18.44s            440,889               5.73              15.23            392,389              14.83
 18.63 - 26.78s            257,096               6.99              21.46            162,413              21.38
 34.50 - 60.00s            691,057               8.44              47.03            171,219              39.67
 61.13 - 92.63s            961,662               9.17              66.76             57,147              61.57
                         ---------                                                ---------

$0.90 - $92.63s          2,632,993               7.61          $   41.64          1,065,457          $   19.07
                         =========                                                =========

FAIR VALUE DISCLOSURES

All options in fiscal 1998, 1999 and 2000 were granted at an exercise price equal to the fair market value of Plantronics' Common Stock at the date of grant.

The fair value of options at date of grant was estimated using the Black-Scholes model. The following assumptions were used for 1998: dividend yield of 0%, an expected life of 5 years, expected volatility of 28% and risk free interest rate of 5.6%. For 1999 the assumptions were: dividend yield of 0%, an expected life of 5.6 years, expected volatility of 39% and risk free interest rate of 5.3%. For 2000 the assumptions were: dividend yield of 0%, an expected life of 6 years, expected volatility of 42% and a weighted average risk free interest rate of 5.9%. Based upon those assumptions, the weighted average fair value at date of grant for options granted during 1998, 1999 and 2000 were $9.79, $25.25 and $32.66 per share, respectively.

Volatility is a measure of the amount by which a price has fluctuated over an historical period. The higher the volatility, the more the returns on the stock can be expected to vary. The risk free interest rate is the rate on a U.S. Treasury bill or bond that approximates the expected life of the option.

Had compensation expense for Plantronics' stock-based compensation plans been determined based on the methods prescribed by SFAS 123, our net income and net income per share would have been as follows:

                                                FISCAL YEAR ENDED MARCH 31,
                                         ----------------------------------------
                                            1998           1999           2000
                                         ----------     ----------     ----------
                                         (in thousands, except per share amounts)
Net income:
    As reported                           $ 39,189       $ 54,204       $ 64,517
    Pro forma                             $ 37,381       $ 51,771       $ 56,879

Net income per share:
    As reported                           $   2.15       $   2.96       $   3.65

    Pro forma                             $   2.05       $   2.83       $   3.22

EMPLOYEE STOCK PURCHASE PLAN

On April 23, 1996, the Board of Directors of Plantronics approved the 1996 Employee Stock Purchase Plan (the "ESPP"), which was approved by the stockholders on August 6, 1996, to provide certain employees with an opportunity to purchase Common Stock through payroll deductions. The plan is a qualified plan under applicable IRS guidelines and certain highly compensated employees are excluded from participation. Under the ESPP plan effective through August 1999, the purchase price of the Common Stock was equal to 95% of the market price of the Common Stock immediately before the beginning of the applicable participation period and there was a six month holding period requirement for stock purchased. Under the ESPP plan effective beginning September 1999, the purchase price of the Common Stock will be equal to 85% of the market price of the Common Stock immediately before the beginning of the applicable participation period and there is no required holding period. Each participation period is six months long.

During fiscal 1998, 2,021 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, an expected life of six months, expected volatility of 28%, and risk free interest rates of 5.6%. The weighted-average fair value of these purchase rights granted in fiscal 1998 was $4.85.

During fiscal 1999, 2,531 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, an expected life of six months, expected volatility of 39%, and risk free interest rate of 4.6%. The weighted-average fair value of these purchase rights granted in fiscal 1999 was $5.92.

During fiscal 2000, 12,731 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, an expected life of six months, expected volatility of 42%, and risk free interest rate of 6.1%. The weighted-average fair value of these purchase rights granted in fiscal 2000 was $11.39.

SENIOR EXECUTIVE STOCK OWNERSHIP PLAN

In November 1996, the Board of Directors approved a Senior Executive Stock Purchase Plan, effective January 1, 1997, to encourage ownership of our Common Stock by senior executives. This is a voluntary plan in which executives are encouraged to participate and achieve a target ownership over a five year period in annual increments of 20% of target or more. The target ownership is equal to two times the Chief Executive Officer's base salary and one times the individual Vice Presidents' base salary. To encourage participation, we will sell our Treasury Stock to executives under this voluntary purchase program. The price will be equal to the greater of: 95% of the price set by the Board of Directors on an annual basis or 85% of the fair market value of the stock on the date of transaction. The various vehicles that are available to executives to obtain ownership of Plantronics' stock are as follows: 401(k) Plan contributions, personal IRA account purchases, Deferred Compensation Plan contributions, outright purchase of stock or exercising and holding vested stock options. The discounted price is not applicable to exercising and holding of vested stock options.

                                PLANTRONICS, INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CERTAIN FORWARD-LOOKING INFORMATION:

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, the statements that (i) we expect interest expense in the next twelve months to be minimal discussed in the last sentence of the paragraph below titled "Interest Expense" under Annual Results of Operations; (ii) cash from operations and available borrowings will be sufficient to fund operations for the next twelve months discussed in the final paragraph of the section titled "Liquidity" under Financial Condition; and (iii) we believe that our future costs associated with Year 2000 compliance will not be material as stated in the section below titled "Y2K". In addition, we may from time to time make oral forward-looking statements. These forward-looking statements are based on current expectations and entail various risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those under "Risk Factors Affecting Future Operating Results" set forth in our most recent Annual Report on Form 10-K as filed with the Securities Exchange Commission. The following discussions titled "Results of Operations" and "Financial Condition" should be read in conjunction with those risk factors, the consolidated financial statements and related notes included elsewhere herein, and the discussion and additional disclosures in our Annual Report on Form 10-K.

ANNUAL RESULTS OF OPERATIONS

Net Sales. Net sales in fiscal 2000 increased 10.0% to $315.0 million compared to $286.3 million in fiscal 1999, which in turn increased 21.2% compared to fiscal 1998 net sales of $236.1 million. Our fiscal year ended March 31, 2000 contained 53 weeks vs. 52 weeks for fiscal years 1999 and 1998.

The 10% increase in revenue in fiscal 2000 was driven by strong growth internationally and strong U.S. retail revenues, offset by flat U.S. distribution sales and a decline in sales to our largest OEM.

International sales in fiscal 2000 increased 20.7% to $105.5 million compared to $87.4 million in fiscal 1999, which in turn increased 21.3% compared to the prior year. The growth in fiscal 2000 was experienced in each of the Europe, Asia Pacific/Latin America and Canada regions and reflects our investment in the international sales force as well as marketing programs. International sales have accounted for approximately 33.5% of total net sales in fiscal 2000, up from 30.5% of total net sales in both 1999 and 1998.

Domestic sales increased 5.4% to $209.6 million in fiscal 2000, compared to an increase of 21.2% to $198.9 million in fiscal 1999 compared to the prior year. U.S. retail sales grew strongly, reflecting both a broadening retail distribution with several major new consumer electronics accounts added during the year and an increase in demand for headsets for office applications. Retail revenue also grew due to an increase in demand for headsets used in conjunction with mobile, cellular and cordless phones and for computer applications.

Gross Profit. Gross profit in fiscal 2000 increased 15.5% to $185.5 million (58.9% of net sales), compared to $160.6 million (56.1% of net sales) in fiscal 1999. Gross profit in fiscal 1999 increased 25.8% compared to gross profit of $127.6 million (54.0% of net sales) in fiscal 1998. The increases in gross profit as a percent of net sales mainly reflect reductions in product costs through design and manufacturing efficiencies and by obtaining lower costs from our suppliers.

Research, Development and Engineering. Research, development and engineering expenses in fiscal 2000 increased 12.0% to $21.9 million (6.9% of net sales), compared to $19.5 million (6.8% of net sales) in fiscal 1999. Research, development and engineering expenses in fiscal 1999 increased 11.3% compared to $17.5 million (7.4% of net sales) in fiscal 1998. The increase in these expenses reflects continued investment in new product development and technologies.

Selling, General and Administrative. Selling, general and administrative expenses in fiscal 2000 increased 22.2% to $70.3 million (22.3% of net sales), compared to $57.5 million (20.1% of net sales) in fiscal 1999. Selling, general and administrative expenses in fiscal 1999 increased 20.6% compared to $47.7 million (20.2% of net sales) in fiscal 1998. Retail variable selling expenses increased due to incremental retail revenue. Marketing expenses increased substantially due to increased activities including advertising campaigns, new product launches, international marketing and programs for our mobile and computer divisions.

Operating Income. Operating income in fiscal 2000 increased 11.7% to $93.3 million (29.6% of net sales), compared to $83.5 million (29.2% of net sales) in fiscal 1999. Operating income in fiscal 1999 increased 33.9% compared to $62.4 million (26.4% of net sales) in fiscal 1998. The increase in operating income over the past two fiscal years was primarily due to higher net sales and the increase in gross margin.

Interest Expense. Interest expense in fiscal 2000 decreased 98.5% to $.1 million, compared to $5.8 million in fiscal 1999, which in turn decreased 17.2% from $7.0 million in fiscal 1998. Interest expense for 1999 and 1998 principally represents interest payable on our 10% Senior Notes Due 2001 (Senior Notes), which were redeemed on January 15, 1999. The early redemption of these Senior Notes was the reason for the decrease in interest expense in fiscal 2000, and management expects interest expense to be minimal in future periods. In November 1999, we entered into a credit agreement to borrow up to $100 million with a major bank. We currently have no borrowings under this agreement.

Interest and Other Income. Interest and other income in fiscal 2000 decreased 52.9% to $1.7 million compared to $3.5 million in fiscal 1999, which in turn increased 57.2% compared to $2.2 million in fiscal 1998. The decrease in interest income in fiscal 2000 was primarily attributable to lower cash and cash equivalents balances as a result of the January 15, 1999 redemption of $65 million in Senior Notes.

Income Tax Expense. In fiscal 2000, fiscal 1999 and fiscal 1998, income tax expense was $30.4 million, $26.0 million and $18.4 million, respectively, representing effective tax rates of 32% in all fiscal years.

FINANCIAL CONDITION:

Liquidity. As of March 31, 2000, we had working capital of $78.3 million, including $45.3 million of cash and cash equivalents and marketable securities, compared with working capital of $76.3 million, including $43.0 million of cash and cash equivalents, as of March 31, 1999. During the fiscal year ended March 31, 2000, we generated $81.1 million of cash from operating activities, due primarily to $64.5 million in net income, an increase of $11.3 million in income taxes payable, and an income tax benefit of $15.1 million associated with the exercise of options, offset by a $14.9 million increase in inventory. In comparison, we generated $86.9 million in cash from operating activities for the fiscal year ended March 31, 1999, due mainly to $54.2 million in net income, decreases of $10.9 million in inventory and $6.8 million in accrued liabilities, and an income tax benefit of $21.7 million associated with the exercise of options.

We have a $100 million revolving credit facility, including a $10 million letter-of-credit subfacility, with a major bank, both of which expire in November 2000. As of March 31, 2000, we had no cash borrowings under the revolving credit facility and $0.8 million outstanding under the letter-of-credit subfacility. The amounts outstanding under the letter-of-credit subfacility were principally associated with purchases of inventory. The terms of the credit facility contain covenants that materially limit our ability to incur debt, make capital expenditures and pay dividends, among other matters. These covenants may adversely affect our financial position to the extent we cannot comply with them. We are currently in compliance with the covenants under this agreement.

We believe that our current cash balance and cash to be provided by operations, together with available borrowing capacity under our revolving credit facility and letter of credit subfacility, will be sufficient to fund operations for at least the next 12 months.

Investing Activities. During fiscal 2000, we purchased marketable securities of $8.8 million and received proceeds from maturities of marketable securities of $3.8 million. Expenditures for capital and other assets of $15.2 million in the fiscal year ended March 31, 2000 were incurred principally in tooling for new products and to expand manufacturing capacity, investments in computer and telephone equipment, and the acquisition of ClearVox.

Financing Activities. In the fiscal year ended March 31, 2000, we sold 41,097 shares of our treasury stock for approximately $2.1 million and repurchased 1,267,500 shares of our Common Stock for approximately $72.6 million. As of March 31, 2000, we remained authorized to repurchase approximately 184,907 shares under all repurchase plans.

We received $6.9 million in proceeds from the exercise of stock options during the fiscal year ended March 31, 2000.

Effective January 15, 1999, we repurchased all of our Senior Notes. The transaction resulted in a net extraordinary charge of approximately $1.0 million, or approximately $0.06 per diluted share, in the fourth quarter of fiscal 1999.

Y2K:

During the fiscal year ended March 31, 2000 Plantronics incurred approximately $1 million in costs associated with Year 2000 compliance. Since year-end, we have not incurred any material additional costs nor have we experienced any disruption with vendors or operations. Furthermore, we believe that any future costs associated with Year 2000 compliance efforts will not be material.