Form 10-K, Exhibit 13
period 2001-03-31
PLANTRONICS INC /CA/
filed 2001-06-01
CIK 914025

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CERTAIN FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, the statements that (i) we do not believe a rebound in the economy will occur soon and we believe that our revenues and earnings in the first fiscal quarter of 2002 could be weaker than our fourth fiscal quarter, as well as we believe it is unlikely that secular factors will outweigh cyclical factors in our upcoming fiscal year and we thus believe it is likely that revenue for fiscal 2002 may be lower than that achieved in fiscal 2001, discussed in the final paragraph of the Net Sales section under Annual Results of Operations; and (ii) we expect interest expense in fiscal 2002 to be minimal discussed in the third sentence of the section titled "Interest Expense" under Annual Results of Operations; and
(iii) our current cash balance and cash from operations and available borrowings will be sufficient to fund operations for the next twelve months discussed in the final paragraph of the section titled "Liquidity" under Financial Condition.

In addition, we may from time to time make oral forward-looking statements. These forward-looking statements are based on current expectations and entail various risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those under "Risk Factors Affecting Future Operating Results" set forth in our most recent Annual Report on Form 10-K as filed with the Securities Exchange Commission. The following discussions titled "Annual Results of Operations" and "Financial Condition" should be read in conjunction with those risk factors, the consolidated financial statements and related notes included elsewhere herein, and the discussion and additional disclosures in our Annual Report on Form 10-K.

ANNUAL RESULTS OF OPERATIONS

NET SALES. Net sales in fiscal 2001 increased 27.3% to $401.0 million compared to $315.0 million in fiscal 2000, which in turn increased 10.0% compared to fiscal 1999 net sales of $286.3 million. Our fiscal year ended March 31, 2001 contained 52 weeks vs. 53 weeks for fiscal year 2000, and 52 weeks for fiscal 1999. International sales accounted for approximately 31.2% of total net sales in fiscal 2001, from 33.5% of total net sales in fiscal 2000 and 30.5% in fiscal 1999.

Domestic sales increased 31.7% to $276.0 million in fiscal 2001, compared to an increase of 5.4% to $209.6 million in fiscal 2000 compared to the prior fiscal year. U.S. retail sales grew strongly, reflecting both a broadening retail distribution with several major new consumer electronics accounts added during the year and an increase in demand for headsets for office applications. Retail revenue also grew due to an increase in demand for headsets used in conjunction with mobile, cellular and cordless phones and for computer applications. Our U.S. distribution channel which most closely ties to our call center and office market also experienced strong growth.

International sales in fiscal 2001 increased 18.6% to $125.0 million compared to $105.5 million in fiscal 2000, which in turn increased 20.7% compared to the prior fiscal year. The growth in fiscal 2001 was experienced in each of the European, Asia Pacific/Latin American and Canadian regions and reflects our investment in the international sales force as well as marketing programs.

Revenues grew strongly in the first three quarters of the year, but declined sharply and unexpectedly from our third fiscal quarter to our fourth fiscal quarter as a result of the current slowdown in economic conditions. Our business continues to be impacted by a slowdown in global telecom and IT spending, resulting from the lagging economy. We do not believe that a rebound will occur soon and we believe that our revenues and earnings in the first fiscal quarter of 2002 could be weaker than our fourth fiscal quarter. We are hopeful this may represent a bottoming with some rebound in the second half of our fiscal year. However, we believe it is unlikely that secular factors will outweigh cyclical factors in our upcoming fiscal year and we thus believe it is likely that revenue for fiscal 2002 may be lower than that achieved in fiscal 2001.

GROSS PROFIT. Gross profit in fiscal 2001 increased 18.6% to $220.1 million (54.9% of net sales), compared to $185.5 million (58.9% of net sales) in fiscal 2000. Gross profit in fiscal 2000 increased 15.5% compared to gross profit of $160.6 million (56.1% of net sales) in fiscal 1999. The decrease in gross profit as a percent of net sales in fiscal 2001 mainly reflects our change in product mix with higher growth in lower margin products as well as detrimental effects from foreign currency fluctuations.

RESEARCH, DEVELOPMENT AND ENGINEERING. Research, development and engineering expenses in fiscal 2001 increased 23.5% to $27.0 million (6.7% of net sales), compared to $21.9 million (6.9% of net sales) in fiscal 2000. Research, development and engineering expenses in fiscal 2000 increased 12.0% compared to $19.5 million (6.8% of net sales) in fiscal 1999. The increase in these expenses reflects continued investment in new product development and technologies including Bluetooth.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses in fiscal 2001 increased 29.5% to $91.1 million (22.7% of net sales), compared to $70.3 million (22.3% of net sales) in fiscal 2000. Selling, general and administrative expenses in fiscal 2000 increased 22.2% compared to $57.5 million (20.1% of net sales) in fiscal 1999. Retail variable selling expenses increased due to incremental retail revenue. Marketing expenses increased substantially due to increased activities including advertising campaigns, new product launches, international marketing, and programs for our mobile and computer divisions.

OPERATING INCOME. Operating income in fiscal 2001 increased 9.3% to $102.0 million (25.4% of net sales), compared to $93.3 million (29.6% of net sales) in fiscal 2000. Operating income in fiscal 2000 increased 11.7% compared to $83.5 million (29.2% of net sales) in fiscal 1999. The increase in operating income over the past two fiscal years was primarily due to higher net sales and the increase in gross profit.

INTEREST EXPENSE. Interest expense in fiscal 2001 increased 24.4% to $107 thousand, compared to $86 thousand in fiscal 2000, which in turn decreased 98.5% from $5.8 million in fiscal 1999. Interest expense for 1999 principally represented interest payable on our 10% Senior Notes Due 2001 (Senior Notes), which were redeemed on January 15, 1999. The early redemption of these Senior Notes was the reason for the decrease in interest expense in fiscal 2000 and 2001, and management expects interest expense to be minimal in fiscal 2002. In November 1999, we entered into a credit agreement to borrow up to $100 million with a major bank. This agreement has been renewed annually and expires in November 2001. We currently have no borrowings under this agreement.

INTEREST AND OTHER INCOME. Interest and other income in fiscal 2001 decreased 85.2% to $0.2 million compared to $1.7 million in fiscal 2000, which in turn decreased 52.9% compared to $3.5 million in fiscal 1999. The decrease in interest and other income in fiscal 2001 was primarily attributable to foreign exchange losses of $2.2 million from declining Great British Pound and Euro values.

INCOME TAX EXPENSE. In fiscal 2001, fiscal 2000 and fiscal 1999, income tax expense was $28.6 million, $30.4 million and $26.0 million, respectively, representing effective tax rates of 28% in fiscal 2001 and 32% in fiscal 2000 and 1999. Due to the economic slowdown, the distribution of our income fell into lower rate regions and we had a retroactive adjustment in the fourth quarter to bring the tax rate down for fiscal 2001.

FINANCIAL CONDITION

LIQUIDITY. As of March 31, 2001, we had working capital of $136.8 million, including $73.9 million of cash and cash equivalents and marketable securities, compared with working capital of $78.3 million, including $45.3 million of cash and cash equivalents and marketable securities, as of March 31, 2000. During the fiscal year ended March 31, 2001, we generated $65.8 million of cash from operating activities, due primarily to $73.6 million in net income, and an income tax benefit of $16.6 million associated with the exercise of employee and former employee options, offset by increases of $11.7 and $14.5 million in accounts receivable and inventory, respectively. In comparison, we generated $81.1 million in cash from operating activities for the fiscal year ended March 31, 2000, due mainly to $64.5 million in net income, an increase of $11.3 million in income taxes payable, and an income tax benefit of $15.1 million associated with the exercise of options, offset by a $14.9 million increase in inventory.

We have a $100 million revolving credit facility, including a $10 million letter-of-credit subfacility, with a major bank, both of which expire in November 2001. As of March 31, 2001, we had no cash borrowings under the revolving credit facility or under the letter-of-credit subfacility. The terms of the credit facility contain covenants that materially limit our ability to incur debt, make capital expenditures and pay dividends, among other matters. These covenants may adversely affect our financial position to the extent we cannot comply with them. We are currently in compliance with the covenants under this agreement.

We believe that our current cash balance and cash to be provided by operations, together with available borrowing capacity under our revolving credit facility and letter of credit subfacility, will be sufficient to fund operations for at least the next twelve months.

INVESTING ACTIVITIES. During fiscal 2001, we purchased marketable securities of $25.9 million and received proceeds from maturities of marketable securities of $17.8 million. Expenditures for capital and other assets of $14.9 million in the fiscal year ended March 31, 2001 were incurred principally in tooling for new products, expansion of manufacturing capacity, facilities expansions both in the U.S. and Europe, and investments in computer and telephone equipment.

FINANCING ACTIVITIES. In the fiscal year ended March 31, 2001, we sold 99,925 shares of our treasury stock for approximately $2.8 million and repurchased 1,333,100 shares of our Common Stock for approximately $40.1 million. As of March 31, 2001, we remained authorized to repurchase approximately 721,621 shares under all repurchase plans.

We received $15.1 million in proceeds from the exercise of stock options during the fiscal year ended March 31, 2001.

Effective January 15, 1999, we repurchased all of our Senior Notes. The transaction resulted in a net extraordinary charge of approximately $1.0 million, or approximately $0.02 per diluted share, in fiscal 1999.

CONSOLIDATED BALANCE SHEETS

                                                                                 March 31,
                                                                      -------------------------------
(in thousands)                                                          2000                  2001
                                                                      ---------             ---------
ASSETS
Current assets:
   Cash and cash equivalents                                          $  40,271             $  60,544
   Marketable securities                                                  5,038                13,385
   Accounts receivable, net                                              48,481                60,203
   Inventory, net                                                        33,752                48,235
   Deferred income taxes                                                  6,721                 7,110
   Other current assets                                                   1,603                 1,449
                                                                      ---------             ---------
       Total current assets                                             135,866               190,926
Property, plant and equipment, net                                       23,577                32,683
Other assets                                                             10,587                 9,663
                                                                      ---------             ---------
       Total assets                                                   $ 170,030             $ 233,272
                                                                      =========             =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                   $  11,447             $  10,836
   Accrued liabilities                                                   34,330                30,793
   Income taxes payable                                                  11,783                12,519
                                                                      ---------             ---------
       Total current liabilities                                         57,560                54,148
Deferred tax liability                                                    7,094                 6,077
                                                                      ---------             ---------
       Total liabilities                                                 64,654                60,225
                                                                      ---------             ---------
Commitments and contingencies (note 8)
Stockholders' equity:
   Common stock, $0.01 par value per share; 100,000 shares
     authorized, 57,582 shares and 59,098 shares issued
     and outstanding                                                        576                   591
   Additional paid-in capital                                           114,355               148,188
   Accumulated other comprehensive loss                                    (891)               (1,172)
   Retained Earnings                                                    134,076               207,626
                                                                      ---------             ---------
                                                                        248,116               355,233
   Less: Treasury stock (common: 8,686 and 9,919) at cost              (142,740)             (182,186)
                                                                      ---------             ---------
       Total stockholders' equity                                       105,376               173,047
                                                                      ---------             ---------
       Total liabilities and stockholders' equity                     $ 170,030             $ 233,272
                                                                      =========             =========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         Fiscal Year Ended March 31,
                                                            -----------------------------------------------------
(in thousands, except earnings per share)                     1999                  2000                  2001
                                                            ---------             ---------             ---------
Net sales                                                   $ 286,261             $ 315,012             $ 401,038
Cost of sales                                                 125,698               129,513               180,946
                                                            ---------             ---------             ---------
   Gross profit                                               160,563               185,499               220,092
                                                            ---------             ---------             ---------
Operating expenses:
   Research, development and engineering                       19,521                21,868                26,999
   Selling, general and administrative                         57,528                70,326                91,079
                                                            ---------             ---------             ---------
     Total operating expenses                                  77,049                92,194               118,078
                                                            ---------             ---------             ---------
Operating income                                               83,514                93,305               102,014
Interest expense, including amortization of debt
   issuance costs                                               5,785                    86                   107
Interest and other income, net                                 (3,525)               (1,659)                 (245)
                                                            ---------             ---------             ---------
Income before income taxes                                     81,254                94,878               102,152
Income tax expense                                             26,001                30,361                28,602
                                                            ---------             ---------             ---------
Income before extraordinary item                               55,253                64,517                73,550
Extraordinary item-retirement of debt,
   net of taxes                                                 1,049                    --                    --
                                                            ---------             ---------             ---------
Net income                                                  $  54,204             $  64,517             $  73,550
                                                            =========             =========             =========
Net income per share: basic
   Income before extraordinary item                         $    1.11             $    1.30             $    1.49
   Extraordinary item                                            0.02                    --                    --
                                                            ---------             ---------             ---------
     Basic earnings per common share                        $    1.09             $    1.30             $    1.49
                                                            =========             =========             =========
Shares used in basic per share calculations                    49,722                49,515                49,213
                                                            =========             =========             =========
Net income per share: diluted
   Income before extraordinary item                         $    1.01             $    1.22             $    1.38
   Extraordinary item                                            0.02                    --                    --
                                                            ---------             ---------             ---------
     Diluted earnings per common share                      $    0.99             $    1.22             $    1.38
                                                            =========             =========             =========
Shares used in diluted per share calculations                  54,846                53,019                53,263
                                                            =========             =========             =========


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               Fiscal Year Ended March 31,
                                                                   ---------------------------------------------------
(in thousands)                                                       1999                 2000                 2001
                                                                   ---------             --------             --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                         $  54,204             $ 64,517             $ 73,550
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                                   4,738                4,272                7,034
       Deferred income taxes                                           3,344               (6,493)              (1,406)
       Income tax benefit associated with stock options               21,734               15,098               16,574
   Changes in assets and liabilities:
     Accounts receivable, net                                         (5,257)              (1,674)             (11,722)
     Inventory, net                                                   10,852              (14,863)             (14,483)
     Other current assets                                             (6,106)               6,277                  (58)
     Other assets                                                      1,313                 (119)                (270)
     Accounts payable                                                  1,126                1,994                 (611)
     Accrued liabilities                                               6,846                  855               (3,537)
     Income taxes payable                                             (5,871)              11,273                  736
                                                                   ---------             --------             --------
Cash provided by operating activities                                 86,923               81,137               65,807
                                                                   ---------             --------             --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from maturities of marketable securities                      --                3,800               17,750
   Purchase of marketable securities                                      --               (8,800)             (25,885)
   Capital expenditures and other assets                              (3,806)             (15,221)             (14,946)
                                                                   ---------             --------             --------
Cash used for investing activities                                    (3,806)             (20,221)             (23,081)
                                                                   ---------             --------             --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Retirement of long-term debt                                      (65,050)                  --                   --
   Purchase of treasury stock                                        (46,384)             (72,613)             (40,050)
   Proceeds from sale of treasury stock                                1,275                2,094                2,781
   Proceeds from exercise of stock options                             5,140                6,875               15,097
   Other                                                                  --                   --                 (281)
                                                                   ---------             --------             --------
Cash used for financing activities                                  (105,019)             (63,644)             (22,453)
                                                                   ---------             --------             --------
Net increase (decrease) in cash and cash equivalents                 (21,902)              (2,728)              20,273
Cash and cash equivalents at beginning of year                        64,901               42,999               40,271
                                                                   ---------             --------             --------
Cash and cash equivalents at end of year                           $  42,999             $ 40,271             $ 60,544
                                                                   =========             ========             ========
SUPPLEMENTAL DISCLOSURES
 Cash paid for:
   Interest                                                        $   6,525             $     62             $     93
   Income taxes                                                    $   7,913             $ 13,150             $ 14,257
   Extraordinary charge on retirement of debt                      $   1,301                   --                   --
Noncash financing activities:
   Write off of unamortized debt issuance costs                    $     390                   --                   --

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                     Common Stock
                                                            -----------------------------
(in thousands, except share amounts)                          Shares               Amount
                                                            -----------            ------
Balance at March 31, 1998                                    49,345,926             $522
                                                            -----------             ----
Exercise of stock options                                     3,168,279               33
Income tax benefit associated with stock options                     --               --
Purchase of treasury stock                                   (2,206,779)              --
Sale of treasury stock                                           87,903               --
Net income                                                           --               --
                                                            -----------             ----
Balance at March 31, 1999                                    50,395,329              555
                                                            -----------             ----
Exercise of stock options                                     2,180,493               21
Income tax benefit associated with stock options                     --               --
Purchase of treasury stock                                   (3,802,500)              --
Sale of treasury stock                                          123,291               --
Net income                                                           --               --
                                                            -----------             ----
Balance at March 31, 2000                                    48,896,613              576
                                                            -----------             ----
Exercise of stock options                                     1,516,000               15
Income tax benefit associated with stock options                     --               --
Purchase of treasury stock                                   (1,333,100)              --
Sale of treasury stock                                           99,925               --
Net income                                                           --               --
Foreign currency translation adjustments                             --               --
                                                            -----------             ----

Comprehensive income

BALANCE AT MARCH 31, 2001                                    49,179,438             $591
                                                            ===========             ====

The accompanying notes are an integral part of these consolidated financial statements.

                                                                   Accumulated
                                                    Additional       Other                                          Total
                                                     Paid-In      Comprehensive    Retained       Treasury       Stockholders'
(in thousands, except share amounts)                 Capital          Loss         Earnings         Stock           Equity
                                                    ----------    ------------     --------       ---------      -------------
Balance at March 31, 1998                            $ 63,468        $  (891)      $ 15,355       $ (25,018)       $  53,436
                                                     --------        -------       --------       ---------        ---------
Exercise of stock options                               5,107             --             --              --            5,140
Income tax benefit associated with stock options       21,734             --             --              --           21,734
Purchase of treasury stock                                 --             --             --         (46,384)         (46,384)
Sale of treasury stock                                    744             --             --             531            1,275
Net income                                                 --             --         54,204              --           54,204
                                                     --------        -------       --------       ---------        ---------
Balance at March 31, 1999                              91,053           (891)        69,559         (70,871)          89,405
                                                     --------        -------       --------       ---------        ---------
Exercise of stock options                               6,854             --             --              --            6,875
Income tax benefit associated with stock options       15,098             --             --              --           15,098
Purchase of treasury stock                                 --             --             --         (72,613)         (72,613)
Sale of treasury stock                                  1,350             --             --             744            2,094
Net income                                                 --             --         64,517              --           64,517
                                                     --------        -------       --------       ---------        ---------
Balance at March 31, 2000                             114,355           (891)       134,076        (142,740)         105,376
                                                     --------        -------       --------       ---------        ---------
Exercise of stock options                              15,082             --             --              --           15,097
Income tax benefit associated with stock options       16,574             --             --              --           16,574
Purchase of treasury stock                                 --             --             --         (40,050)         (40,050)
Sale of treasury stock                                  2,177             --             --             604            2,781
Net income                                                 --             --         73,550              --           73,550
Foreign currency translation adjustments                   --           (281)            --              --             (281)
                                                     --------        -------       --------       ---------        ---------

Comprehensive income                                                                                                  73,269
                                                                                                                   ---------
BALANCE AT MARCH 31, 2001                            $148,188        $(1,172)      $207,626       $(182,186)       $ 173,047
                                                     ========        =======       ========       =========        =========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

Plantronics, Inc. ("Plantronics," "we" or "our"), introduced the first lightweight communications headset in 1962. Since that time, we have become the world's leading designer, manufacturer and marketer of lightweight communications headset products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Plantronics and its subsidiary companies. Intercompany transactions and balances have been eliminated upon consolidation.

FISCAL YEAR. Our fiscal year end is the Saturday closest to March 31. For purposes of presentation, we have indicated our accounting year ending on March
31. Results of operations for the fiscal year 1999 included 52 weeks, while fiscal year 2000 included 53 weeks. Results of operations for the fiscal year 2001 included 52 weeks.

CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES. We consider all highly liquid investments with an original maturity of ninety days or less at the date of purchase to be cash equivalents. Investments maturing between three and twelve months from the date of purchase are classified as marketable securities.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates that designation as of each balance sheet date. As of March 31, 2001, debt securities were classified as held-to-maturity, as we both intended to, and had the ability to, hold these securities to maturity. Held-to-maturity securities are stated at amortized cost, which approximates fair market value. The estimated fair values of cash equivalents and marketable securities are based on quoted market prices. As of March 31, 2001, we had $13.4 million in marketable securities. Our cash and cash equivalents consist of the following:

                                             March 31,
                                     --------------------------
(in thousands)                        2000               2001
                                     -------            -------
Cash                                 $ 5,705            $ 6,884
Cash equivalents                      34,566             53,660
                                     -------            -------
Cash and cash equivalents            $40,271            $60,544
                                     =======            =======

INVENTORY. Inventory is stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis.

DEPRECIATION AND AMORTIZATION. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are principally calculated using the straight-line method over the estimated useful lives of the respective assets. Goodwill relating to the fiscal 2000 acquisition of ClearVox Communications, is amortized over ten years and intangible assets are amortized over three to five years.

DEFERRED DEBT ISSUANCE COSTS. Debt issuance costs are assigned to the various debt instruments and amortized over the shorter of the terms of the respective debt agreements or the estimated period the debt will be outstanding. We retired our outstanding debt in fiscal 1999.

REVENUE RECOGNITION. Revenue is recognized net of estimated product returns, exchanges, and credits for price protection and volume rebates when products are shipped or upon delivery to customers, depending on the terms of the sale, and when collectibility is reasonably assured. We also provide for the estimated cost of repair or replacement products under warranty at the time of sale.

ADVERTISING COSTS. We expense all advertising costs as incurred. Advertising expense, which includes corporate and cooperative advertising, for the years ended March 31, 1999, 2000 and 2001 was $3.7 million, $7.6 million, and $12.6 million, respectively.

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject Plantronics to concentrations of credit risk consist principally of cash equivalents, marketable securities and trade receivables. Our cash investment policies limit investments to those that are short-term and low risk. Cash equivalents have an original maturity of ninety days or less; marketable securities have an original maturity of greater than ninety days, but less than one year. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers that comprise our customer base, and their dispersion across different geographic areas. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. We maintain an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of our financial instruments, including cash, cash equivalents, marketable securities, accounts receivable, accrued expenses and liabilities, approximate fair value due to their short maturities.

INCOME TAXES. We account for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts. We account for tax credits as a reduction of tax expense in the year in which the credits reduce taxes payable.

FOREIGN OPERATIONS AND CURRENCY TRANSLATION. We have foreign assembly and manufacturing operations in Mexico, light assembly, research and development, sales and marketing operations in the United Kingdom, an international finance, customer service and logistics headquarters in the Netherlands, an international procurement office in Taiwan, and sales offices in Canada, Asia, Europe, Australia and South America. For fiscal 1999, 2000 and the first three quarters of 2001, the functional currency of all foreign operations was the U.S. dollar. Accordingly, gains or losses arising from the translation of foreign currency statements and transactions were included in determining consolidated results of operations.

Effective January 1, 2001, the functional currency for foreign sales and research and development operations was changed from the U.S. dollar to the respective operations' local currency. The change was driven by increased investment in foreign operations through headcount, research and development and sales and marketing programs. As a result of this change, we recorded a $0.3 million net decrease in currency translation adjustments as a component of other comprehensive loss. The functional currencies of all revenue and related cost of goods sold derived from international operations are still denominated in U.S. dollars. Aggregate exchange losses for fiscal 1999, 2000 and 2001 were $0.2 million, $0.8 million and $2.2 million, respectively.

EARNINGS PER SHARE. Basic Earnings Per Share ("EPS") is computed by dividing net income available to common stockholders (numerator computed as net income before and after extraordinary item) by the weighted average number of common shares outstanding (denominator) during the period. Basic EPS excludes the dilutive effect of stock options. Diluted EPS gives effect to all dilutive potential common shares outstanding during a period. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from exercise of stock options.

Following is a reconciliation of the numerators and denominators of the basic and diluted EPS:

                                                                         Fiscal Year Ended March 31,
                                                                ---------------------------------------------
(in thousands)                                                   1999               2000               2001
                                                                -------            -------            -------
Net income before extraordinary item                            $55,253            $64,517            $73,550
                                                                =======            =======            =======
Net income after extraordinary item                             $54,204            $64,517            $73,550
                                                                =======            =======            =======
Weighted average shares-basic                                    49,722             49,515             49,213
Effect of dilutive securities-employee stock options              5,124              3,504              4,050
                                                                -------            -------            -------
Weighted average shares-diluted                                  54,846             53,019             53,263
                                                                =======            =======            =======
Net earnings per common share-basic
   Before extraordinary item                                    $  1.11            $  1.30            $  1.49
                                                                =======            =======            =======
   After extraordinary item                                     $  1.09            $  1.30            $  1.49
                                                                =======            =======            =======
Net earnings per common share-diluted
   Before extraordinary item                                    $  1.01            $  1.22            $  1.38
                                                                =======            =======            =======
   After extraordinary item                                     $  0.99            $  1.22            $  1.38
                                                                =======            =======            =======

COMPREHENSIVE INCOME. Comprehensive income includes charges or credits to equity that are not the result of transactions with owners. Cumulative other comprehensive loss, as presented in the accompanying consolidated balance sheets, consists of foreign currency translation adjustments.

SEGMENT REPORTING. We comply with the Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"), which requires that we report certain information about operating segments in our annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers (see note 9).

STOCK-BASED COMPENSATION. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and to provide additional disclosures with respect to the pro forma effects of adoption had we recorded compensation expense as provided in SFAS 123 (see note 10).

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that all derivative instruments be recognized in the balance sheet at their fair market value and the corresponding derivative gains or losses be either reported in the statement of operations or deferred as a component of other comprehensive income in shareholders' equity, depending on the type of hedging relationship that exists with respect to such derivatives. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement 133" (SFAS 137). SFAS No. 137 deferred the effective date until fiscal years commencing after June 15, 2000. In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--An Amendment of FASB Statement No. 133," which deferred the effective date until the quarter ending March 31, 2001. Although we did not engage in hedging activities in fiscal 2001, in fiscal 2002 we have introduced programs to reduce our foreign currency exposure and mitigate exchange rate risks. Accordingly, we have adopted SFAS 133 in fiscal 2002.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 did not have a material effect on our operations or financial position in fiscal 2001.

RECLASSIFICATIONS. Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

3. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

                                                                            March 31,
                                                                  -----------------------------
(in thousands)                                                      2000                 2001
                                                                  --------             --------
Accounts receivable, net:
   Accounts receivable from customers                             $ 50,625             $ 62,876
   Less: allowance for doubtful accounts                            (2,144)              (2,673)
                                                                  --------             --------
                                                                  $ 48,481             $ 60,203
                                                                  --------             --------

Inventory, net:
   Finished goods                                                   17,887               27,040
   Work in process                                                   1,540                1,280
   Purchased parts                                                  14,325               19,915
                                                                  --------             --------
                                                                  $ 33,752             $ 48,235
                                                                  --------             --------

Property, plant and equipment:
   Land                                                              4,693                4,693
   Buildings and improvements (useful life 7-30 years)              11,296               14,692
   Machinery and equipment (useful life 2-10 years)                 38,341               49,891
                                                                  --------             --------
                                                                    54,330               69,276
   Less: accumulated depreciation                                  (30,753)             (36,593)
                                                                  --------             --------
                                                                  $ 23,577             $ 32,683
                                                                  --------             --------

Accruals:
   Employee benefits                                              $ 15,934             $  9,730
   Accrued advertising and sales and marketing                       2,042                5,836
   Warranty accrual                                                  7,494                6,619
   Accrued other                                                     8,860                8,608
                                                                  --------             --------
                                                                  $ 34,330             $ 30,793
                                                                  --------             --------

4. DEBT

We have an unsecured revolving credit facility with a major bank for $100 million that matures on November 27, 2001. Principal outstanding bears interest at our choice of prime rate minus 1% or LIBOR plus 0.625%, depending on the rate choice and performance level ratios. There were no borrowings outstanding under the facility at March 31, 2001. The revolving credit facility includes certain covenants that materially limit our ability to incur debt and pay dividends, among other matters. We were in compliance with the terms of the covenants as of March 31, 2001.

5. COMMON AND TREASURY STOCK

On June 29, 2000, our Board of Directors approved a three-for-one split of our common stock, effected as a stock dividend. All stockholders of record on July 18, 2000 (the "Record Date") received two additional shares for each share owned on the Record Date. Shares resulting from the split were distributed by the transfer agent on August 8, 2000. All share and per-share numbers contained herein for all periods presented reflect this stock split, unless otherwise noted.

During fiscal 2000, the Board of Directors authorized Plantronics to repurchase an additional 3,000,000 shares of Common Stock. During fiscal 2000, we repurchased 3,802,500 shares of our Common Stock in the open market at a total cost of $72.6 million, and through our employee benefit plans, we reissued 123,291 shares for proceeds of $2.1 million. As of March 31, 2000, there were 554,721 remaining shares authorized for repurchase under all repurchase plans. Shares repurchased in fiscal year 2000 that exceeded the additional 3,000,000 shares pertained to authorizations from prior years.

During fiscal 2001, the Board of Directors authorized Plantronics to repurchase an additional 1,500,000 shares of Common Stock. During fiscal 2001, we repurchased 1,333,100 shares of our Common Stock in the open market at a total cost of $40.1 million, and through our employee benefit plans, we reissued 99,925 shares for proceeds of $2.8 million. As of March 31, 2001, there were 721,621 remaining shares authorized for repurchase under all repurchase plans.

6. INCOME TAXES

Income tax expense for fiscal 1999, 2000 and 2001 consisted of the following:

                                    Fiscal Year Ended March 31,
                          ------------------------------------------------
(in thousands)             1999                2000                 2001
                          -------            --------             --------
Federal
   Current                $18,127            $ 29,130             $ 23,132
   Deferred                 3,344              (6,493)              (1,406)
State                       1,943               2,419                1,900
Foreign                     2,587               5,305                4,976
                          -------            --------             --------
                          $26,001            $ 30,361             $ 28,602
                          -------            --------             --------

Pre-tax earnings of the foreign subsidiaries were $24.5 million, $28.1 million and $34.5 million for fiscal years 1999, 2000 and 2001, respectively. Cumulative earnings of foreign subsidiaries that have been permanently reinvested as of March 31, 2001 totaled $75.7 million.

The following is a reconciliation between statutory federal income taxes and the total provision for taxes on pre-tax income:

                                                                  Fiscal Year Ended March 31,
                                                       --------------------------------------------------
(in thousands)                                           1999                 2000                 2001
                                                       --------             --------             --------
Tax expense at statutory rate                          $ 27,847             $ 33,208             $ 35,753
Foreign operations taxed at different rates              (3,609)              (4,422)              (7,451)
Foreign tax credit                                           --                   --               (2,097)
State taxes, net of federal benefit                       1,263                1,572                1,900
Other, net                                                  500                    3                  497
                                                       --------             --------             --------
                                                       $ 26,001             $ 30,361             $ 28,602
                                                       --------             --------             --------

Deferred tax liabilities (assets) represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of our deferred tax liabilities and assets are as follows:

                                                               March 31,
                                                       ---------------------------
(in thousands)                                          2000                2001
                                                       -------             -------
Deferred gains on sales of properties                  $ 2,350             $ 2,413
Unremitted earnings of certain subsidiaries              3,357               3,357
Other deferred tax liabilities                           1,773                 874
                                                       -------             -------
   Gross deferred tax liabilities                        7,480               6,644
                                                       -------             -------
Accruals and other reserves                             (6,182)             (6,878)
Deferred state tax                                        (386)               (567)
Other deferred tax assets                                 (539)               (232)
                                                       -------             -------
   Gross deferred tax assets                            (7,107)             (7,677)
                                                       -------             -------
Total net deferred tax liabilities (assets)            $   373             $(1,033)
                                                       -------             -------

7. EMPLOYEE BENEFIT PLANS

For fiscal 1999 and 2000, subject to eligibility requirements, substantially all domestic employees participated in our qualified profit sharing and 401(k) plan. Under the plan, participating employees received quarterly cash, annual cash and annual deferred profit sharing payments. All other employees, with the exception of direct labor in Mexico, participated in quarterly cash profit sharing plans. Domestic employees also had the option of participating in a salary deferral component of the plan, qualified under Section 401(k) of the Internal Revenue Code. The profit sharing benefits were based on Plantronics' results of operations before interest and taxes, adjusted for other items. The percentage of profit distributed to employees varied by location. The profit sharing was paid in four quarterly installments, and for qualified associates, one annual cash payment and an annual deferred payment. Profit sharing payments were allocated to employees based on each participating employee's base salary as a percent of all participants' base salaries. The annual profit sharing distributions were made up of a cash distribution and a tax deferred distribution made to individual accounts of participants held in trust. The deferred portion was subject to a two year vesting schedule based on an employee's date of hire. Total annual and quarterly profit sharing contributions were $9.4 million and $10.2 million for fiscal 1999 and 2000, respectively.

For fiscal 2001, we amended our qualified profit sharing and 401(k) plan for U.S. employees. Our profit sharing programs for non-U.S. employees remained unchanged in fiscal 2001. In the past, this plan compensated associates through one annual cash payment, four quarterly cash payments and one deferred payment--in fiscal 2000, the total of these payments equaled approximately 47% of each participating employee's base salary. For fiscal 2001 and thereafter, Plantronics will now offer two separate compensation programs: quarterly cash profit sharing equal to 5% of quarterly profit for distribution to qualified associates, and deferred compensation using the 3% "safe harbor" contribution under the Internal Revenue Code Sections 401(k)(12) and 401(m)(11). We have also increased the employer matching contribution from 25% under the prior qualified 401(k) plan to 50% of the first 6% of pay contributed to the salary deferral plan. With this amendment, the annual cash profit sharing payment was eliminated and replaced by a 20% increase to our associates base pay. Total quarterly profit sharing contributions were $5.4 million for fiscal 2001.

8. COMMITMENTS AND CONTINGENCIES

MINIMUM FUTURE RENTAL PAYMENTS. We lease certain equipment and facilities under operating leases expiring in various years through and after 2006. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of March 31, 2001:

(in thousands)

Fiscal Year Ending March 31,                    Amount
                                                -------
2002                                            $ 1,702
2003                                              1,607
2004                                              1,583
2005                                              1,248
2006                                                414
Thereafter                                        3,609
                                                -------
Total minimum future rental payments            $10,163
                                                -------

Rent expense for operating leases was approximately $1.1 million in fiscal 1999, $1.1 million in fiscal 2000 and $1.8 million in fiscal 2001.

EXISTENCE OF RENEWAL OPTIONS. Certain operating leases provide for renewal options for periods from one to three years. In the normal course of business, operating leases are generally renewed or replaced by other leases.

CLAIMS AND LITIGATION. We are presently engaged in a lawsuit filed in the Superior Court in Santa Clara County, California by Hello Direct (now GN Hello Direct), a former Plantronics distributor which was acquired by Plantronics' competitor, GN Netcom. The lawsuit makes various claims associated with the termination of the distribution relationship between Plantronics, and Hello Direct, including that Hello Direct has suffered approximately $11 million in damages as a result of it. We have filed a counter-claim against Hello Direct.

We are engaged in another lawsuit that was filed in the United States District Court, for the Central District of California by Cotron Corporation, a Taiwanese company, alleging patent infringement by a C1earVox product. We have filed a counter-claim alleging that the Cotron patent is invalid, unenforceable, and not infringed.

As these claims are pending, the ultimate outcome of the litigation cannot be determined at this time. Based on information available to date, management believes that these claims are meritless and we intend to prosecute these claims vigorously. In addition, we are involved in a number of legal proceedings arising in the normal course of business.

Although we cannot presently determine the outcome of these claims, we believe the ultimate resolution of these claims is not likely to have a material adverse effect on our financial position, results of operations or cash flows. If not successful in defending our claims however, the resulting outcome could have a material adverse impact on our business, future operating results or cash flows.

9. SEGMENTS AND ENTERPRISE-WIDE DISCLOSURES

SEGMENTS. We are engaged in the design, manufacture, marketing and sales of telecommunications equipment including headsets, telephone headset systems, and other specialty telecommunications products. Plantronics considers itself to operate in one business segment. We organized our operations to focus on three principal markets: call center and office products, mobile and computer products, and other specialty products (Walker Equipment Division). The following table presents net revenue by market (in thousands).

                                                                Fiscal Year Ended March 31,
                                                     ------------------------------------------------
(in thousands)                                         1999                2000                2001
                                                     --------            --------            --------
Net revenues from unaffiliated customers:
   Call center and office                            $265,835            $279,690            $320,081
   Mobile and computer                                  5,229              22,222              66,604
   Other specialty products                            15,197              13,100              14,353
                                                     --------            --------            --------
                                                     $286,261            $315,012            $401,038
                                                     --------            --------            --------

MAJOR CUSTOMERS. No one customer accounted for 10% or more of total revenue from consolidated sales for fiscal year 1999, 2000 or 2001.

GEOGRAPHIC INFORMATION. In geographical reporting, revenues are attributed to the geographical location of the sales and service organizations. The following table presents net revenues and long lived assets by geographic area (in thousands).

                                                                Fiscal Year Ended March 31,
                                                     ------------------------------------------------
(in thousands)                                         1999                2000                2001
                                                     --------            --------            --------
Net revenues from unaffiliated customers:
   United States                                     $198,910            $209,557            $275,998
   International                                       87,351             105,455             125,040
                                                     --------            --------            --------
                                                     $286,261            $315,012            $401,038
                                                     --------            --------            --------

Long lived assets:
   United States                                    $17,791            $15,371            $19,980
   International                                      2,532              8,206             12,703
                                                    -------            -------            -------
                                                    $20,323            $23,577            $32,683
                                                    -------            -------            -------

10. STOCK OPTION PLANS AND STOCK PURCHASE PLANS

STOCK OPTION PLAN. In September 1993, the Board of Directors approved the PI Parent Corporation 1993 Stock Option Plan (the "1993 Stock Option Plan"). Under the 1993 Stock Option Plan, 18,927,726 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) are reserved cumulatively since inception for issuance to employees and consultants of Plantronics, as approved by the Compensation Committee of the Board of Directors and the Stock Option Plan Committee (comprised of the CEO and a representative of the Finance, Human Resources, and Legal departments). The reserved shares include 2,550,000 shares, which were authorized by the Board of Directors and approved by the stockholders for issuance in fiscal year 2001. The 1993 Stock Plan, which has a term of ten years, provides for incentive stock options as well as nonqualified stock options to purchase shares of Common Stock. The Board of Directors may terminate the 1993 Stock Option Plan at any time at its discretion.

Incentive stock options may not be granted at less than 100% of the estimated fair market value of our Common Stock at the date of grant, as determined by the Board of Directors, and the option term may not exceed 10 years. For holders of 10% or more of the total combined voting power of all classes of our stock, incentive stock options may not be granted at less than 110% of the estimated fair market value of the Common Stock at the date of grant and the option term may not exceed five years. Nonqualified stock options may be granted at less than fair market value, provided however, that all stock options granted on or after May 16, 2001 may not be granted at less than 100% of the estimated fair market value of our common stock at the date of grant.

Options granted prior to June 1999 generally vest over a four year period and those options granted subsequent to June 1999 generally vest over a five year period. In July 1999, the Stock Option Plan Committee was authorized to make option grants to employees who are not senior executives pursuant to guidelines approved by the Compensation Committee and subject to quarterly reporting to the Compensation Committee.

DIRECTORS' STOCK OPTION PLAN. In September 1993, the Board of Directors adopted a Directors' Stock Option Plan (the "Directors' Option Plan") and reserved 300,000 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) for issuance to non-employee directors of Plantronics. The reserved shares include 120,000 shares, which were authorized by the Board of Directors and approved by the stockholders for issuance in fiscal year 2001. The Directors' Option Plan provides that each non-employee director shall be granted an option to purchase 12,000 shares of Common Stock on the later of the effective date of Plantronics' initial public offering or the date on which the person becomes a new director. Annually thereafter, each continuing non-employee director shall be automatically granted an option to purchase 3,000 shares of Common Stock. At the end of fiscal year 2001, options for 183,000 shares of Common Stock were outstanding under the Directors' Option Plan. All options were granted at fair market value and generally vest over a four year period.

Stock option activity under the 1993 Stock Plan and the Directors' Stock Option Plan are as follows:

                                                                     Options Outstanding
                                                                -----------------------------
                                          Shares                                     Weighted
                                         Available                                    Average
                                         for Grant                Shares               Price
                                         ----------             ----------           --------
Balance at March 31, 1998                   345,001              9,275,736             $ 3.76
   Options Authorized                     3,900,000
   Options Granted                       (1,998,000)             1,998,000             $18.58
   Options Exercised                                            (3,168,279)            $ 1.64
   Options Cancelled                        553,335               (553,335)            $ 6.18
                                         ----------             ----------             ------
Balance at March 31, 1999                 2,800,336              7,552,122             $ 8.40
   Options Granted                       (2,634,375)             2,634,375             $21.55
   Options Exercised                                            (2,180,493)            $ 3.15
   Options Cancelled                        107,025               (107,025)            $15.40
                                         ----------             ----------             ------
Balance at March 31, 2000                   272,986              7,898,979             $13.88
   Options Authorized                     2,670,000
   Options Granted                       (1,720,027)             1,720,027             $35.02
   Options Exercised                                            (1,516,000)            $ 9.67
   Options Cancelled                        390,984               (390,984)            $20.14
                                         ----------             ----------             ------
BALANCE AT MARCH 31, 2001                 1,613,943              7,712,022             $19.12
                                         ----------             ----------             ------
EXERCISABLE AT MARCH 31, 2001                                    3,703,702
                                                                ----------

Significant option groups outstanding at March 31, 2001 and related weighted average prices and lives are as follows:

                                     Options Outstanding                             Options Exercisable
                       -----------------------------------------------          -----------------------------
                          Number              Weighted                            Number
                       Outstanding             Average        Weighted          Exercisable          Weighted
                           as of              Remaining        Average             as of             Average
Range of                 March 31,           Contractual      Exercise            March 31,          Exercise
Exercise Price             2001                 Life            Price               2001               Price
--------------         -----------           -----------      --------          -----------          --------
$ 0.30-$ 7.00            1,673,206              4.22            $ 3.91            1,666,956            $ 3.90
  7.02- 19.92            1,777,645              7.14             13.79            1,144,306             12.72
 20.00- 21.88            1,639,834              7.96             21.13              677,635             21.09
 22.54- 35.46            2,144,510              9.07             29.02              214,805             24.09
 36.00- 55.13              476,827              9.49             40.90                   --                --
                         ---------                                                ---------
$ 0.30-$55.13            7,712,022              7.36            $19.12            3,703,702            $10.94
                         ---------                                                ---------

FAIR VALUE DISCLOSURES. All options in fiscal 1999, 2000 and 2001 were granted at an exercise price equal to the fair market value of Plantronics' Common Stock at the date of grant.

The fair value of options at date of grant was estimated using the Black-Scholes model. The following assumptions were used for 1999: dividend yield of 0%, an expected life of 5.6 years, expected volatility of 39% and risk free interest rate of 5.3%. For 2000 the assumptions were: dividend yield of 0%, an expected life of 6 years, expected volatility of 42% and risk free interest rate of 5.9%. For 2001 the assumptions were: dividend yield of 0%, an expected life of 6 years, expected volatility of 86% and a weighted average risk free interest rate of 5.5%. Based upon those assumptions, the weighted average fair value at date of grant for options granted during 1999, 2000 and 2001 were $8.42, $10.89 and $26.55 per share, respectively.

Volatility is a measure of the amount by which a price has fluctuated over an historical period. The higher the volatility, the more the returns on the stock can be expected to vary. The risk free interest rate is the rate on a U.S. Treasury bill or bond that approximates the expected life of the option.

Had compensation expense for our stock-based compensation plans been determined based on the methods prescribed by SFAS 123, our net income and net income per share would have been as follows:

                                                                 Fiscal Year Ended March 31,
                                                    ------------------------------------------------------
(in thousands, except per share amounts)               1999                  2000                  2001
                                                    ----------            ----------            ----------
Net income:
   As reported                                      $   54,204            $   64,517            $   73,550
   Pro forma                                        $   51,771            $   56,879            $   61,427
Net income per share:
   As reported                                      $     0.99            $     1.22            $     1.38
   Pro forma                                        $     0.94            $     1.07            $     1.15

EMPLOYEE STOCK PURCHASE PLAN. On April 23, 1996, the Board of Directors of Plantronics approved the 1996 Employee Stock Purchase Plan (the "ESPP"), which was approved by the stockholders on August 6, 1996, to provide certain employees with an opportunity to purchase Common Stock through payroll deductions. The plan is a qualified plan under applicable IRS guidelines and certain highly compensated employees are excluded from participation. Under the ESPP plan effective through August 1999, the purchase price of the Common Stock was equal to 95% of the market price of the Common Stock immediately before the beginning of the applicable participation period and there was a six month holding period requirement for stock purchased. Under the ESPP plan effective beginning September 1999, the purchase price of the Common Stock is equal to 85% of the market price of the Common Stock immediately before the beginning of the applicable participation period and there is no required holding period. Each participation period is six months long.

During fiscal 1999, 7,593 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, an expected life of six months, expected volatility of 39%, and risk free interest rates of 4.6%. The weighted-average fair value of these purchase rights granted in fiscal 1999 was $1.97.

During fiscal 2000, 38,193 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, an expected life of six months, expected volatility of 42%, and risk free interest rate of 6.1%. The weighted-average fair value of these purchase rights granted in fiscal 2000 was $3.80.

During fiscal 2001, 25,443 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, an expected life of six months, expected volatility of 86%, and risk free interest rate of 6.1%. The weighted-average fair value of these purchase rights granted in fiscal 2001 was $8.39.

SENIOR EXECUTIVE STOCK OWNERSHIP PLAN. In November 1996, the Board of Directors approved a Senior Executive Stock Purchase Plan, effective January 1, 1997, to encourage ownership of our Common Stock by senior executives. This is a voluntary plan in which executives are encouraged to participate and achieve a target ownership over a five year period in annual increments of 20% of target or more. The target ownership is equal to two times the Chief Executive Officer's base salary and one times the individual Vice Presidents' base salary. To encourage participation, we will sell our Treasury Stock to executives under this voluntary purchase program. The price will be equal to the greater of: 95% of the price set by the Board of Directors on an annual basis or 85% of the fair market value of the stock on the date of transaction. The various vehicles that are available to executives to obtain ownership of Plantronics' stock are as follows: 401(k) Plan contributions, personal IRA account purchases, Deferred Compensation Plan contributions, outright purchase of stock or exercising and holding vested stock options. The discounted price is not applicable to exercising and holding of vested stock options.

MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

TO OUR STOCKHOLDERS:

The management of Plantronics, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

We maintain an effective internal control structure. It consists, in part, of organizational arrangements with clearly defined lines of responsibility and delegation of authority, and comprehensive systems and control procedures. We believe this structure provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets. Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of March 31, 2001 provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded.

To assure the effective administration of internal control, we carefully select and train our employees, develop and disseminate written policies and procedures, provide appropriate communication channels, and foster an environment conducive to the effective functioning of controls. We maintain an active Standards of Conduct program intended to ensure employees adhere to the highest standards of personal and professional integrity.

The Audit Committee of the Board of Directors consists of three directors who are not employees and who are, in the opinion of the Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as an Audit Committee member. The Audit Committee annually recommends to the Board independent auditors for appointment, subject to stockholder ratification. Pursuant to stockholder approval at last year's annual meeting, PricewaterhouseCoopers LLP was selected as our independent accountants. The Audit Committee met during the year with representatives of management and our independent accountants to review our financial reporting process and our controls to safeguard assets. Our independent accountants at all times have full and free access to the Audit Committee.

The accounting firm of PricewaterhouseCoopers LLP has performed an independent audit of our financial statements. Management has made available to PricewaterhouseCoopers LLP all of the financial records of Plantronics and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to PricewaterhouseCoopers LLP during its audit were valid and appropriate. The accounting firm's report appears below.


/S/ Ken Kannappan                              /S/ Barbara Scherer
Ken Kannappan                                  Barbara Scherer
President and Chief Executive Officer          Senior Vice President--Finance &
                                               Administration and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PLANTRONICS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly in all material respects, the financial position of Plantronics, Inc. and its subsidiaries at March 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/S/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Jose, California
April 23, 2001

SELECTED FINANCIAL DATA

                                                                      Fiscal Year Ended March 31,
(in thousands, except                   ----------------------------------------------------------------------------------------
earnings per share)                       1997                1998                1999                2000                2001
                                        --------            --------            --------            --------            --------
STATEMENT OF OPERATIONS DATA
Net sales                               $195,307            $236,112            $286,261            $315,012            $401,038
Income before
   extraordinary item                     29,671              39,189              55,253              64,517              73,550
Extraordinary item, net
   of taxes                                   --                  --               1,049                  --                  --
Net income                              $ 29,671            $ 39,189            $ 54,204            $ 64,517            $ 73,550
                                        --------            --------            --------            --------            --------
Diluted net income per
   common share:
     Income before
       extraordinary item               $   0.56            $   0.72            $   1.01            $   1.22            $   1.38
     Extraordinary item,
       net of taxes                           --                  --                0.02                  --                  --
     Net income                         $   0.56            $   0.72            $   0.99            $   1.22            $   1.38
     Shares used in
       diluted per share
       calculations                       53,376              54,669              54,846              53,019              53,263

                                                            Fiscal Year Ended March 31,
                              ----------------------------------------------------------------------------------------
(in thousands)                  1997                1998                1999                2000                2001
                              --------            --------            --------            --------            --------
BALANCE SHEET DATA
Total assets                  $127,241            $165,475            $142,868            $170,030            $233,272
Long-term debt                  65,050              65,050                  --                  --                  --

                                                                              Quarter Ended
                                                     ----------------------------------------------------------------
                                                     Jun. 30            Sep. 30            Dec. 31            Mar. 31
(in thousands, except earnings per share)             1999               1999               1999               2000
                                                     -------            -------            -------            -------
QUARTERLY DATA (UNAUDITED)
Net sales                                            $74,715            $72,038            $76,059            $92,200
Gross profit                                          43,923             42,506             45,113             53,957
Net income                                           $15,404            $14,916            $15,409            $18,788
Diluted net income per common share                  $  0.28            $  0.28            $  0.30            $  0.36

                                                                                Quarter Ended
                                                     -------------------------------------------------------------------
                                                     Jun. 30             Sep. 30             Dec. 31             Mar. 31
(in thousands, except earnings per share)              2000                2000                2000               2001
                                                     --------            --------            --------            -------
QUARTERLY DATA (UNAUDITED)
Net sales                                            $100,352            $103,940            $106,718            $90,028
Gross profit                                           57,257              58,061              59,441             45,333
Net income                                           $ 20,104            $ 20,740            $ 21,308            $11,398
Diluted net income per common share                  $   0.38            $   0.39            $   0.40            $  0.22